Form 10-K, Exhibit 13
period 1995-12-31
HARBINGER CORP
filed 1996-04-01
CIK 947116

                                                                   EXHIBIT 13.1

                            Selected Financial Data


- - ---------------------------------------------------------------------------------------------------
                                                             Year ended December 31,
- - ---------------------------------------------------------------------------------------------------
(in thousands, except per share data)        1995      1994             1993          1992     1991
Revenues                                  $23,117  $ 13,652          $10,536       $ 6,717  $ 5,505
Direct costs                                5,672     3,700            2,752         1,811    1,433
                                          ---------------------------------------------------------
Gross margin                               17,445     9,952            7,784         4,906    4,072
                                          ---------------------------------------------------------
Operating income before charge
   for purchased in-process product
   development and write-off of software
   development costs                        3,135     1,619            1,142           166      119
                                          ---------------------------------------------------------
Charge for purchased in-process product
   development and write-off of
   software development costs                   -     4,317                -             -        -
Operating income (loss)                     3,135    (2,698)           1,142           166      119
                                          =========================================================
Net income (loss) applicable to
   common shareholders                    $ 1,048  $ (2,111)         $ 3,242       $  (353) $    46
                                          =========================================================
Net income (loss) per share
   of common stock                        $  0.12  $  (0.31)         $  0.48       $ (0.08) $ (0.03)
                                          =========================================================
Weighted average common and common
   equivalent shares outstanding            8,932     6,862            6,744         5,645    5,601
                                          =========================================================

BALANCE SHEET DATA:
                                                                  At December 31,
                                          ---------------------------------------------------------
(in thousands)                               1995      1994             1993          1992     1991
- - ---------------------------------------------------------------------------------------------------
Working capital                            14,320     2,726            3,790           150      393
Total assets                               40,260    15,661           12,201         4,832    3,100
Long-term obligations, redeemable
   preferred stock and puttable
   common stock                             4,675     2,943            4,944         7,138    1,081
Shareholders' equity                       29,133     5,399            4,337        (4,457)     821

                       Quarterly Results of Operations



- - -----------------------------------------------------------------------------------
                                                    Three Months Ended
- - -----------------------------------------------------------------------------------
                                           Mar. 31,  June 30,  Sept. 30,   Dec. 31,
(in thousands, except per share data)       1994       1994       1994       1994*
- - ------------------------------------------------------------------------------------
Revenues                                   $2,993     $3,542     $3,410   $ 3,707
                                           =========================================
Gross margin                                2,131      2,581      2,452     2,788
                                           =========================================
Operating income (loss)                       211        348        236    (3,493)
                                           =========================================
Net income (loss) applicable to common
   shareholders                            $   43     $  115     $   55   $(2,324)
                                           =========================================
Net income (loss) per share of common
   stock and common stock equivalents      $ 0.01     $ 0.02     $ 0.01   $(0.30)
                                           =========================================
Weighted average common and common
   equivalent shares outstanding            7,513      7,631      7,597     7,779
                                           =========================================

                                                     Three Months Ended
- - ------------------------------------------------------------------------------------
                                          Mar. 31,  June 30,   Sept. 30,  Dec. 31,
(in thousands, except per share data)      1995       1995       1995      1995
- - ------------------------------------------------------------------------------------
REVENUES                                  $4,542     $5,288     $6,102   $ 7,185
                                          ==========================================
GROSS MARGIN                               3,418      4,055      4,505     5,467
                                          ==========================================
OPERATING INCOME                             472        616        740     1,307
                                          ==========================================
NET INCOME APPLICABLE TO COMMON
   SHAREHOLDERS                           $  166     $  209     $  147   $   526
                                          ==========================================
NET INCOME PER SHARE OF COMMON
   STOCK AND COMMON STOCK EQUIVALENTS     $ 0.02     $ 0.03     $ 0.02   $  0.05
                                          ==========================================
WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING           7,926      7,913      9,567    10,908
                                          ==========================================

- - ------------------------------------------------------------------------------------

* Includes pre-tax charge of $4.3 million, for purchased in-process product development and write-off of software development costs.

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Overview

      The Company generates revenues from various sources, including revenues for services and license fees for software sales. Revenues for services principally include subscription fees for transactions on the Company's VAN, software maintenance and implementation charges and charges for consulting and training services. Subscription fees are based on a combination of monthly access charges and transaction-based usage charges. Software maintenance and implementation charges represent recurring charges and are deferred and recognized ratably over 12 months. Charges for consulting and training services are based on actual services rendered and are recognized as services are performed. License fees for software sales are recognized at the time of product installation for the Company's PC-based EDI software products, and upon the latter of shipment or fulfillment of all significant post-contract vendor obligations for the Company's other software products. The Company accepts product returns for a specified period after delivery of software. License fees include royalty revenues under the Company's Alliance Agreement with System Software Associates, Inc. ("SSA") which are recognized as reported by SSA in relicensing the Company's software products.
      The Company modified its pricing structure for maintenance and implementation charges in March 1993 to be more consistent with customary pricing within the Company's industry. This included an increase in the recurring annual maintenance charges which were phased in over a 24-month period as maintenance contracts were renewed. In addition, the Company instituted a recurring annual software implementation charge to cover the costs of developing and updating custom software templates, known as Trading Partner Packs, for particular industries and trading partners. Most new software purchasers are required to contract for both software maintenance and implementation services.
        Effective December 31, 1994, the Company completed the acquisition (the "TI Acquisition") of certain assets from Texas Instruments, Incorporated relating to its EDI Software business. Effective July 21, 1995, the Company entered into a strategic alliance relationship with SSA (the "SSA Alliance") pursuant to which the Company acquired from SSA computer software that performs EDI functions on IBM AS/400 midrange computers and licensed to SSA the Company's AS/400, UNIX and PC-based EDI software and related tools and utilities, under agreements whereby SSA may remarket this Harbinger software to licensees of SSA's Business Planning and Control System. Through the TI Acquisition and the SSA Alliance, the Company acquired software products and technologies that complement the Company's existing software product line.
        In December 1994, the Company founded Harbinger NET Services, LLC ("HNS") to develop products and services to facilitate electronic commerce using the Internet. HNS was capitalized with an initial investment of approximately $360,000 from the Company and approximately $340,000 from certain other investors, including certain shareholders, executive officers and directors of the Company. In June 1995, the Company purchased additional HNS common shares for $2.0 million in cash and a note for $6.0 million, which was paid in full from the proceeds of the Company's initial public offering. Also, in June 1995, BellSouth invested $3.0 million in HNS in exchange for a five-year subordinated convertible debenture bearing interest at the rate of 6% per annum. The BellSouth debenture will convert automatically into common shares of HNS at such time, if ever, as BellSouth is permitted to make unrestricted equity investments in companies such as HNS under the terms of a consent decree applicable to BellSouth. Assuming the immediate conversion of the BellSouth debenture and exercise of outstanding HNS options, the Company and BellSouth would own approximately 70% and 24%, respectively, of HNS common shares outstanding following such conversion, and Harbinger shareholders, officers and directors would own 6% of HNS common shares outstanding following such conversion. HNS will concentrate its efforts on the design and development of software products and services to facilitate mass deployment of electronic commerce transactions over the Internet. The Company expects that it will realize significant losses on its investment in HNS through 1996, and such significant losses may continue thereafter. Since the Company reports its interest in HNS's losses by the equity method of accounting, the Company's net income and net income per share, if any, will be materially adversely affected by any significant losses incurred by HNS.

RESULTS OF OPERATIONS

        The following table presents, for the periods indicated, the percentage relationship of certain statement of operations data items to total revenues.

                                                                               Percentage of Total Revenues
                                                                             ---------------------------------
                                                                                  Year Ended December 31,
                                                                             ---------------------------------
                                                                              1995           1994        1993
                                                                             ---------------------------------
Revenues:
   Services                                                                   71.0%          78.3%        65.3%
   Software                                                                   29.0           21.7         34.7
                                                                             ---------------------------------
         Total revenues                                                      100.0          100.0        100.0
                                                                             ---------------------------------
Direct costs:
   Services                                                                   18.7           22.1         21.0
   Software                                                                    5.8            5.0          5.1
                                                                             ---------------------------------
         Total direct costs                                                   24.5           27.1         26.1
                                                                             ---------------------------------
Gross margin                                                                  75.5           72.9         73.9
Operating costs:
   Selling and marketing                                                      21.1           21.4         21.8
   General and administrative                                                 20.9           22.9         27.3
   Product development                                                        16.5           13.0         10.4
   Depreciation and amortization                                               3.4            3.8          3.5
   Charge for purchased in-process product development
      and write-off of software development costs                               -            31.6           -
                                                                             ---------------------------------
         Total operating costs                                                61.9           92.7         63.0
                                                                             ---------------------------------
Operating income (loss)                                                       13.6          (19.8)        10.9
                                                                             ---------------------------------
Interest expense (income), net                                                (0.3)           0.2          1.0
Equity in losses of joint ventures                                             5.5            1.7          0.4
                                                                             ---------------------------------
Income (loss) before income tax expense (benefit)                              8.4          (21.7)         9.5
Income tax expense (benefit)                                                   3.0           (7.7)       (24.4)
                                                                             ---------------------------------
Net income (loss)                                                              5.4%         (14.0)%       33.9%
                                                                             =================================

1995 COMPARED TO 1994 AND 1994 COMPARED TO 1993

     Revenues. Total revenues increased from $10.5 million in 1993 to $13.7 million in 1994 and $23.1 million in 1995. Revenues for services increased from $6.9 million in 1993 to $10.7 million in 1994 and to $16.4 million in 1995. These increases reflect an increase in the number of subscribers utilizing the Company's VAN, as well as increases in the average volume of transmissions by subscribers. Revenues from software maintenance and implementation also increased in each year, reflecting both an increase in the number of customers and the effect of the modification of the Company's pricing structure for these services in March 1993. Revenue from software sales decreased from $3.7 million in 1993 to $3.0 million in 1994, but increased to $6.7 million in 1995. The increase in 1995 as compared to 1994 was the result of the effect of $2.0 million in software sales attributable to products acquired from TI, $1.5 million in royalties for software products sold through the SSA channel and software sold in connection with several new hub programs. Software sales in 1994 included international sublicense revenues of approximately $500,000 which were substantially non-recurring. The decrease in 1994 as compared to 1993 was attributable to lower unit sales resulting from a lower number of trading partner seminars arranged and conducted by the Company, to delays in the Company's introduction of its Windows-based PC software products and to decreased international license fees derived from the Company sublicense arrangement with Sprint. The Company restructured its sales force to focus on a more effective implementation of its trading community strategy in 1995.
      Direct Costs. Direct costs for services increased from $2.2 million in 1993 to $3.0 million in 1994 and $4.3 million in 1995. As a percentage of services revenues, these costs were 32.2% in 1993, 28.1% in 1994 and 26.3% in 1995. The decreases as a percentage of services revenues from 1993 to 1995 reflect greater margins achieved from increased services revenues. Direct software costs increased from

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (Continued)

$534,000 in 1993 to $689,000 in 1994 and $1.3 million in 1995. Direct software costs, as a percentage of software revenues, were 14.6% in 1993, 23.2% in 1994 and 20.1% in 1995. The decrease in direct software costs as a percentage of software revenues from 1994 to 1995 primarily reflects the effect of higher margin royalty revenues and the sales of higher margin products acquired from TI. The increase in direct software costs as a percentage of software revenues from 1993 to 1994 primarily reflects both increased software amortization and higher sales of lower margin products. Total direct costs for software are expected to increase each year to reflect the amortization of purchased technology and software development costs.
      Selling and Marketing. Selling and marketing expenses increased from $2.3 million in 1993 to $2.9 million in 1994 and $4.9 million in 1995. As a percentage of revenues, these expenses were 21.8% in 1993, 21.4% in 1994, and 21.1% in 1995. The decreases between years principally reflect the effect of increased services revenues and efficiencies associated with other costs to support increased sales activity.
      General and Administrative. General and administrative expenses increased from $2.9 million in 1993 to $3.1 million in 1994 and $4.8 million in 1995. As a percentage of revenues, these expenses decreased from 27.3% in 1993 to 22.9% in 1994 and 20.9% in 1995. These decreases as a percentage of revenues reflect efficiencies associated with expanding the Company's operations and the effect of increases in software and service revenues.
     Product Development. Total expenditures for product development, including capitalized expenses, increased from $1.9 million in 1993 to $2.2 million in 1994 and $4.8 million in 1995. The Company capitalized product development expense of $826,000, $394,000 and $962,000, respectively, in 1993, 1994 and
1995, which represented 43.0%, 18.2% and 20.2% of total expenditures for product development in these respective periods. The increase in the amount capitalized, as a percentage of total expenditures for product development, from 1994 to 1995 reflects the fact that the Company incurred greater expenses in 1995 on products that had reached technological feasibility. As a percentage of revenues, product development costs increased from 10.4% in 1993 to 13.0% in 1994 and to 16.5% in 1995. The increase from 1994 to 1995 principally reflects substantially increased product development expenditures in 1995, including costs related to the continuing development of technologies acquired in connection with the TI Acquisition and the SSA Alliance. Amortization of capitalized product development cost totaled $231,000, $387,000 and $868,000 in 1993, 1994 and 1995, respectively. Additionally, the company has invested $8.4 million in HNS to develop products and services to facilitate electronic commerce using the Internet.
     Charge for Purchased In-Process Product Development and Write-off of Software Development Costs. The Company incurred an expense of $4.3 million in 1994 as a charge for purchased in-process product development and write-off of software development costs. In connection with the TI Acquisition, the Company acquired in-process software development for several software products. Since the Company determined that certain of the acquired technologies had not reached technological feasibility, the Company expensed the portion of the purchase price allocable to such in-process product development. Also, the Company wrote-off software development costs related to the Company's then existing Windows-based PC product which, as a result of the TI Acquisition, has been integrated with technologies acquired from TI to create a new Windows-based product offering.
     Equity in Losses of Joint Ventures. The Company recognized, as its equity in the losses of Harbinger NV, $41,000 in 1993, $227,000 in 1994 and $313,000
in 1995. These increases reflect the impact of the operations of Harbinger NV for the full year in 1994 and 1995 as compared to two months in 1993, and the increasing losses from these operations. In addition, the Company recognized, as its equity in the losses of HNS, $953,000 in 1995 reflecting the Company's allocation of losses associated with this joint venture with BellSouth.
      Income Taxes. The Company recorded an income tax expense of $687,000 and an income tax benefit of $1.1 million in 1995 and 1994, respectively, which represents an effective tax rate of approximately 35% and 36% for each of those respective periods. Pre-tax income of $7.6 million will be required in future years to fully utilize the deferred tax assets of $2.9 million as of December 31, 1995. During 1993, the Company determined that the valuation allowance recorded upon adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" was no longer necessary. Therefore, the Company reversed the valuation allowance which resulted in a tax benefit in 1993 of $2.6 million.
      Net Income. The Company realized net income of $1.2 million in 1995 as compared to a net loss of $1.9 million in 1994 and net income of $3.6 million in 1993. The net loss in 1994 reflects principally the effect of the charge for purchased in-process product development and write-off of software development costs of $4.3 million in connection with the TI Acquisition. Without this charge, the

     Company's net income for 1994 would have been approximately $867,000.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of private equity and debt financings, a bank line of credit and cash flows from operations. In 1995, 1994 and 1993, the Company generated cash from operating activities of $2.9 million, $3.4 million and $1.2 million, respectively. The Company used net cash in investing activities of $11.8 million in 1995 as compared to $511,000 in 1994 and $3.5 million in 1993. Cash used in investing activities for 1995 included principally investment in joint ventures and purchases of property and equipment. The Company generated net cash from financing activities of $16.2 million in 1995, representing principally proceeds from its initial public offering in August 1995. Financing activities generated cash of $1.0 million in 1994 and $2.6 million in 1993, representing principally the proceeds from the issuance of securities.
     The Company's bank credit facility consists of a revolving line of credit which bears interest at prime plus 0.625% and permits the Company to borrow a maximum of $4.0 million, limited to a borrowing base determined on the balance of the Company's qualified receivables. This facility, which also provides the Company with a 24-month termout feature for up to $2.0 million, contains certain restrictive covenants and is secured by substantially all of the Company's assets. The covenants include restrictions on the Company's capital expenditures and net losses, and require the Company to maintain certain financial ratios. The Company pays a commitment fee on the unused portion of this revolving credit facility. As of December 31, 1995, the Company had no outstanding balance on this facility.
      The Company's principal commitments consist of leases on its headquarters facilities, obligations under its bank credit facility and a $1.0 million loan commitment to Harbinger NV. Advances on the proposed Harbinger NV loan commitment will be funded on a monthly basis as determined by the Company, subject to the right of the Company at any time to discontinue advances under the loan agreement (except that in the event of the orderly liquidation of Harbinger NV, the Company must fund amounts necessary to enable Harbinger NV to satisfy its commitments). Under the Company's agreements with Harbinger NV, Harbinger NV is required to pay the Company a minimum of $2.0 million in royalties by December 31, 1997. The Company recognized no royalty revenue for 1994 or 1995 and does not believe that Harbinger NV will be able to meet this commitment by December 31, 1997.
      The Company currently has no material commitments for capital expenditures. Revenues for 1995 include minimum royalties payable to the Company by SSA of $1.4 million which was paid in January 1996. The terms of the distribution arrangement provides for SSA to pay the Company royalties through December 2000 based upon future software and services revenues that SSA derives from the sale of the Company's products including certain minimum royalties of $5.7 million in 1996. Under the royalty arrangement, royalties are not payable to Harbinger until 30 days after SSA has received payment from its customer. Accordingly, it is conceivable that the Company will not receive any payments on the 1996 guaranteed minimum until January 1997. The Company may from time to time issue debt or equity securities and otherwise raise long-term capital to finance the expansion of its business.
      The Company does not believe that inflation has had a material impact on its business. However, there can be no assurance that Harbinger's business will not be affected by inflation in the future.

RECENT ACCOUNTING PRONOUNCEMENT

      On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), for recognizing stock-based expense in their financial statements in lieu of the new accounting method prescribed by SFAS No. 123 based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded footnote disclosures. The provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. However, disclosure of the pro forma net income and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 15, 1994.
      The Company intends to continue accounting for stock-related compensation using APB Opinion No. 25 and will provide the expanded footnote disclosures required under SFAS No. 123 beginning with its 1996 financial statements.

                                 Balance Sheets

- - ---------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
                                                                                -------------------------------
                                                                                       1995                1994
                                                                                -------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $11,918,000        $  4,642,000
   Accounts receivable, less allowances for returns and
      doubtful accounts of $537,000 and $270,000 in
      1995 and 1994, respectively                                                 5,624,000           3,366,000
   Royalty receivable                                                             1,382,000                -
   Deferred income taxes                                                            999,000           1,760,000
   Due from joint ventures                                                          566,000              50,000
   Other current assets                                                             283,000             227,000
                                                                                -------------------------------
         Total current assets                                                    20,772,000          10,045,000
                                                                                -------------------------------
Property and equipment, less accumulated
   depreciation and amortization                                                  3,772,000           2,107,000
Investments in joint ventures                                                     7,480,000             232,000
Intangible assets, less accumulated amortization                                  6,298,000           1,414,000
Deferred income taxes                                                             1,938,000           1,863,000
                                                                                -------------------------------
                                                                                $40,260,000         $15,661,000
                                                                                ===============================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable                                                            $  1,335,000        $    886,000
   Accrued expenses                                                               2,759,000           1,446,000
   Deferred revenues                                                              2,358,000           1,662,000
   Note payable                                                                        -              3,325,000
                                                                               --------------------------------
         Total current liabilities                                                6,452,000           7,319,000
                                                                               --------------------------------
Commitments and contingencies

Redeemable preferred stock:
   Series B, $10.00 par value; 48,000 shares issued and
      outstanding at December 31, 1994                                                 -                480,000
   Series C, $10.00 par value; 250,000 shares issued and
      outstanding at December 31, 1994                                                 -              2,463,000
   Zero Coupon, $1.00 redemption value; 4,000,000
      shares issued and outstanding at December 31, 1995                               -                   -
                                                                               --------------------------------
         Total redeemable preferred stock                                              -              2,943,000
                                                                               --------------------------------
Puttable common stock $0.0001 par value;
   550,000 shares issued and outstanding                                          4,675,000                -

Shareholders' equity:
   Preferred stock, including redeemable preferred stock;
      20,000,000 shares authorized --
         Series C, $10.00 par value; 250,000 shares issued and
             outstanding at December 31, 1995                                     2,485,000                -
   Common stock, $0.0001 par value; 100,000,000 shares
      authorized, 9,690,684 and 7,397,434 shares issued and
      outstanding at December 31, 1995 and 1994, respectively                         1,000               1,000
   Additional paid-in capital                                                    32,201,000          11,977,000
   Accumulated deficit                                                           (5,554,000)         (6,579,000)
                                                                                --------------------------------
         Total shareholders' equity                                              29,133,000           5,399,000
                                                                                --------------------------------
                                                                                $40,260,000         $15,661,000
                                                                                ===============================

               See accompanying notes to financial statements.

                            Statements of Operations

- - --------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                                ----------------------------------------------
                                                                       1995              1994             1993
                                                                ----------------------------------------------
Revenues:

   Services                                                     $16,418,000       $10,688,000     $  6,880,000
   Software                                                       6,699,000         2,964,000        3,656,000
                                                                ----------------------------------------------
         Total revenues                                          23,117,000        13,652,000       10,536,000
                                                                ----------------------------------------------
Direct costs:
   Services                                                       4,323,000         3,011,000        2,218,000
   Software                                                       1,349,000           689,000          534,000
                                                                 ---------------------------------------------
         Total direct costs                                       5,672,000         3,700,000        2,752,000
                                                                 ---------------------------------------------
Gross margin                                                     17,445,000         9,952,000        7,784,000
                                                                 ---------------------------------------------
Operating costs:
   Selling and marketing                                          4,875,000         2,922,000        2,298,000
   General and administrative                                     4,832,000         3,132,000        2,880,000
   Depreciation and amortization                                    794,000           512,000          371,000
   Product development                                            3,809,000         1,767,000        1,093,000
   Charge for purchased in-process product
      development and write-off of software
      development costs                                               -             4,317,000           -
                                                                ----------------------------------------------
         Total operating costs                                   14,310,000        12,650,000        6,642,000
                                                                ----------------------------------------------
            Operating income (loss)                               3,135,000        (2,698,000)       1,142,000
Interest expense (income), net                                      (65,000)           38,000          103,000
Equity in losses of joint ventures                                1,266,000           227,000           41,000
                                                                ----------------------------------------------
            Income (loss) before income
               tax expense (benefit)                              1,934,000        (2,963,000)         998,000
Income tax expense (benefit)                                        687,000        (1,052,000)      (2,571,000)
                                                                ----------------------------------------------
            Net income (loss)                                     1,247,000        (1,911,000)       3,569,000
Preferred stock dividends                                          (199,000)         (200,000)        (327,000)
                                                                ----------------------------------------------
Net income (loss) applicable to common shareholders             $ 1,048,000       $(2,111,000)    $  3,242,000
                                                                ==============================================
Net income (loss) per share of common stock                     $      0.12       $     (0.31)    $       0.48
                                                                ==============================================
Weighted average common and common equivalent
   shares outstanding                                             8,932,000         6,862,000        6,744,000
                                                                ==============================================

               See accompanying notes to financial statements.

                       Statements of Shareholders' Equity

- - ------------------------------------------------------------------------------------------------------------------------------------
                                                     For the Years Ended December 31, 1995, 1994 and 1993
                           ---------------------------------------------------------------------------------------------------------
                             Preferred stock,
                                Series C             Common stock        Additional                                       Total
                            ----------------      ------------------      paid-in      Accumulated     Subscription    shareholders'
                             Shares   Amount      Shares      Amount      capital        deficit        receivable        equity
                           ---------------------------------------------------------------------------------------------------------
BALANCE,
  December 31, 1992             -      $    -    5,688,305    $1,000   $ 3,254,000     $(7,689,000)      $(23,000)      $(4,457,000)
  Sale of common stock          -           -      363,637      -        1,943,000            -              -            1,943,000
  Conversion of Series A
   preferred stock to
   common stock                 -           -      360,361      -        1,081,000            -              -            1,081,000
  Issuance of common
   stock in redemption
   of Series B
   preferred stock              -           -      301,209      -        2,346,000            -              -            2,346,000
  Warrants issued               -           -         -         -           66,000            -              -               66,000
  Exercise of stock options     -           -       34,206      -           93,000            -              -               93,000
  Receipt of subscription
   receivable                   -           -         -         -             -               -            23,000            23,000
  Net income                    -           -         -         -             -          3,569,000           -            3,569,000
  Preferred stock dividends     -           -         -         -             -           (327,000)          -             (327,000)
                            -------------------------------------------------------------------------------------------------------
BALANCE,
  December 31, 1993             -           -    6,747,718     1,000     8,783,000      (4,447,000)          -            4,337,000
  Exercise of stock
   options and warrants         -           -      336,236      -        1,193,000            -              -            1,193,000
  Issuance of common
   stock in redemption
   of Series B
   preferred stock              -           -         -         -            5,000            -              -                5,000
  Amortization of discount
   on Series C preferred
   stock                        -           -         -         -             -            (21,000)          -              (21,000)
  Conversion of debt to
   common stock                 -           -      313,480      -        1,996,000            -              -            1,996,000
  Net loss                      -           -         -         -             -         (1,911,000)          -           (1,911,000)
  Preferred stock dividends     -           -         -         -             -           (200,000)          -             (200,000)
                            -------------------------------------------------------------------------------------------------------
BALANCE,
  December 31, 1994             -           -    7,397,434     1,000    11,977,000      (6,579,000)          -            5,399,000
  Exercise of stock options
   and warrants                 -           -      610,714      -        1,945,000            -              -            1,945,000
  Purchase and retirement
   of treasury stock            -           -       (1,000)     -           (5,000)           -              -               (5,000)
  Sale of common stock          -           -    1,683,536      -       18,284,000            -              -           18,284,000
  Reclassification of
   Series C preferred
   stock to shareholders'
   equity                    250,000  2,485,000       -         -             -               -              -            2,485,000
  Amortization of discount
   on Series C preferred
   stock                        -           -         -         -             -            (23,000)          -              (23,000)
  Net income                    -           -         -         -             -          1,247,000           -            1,247,000
  Preferred stock dividends     -           -         -         -             -           (199,000)          -             (199,000)
                            -------------------------------------------------------------------------------------------------------
BALANCE,
  December 31, 1995          250,000 $2,485,000  9,690,684    $1,000   $32,201,000     $(5,554,000)          -          $29,133,000
                            =======================================================================================================

               See accompanying notes to financial statements.

                           Statements of Cash Flows

- - ----------------------------------------------------------------------------------------------------------------
                                                                             Years Ended December 31,
                                                               -------------------------------------------------
                                                                       1995              1994             1993
                                                               -------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                           $  1,247,000      $ (1,911,000)     $ 3,569,000
   Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
         Charge for purchased in-process product
            development and write-off of
            capitalized software                                       -            4,317,000             -
         Depreciation and amortization                            1,666,000           899,000          621,000
         Gain on sale of property and equipment                        -               (3,000)            -
         Discount amortization on subordinated debt                    -               19,000           26,000
         Equity in losses of joint ventures                       1,266,000           227,000           41,000
         Deferred income tax expense (benefit)                      687,000        (1,052,000)      (2,571,000)
         (Increase) decrease in:
            Accounts receivable                                  (2,303,000)           35,000       (1,396,000)
            Royalty receivable                                   (1,382,000)             -                -
            Due from joint ventures                                (516,000)          140,000         (190,000)
            Other current assets                                    (68,000)          (69,000)         (63,000)
            Note receivable                                            -              180,000             -
         Increase in:
            Accounts payable and accrued expenses                 1,603,000            70,000          601,000
            Deferred revenues                                       696,000           517,000          590,000
                                                               -------------------------------------------------
         Net cash provided by operating activities                2,896,000         3,369,000        1,228,000
                                                               -------------------------------------------------
Cash flows from investing activities:
   Short-term investment                                               -            1,000,000       (1,000,000)
   Purchases of property and equipment                           (2,364,000)         (899,000)        (867,000)
   Additions to software development costs                         (962,000)         (394,000)        (826,000)
   Purchased technology                                                -             (218,000)        (260,000)
   Investment in joint ventures                                  (8,514,000)             -            (500,000)
                                                               -------------------------------------------------
         Net cash used in investing activities                  (11,840,000)         (511,000)      (3,453,000)
                                                               -------------------------------------------------
Cash flows from financing activities:
   Dividends paid on preferred stock                               (199,000)         (167,000)        (276,000)
   Exercise of stock options and warrants                         1,945,000         1,149,000           93,000
   Repayment of note payable                                     (3,325,000)             -                -
   Proceeds from issuance of common stock                        18,284,000              -           1,943,000
   Proceeds from issuance of Series C preferred
      stock and warrants                                               -                 -           2,489,000
   Purchase of treasury stock                                        (5,000)             -                -
   Redemption of Series B preferred stock                          (480,000)             -          (1,101,000)
   Repayments under credit facility                                    -                 -            (380,000)
   Payments of long-term debt                                          -                 -            (177,000)
   Principal payments under capital lease obligations                  -                 -              (8,000)
                                                               -------------------------------------------------
         Net cash provided by financing activities               16,220,000           982,000        2,583,000
                                                               -------------------------------------------------
Net increase in cash and cash equivalents                         7,276,000         3,840,000          358,000
Cash and cash equivalents at beginning of year                    4,642,000           802,000          444,000
                                                               -------------------------------------------------
Cash and cash equivalents at end of year                       $ 11,918,000      $  4,642,000      $   802,000
                                                               =================================================
Supplemental disclosure of cash paid for interest              $    123,000      $    150,000      $   158,000
                                                               =================================================
Supplemental disclosure of noncash investing activities:
   Acquisition of technology and distribution agreement
      in exchange for common stock                             $  4,675,000      $      -          $      -
                                                               =================================================
   Acquisition of business in exchange for note and
      assumption of liabilities                                $      -          $  3,826,000      $      -
                                                               =================================================

               See accompanying notes to financial statements.

                        Notes to Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND PRESENTATION
   Harbinger Corporation (the "Company") develops, markets and supports software products and provides computer communications network and consulting services to enable businesses to engage in electronic commerce. The Company's products and services are used by more than 17,000 customers in targeted industries, including the petroleum, chemical, utility, financial services, electronics, distribution, aerospace, textile/apparel and healthcare industries.
   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

REVENUE RECOGNITION

Software
     Revenues derived from software license fees are recognized upon installation of the Company's PC-based products and are recognized upon shipment for all other software products. Royalty revenues are recognized as reported.

Services
     Revenues derived from services include subscription fees, maintenance and implementation fees and consulting and training fees. Subscription fees include both fixed and usage based fees for use of the Company's value-added network and are recognized over the service period and as transactions are processed. Maintenance and implementation fees are generally billed annually in advance, include fixed fees for customer support and product updates and are recognized ratably over the service period. Consulting and training fees are billed under both time and materials and fixed fee arrangements and are recognized as services are performed.

Deferred revenue
     Deferred revenues represent payments received from customers for software and services billed in advance.

CASH AND CASH EQUIVALENTS
     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

   Computer and communications equipment                3 -  5 years
   Furniture, fixtures and leasehold improvements       5 - 10 years

INVESTMENTS IN JOINT VENTURES
     The Company's 93% investment in Harbinger NET Services, LLC (HNS) and its 20% investment in Harbinger NV (HNV) (collectively, the Joint Ventures) are accounted for using the equity method of accounting. The Company applies the equity method of accounting for its investment in HNS because of a shareholders' agreement among all HNS shareholders which provides for all significant operating and management decisions for HNS to be vested in the HNS board of managers and provides that the Company can elect only a minority of the HNS board of managers until December 31, 1996.

INTANGIBLE ASSETS

Purchased technology, goodwill and other intangible assets
     Purchased technology, goodwill and other intangible assets are being amortized over periods of up to five years. The Company evaluates the recoverability of these intangible assets at each period end using the undiscounted estimated future cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses fair value in determining the amount of these intangible assets that should be written off.

 Software development costs
     The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement or (b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed five years. The Company evaluates the recoverability of its software development costs at each period end using the undiscounted estimated future cash flows expected to be derived from the software product or enhancement. If such evaluation indicates a potential impairment, the Company uses fair value in determining the amount of software development costs that should be written off.

INCOME TAXES
     The Company accounts for income taxes using the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE
     Net income per share has been computed using the weighted average common and common equivalent shares outstanding. Stock options and warrants issued in the twelve months prior to the Company's initial public offering have been considered outstanding and included in the computations of weighted average common and common equivalent shares outstanding for all periods presented, even if anti-dilutive. Net income per share computed on a fully diluted basis is not significantly different than net income per share computed using the primary method described above.

RECLASSIFICATIONS
     Certain amounts in the accompanying 1994 and 1993 financial statements have been reclassified to conform to the presentation adopted in the 1995 financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts and royalty receivable, accounts payable, accrued expenses and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities. The Company's investments in joint ventures are accounted for using the equity method and pertain to privately held companies for which fair values are not readily available. The Company believes the fair values of its joint venture investments exceed the carrying values.

FOREIGN CURRENCY TRANSLATION
     Foreign currency financial statements of the Company's foreign joint venture are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses and net losses which are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities of the Company's equity investment in its foreign joint venture were not significant to the Company's 1995 financial statements.

RECENT ACCOUNTING PRONOUNCEMENT
     On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123
allows companies to retain the current approach set forth in APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") for recognizing stock-based expense in their financial statements in lieu of the new accounting method prescribed by SFAS No. 123 based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded footnote disclosures. The provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. However, disclosure of the pro forma net income and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 15, 1994.
     The Company intends to continue accounting for stock related compensation using APB Opinion No. 25 and will provide the expanded footnote disclosures required under SFAS No. 123 beginning with its 1996 financial statements.

2.  ACQUISITION

     On December 31, 1994, the Company acquired certain assets and assumed certain liabilities of the EDI business unit of Texas Instruments, Incorporated in exchange for a $3.325 million note, the assumption of liabilities of $526,000, and an agreement to pay royalties through 1998 based upon future software license fee revenues derived from certain of the software products acquired if such revenues exceed certain specified levels. The Company has accounted for the transaction using the purchase method of accounting and the results of operations of the business acquired have been included in the Company's accompanying statement of operations since the acquisition date. The Company paid the $3.325 million note in January 1995 and did not incur any additional royalties under the terms of the agreement for the period ended December 31, 1995. Of the total purchase price of $3.851 million, $2.66 million was allocated to in-process product development and charged to the statement of operations at the acquisition date, $441,000 was allocated to purchased technology, $318,000 was allocated to tangible assets (primarily working capital and equipment) and $432,000 was allocated to goodwill. The unaudited pro forma results of operations of the Company for 1994 as if the transaction described above had been effected on January 1, 1994 are summarized below:

   Revenues                                       $ 15,738,000
                                                  ============
   Net loss applicable to common shareholders     $ (2,894,000)
                                                  ============
   Net loss per share of common stock             $      (0.42)
                                                  ============

     The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the date indicated nor are they necessarily indicative of the results of future operations.

3.  PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENT

     On July 21, 1995, the Company entered into a distribution arrangement and purchased certain software products and equipment from SSA in exchange for the issuance of 550,000 shares of the Company's common stock valued at $4,675,000 at the date of issuance and the issuance of 4 million shares of the Company's Zero Coupon Redeemable Preferred Stock. The Company also provided SSA with an option to put the 550,000 shares of common stock issued back to the Company for cash on January 31, 1997 exercisable only if the market value of the common stock on that date is less than $9.00 per share. The Zero Coupon Redeemable Preferred Stock issued has no voting or dividend rights, vests only if SSA attains certain royalty targets for the years 1997 through 2000 and contains mandatory redemption provisions of $1.00 per share payable in cash or the Company's common stock at the option of the holder thirty days after the end of each year. The Company will accrete the Zero Coupon Redeemable Preferred Stock to its redemption price as it becomes probable that it will be earned through a reduction in royalty revenues in the period earned.
     The terms of the distribution arrangement provide for SSA to pay the Company royalties through December 2000 based upon future software and service revenues that SSA derives from the sale of the Company's products including certain minimum royalties of $1.4 million for 1995 and $5.7 million in 1996. Payments by SSA to the Company under these minimum royalty provisions in excess of royalties on actual software and service revenues will be creditable against SSA royalty obligations through 1997. Royalty revenues are recognized as reported by SSA in relicensing the Company's products and providing post-contract support services to end-users.
     The Company has allocated $2.3 million of the fair value of the common stock issued to purchased technology and $2.4 million to other intangibles (the distribution arrangement) based upon their estimated relative fair values.

4.  PROPERTY AND EQUIPMENT

   Property and equipment consist of the following at December 31, 1995 and 1994:

                                        1995          1994
                                  ------------------------
Computer and communications
   equipment                      $4,696,000    $2,932,000
Furniture, fixtures and
   leasehold improvements          1,618,000       983,000
                                  ------------------------
                                   6,314,000     3,915,000
Less accumulated depreciation
   and amortization               (2,542,000)   (1,808,000)
                                  ------------------------
                                  $3,772,000    $2,107,000
                                  ========================


5.  INVESTMENTS IN JOINT VENTURES

INVESTMENT IN HNS
     The Company founded HNS to develop products and services to facilitate electronic commerce using the Internet. In March 1995, HNS was capitalized with an investment of approximately $360,000 from the Company and approximately $340,000 from certain other investors, including certain shareholders, executives, officers and directors of the Company. In June 1995, the Company and BellSouth Corporation ("BellSouth") contributed cash for stock and convertible debt of HNS in the amounts of $8.0 million and $3.0 million, respectively. The Company owns an equity interest in HNS of approximately 93% or 70%, assuming the conversion of the BellSouth Debenture and the exercise of outstanding HNS options by certain shareholders of Harbinger Corporation. The Company recognized equity in losses of HNS of $953,000 for the year ended December 31, 1995.
     The Operating agreement among the Company, HNS and its shareholders grants certain designated shareholders, presently including the Company and BellSouth, the right after December 1, 1996 to initiate a buy-sell procedure with respect to the shares owned by such designated shareholders. Under this buy-sell arrangement, any such designated shareholder may offer to buy or sell the HNS shares held by the other designated shareholders at a specified price, in which case the other designated shareholders will have the right to elect either to sell their shares or purchase the shares of the designated shareholder initiating the buy-sell procedure.
     The Company has several agreements with HNS governing certain transactions between them, including the use of personnel, the management and operation of HNS, the use by HNS of the Company's products and services, the Company's right to license and distribute HNS products, if any, derived from the Company's products and the payment by HNS and the Company of royalties and other amounts. Amounts charged to HNS by the Company for services provided during the period ending December 31, 1995 were $324,000. This included $94,000 in general and administrative, $36,000 in selling and marketing and $194,000 in product development costs. These amounts have been included in the statement of operations for the Company as a reduction of expense in the above categories. Additionally, the Company paid expenses of $413,000 that have been reimbursed by HNS. At December 31, 1995, the Company had an amount due from HNS of approximately $97,000 for such services provided and certain direct expenses incurred by the Company on behalf of HNS.
   The following table sets forth the condensed balance sheet and statement of operations of HNS as of and for the year ended December 31, 1995:

Balance sheet:

Cash        $10,645,000              Accounts payable
                                       and other current
                                       liabilities          $   353,000
                                     Long-term debt           3,000,000
Other assets    261,000              Shareholders' equity     7,553,000
            -----------                                     -----------
            $10,906,000                                     $10,906,000
            ===========                                     ===========

Statement of operations:
    Operating costs:
       Selling and marketing                  $    84,000
       General and administrative                 133,000
       Depreciation and amortization               21,000
       Product development                      1,077,000
                                              -----------
          Total operating costs                 1,315,000
                                              -----------
            Operating loss                     (1,315,000)
                                              -----------
Interest income                                  (165,000)
                                              -----------
Net loss                                      $(1,150,000)
                                              ===========

INVESTMENT IN HNV
     On November 5, 1993, the Company acquired a 20% interest in HNV, a new venture headquartered in The Netherlands, which was formed to offer electronic commerce services in the European marketplace. The initial capitalization of HNV consisted of an investment of $500,000 from the Company and $2,000,000 from certain other investors, including certain shareholders of the Company. In December 1995, the Company and certain other investors, including certain shareholders of the Company, contributed an additional $150,000 and $600,000 to HNV, respectively. The Company has a $1.0 million loan commitment to HNV. Advances on the proposed loan commitment will be funded on a monthly basis as determined by the Company, subject to the right of the Company at any time to discontinue advances under the loan agreement (except that in the event of the orderly liquidation of HNV, the Company must fund amounts necessary to enable HNV to satisfy its commitments). HNV has a license to use the Company's network and PC technology and will pay the Company certain royalty fees based on a percentage of software and network revenues, as defined. The Company recognized no royalty revenue for 1994 or 1995. Under a management agreement, the Company provides certain consulting and management services to HNV. At December 31, 1995, the Company had an amount due from HNV of approximately $469,000 for such services provided and certain direct expenses incurred by the Company on behalf of HNV, which was paid in January 1996.
     Under a shareholders' agreement dated November 5, 1993 among the shareholders of HNV, during the period commencing November 5, 1994 and ending November 4, 1997 the Company has an option (the "Call Option") to purchase from the other shareholders of HNV all of their shares of HNV at a purchase price, which shall be one of the following two choices (with each HNV shareholder entitled to an independent selection of the purchase price choice): (i) one share of the Company's common stock for each seven shares of HNV common stock held by the shareholder at the time the Company exercises the Call Option, or
(ii) the total amount contributed to the capital of HNV by the respective shareholder plus 30% compounded annual interest calculated from the date of the original capital contribution. The shareholders' agreement includes restrictions on the transfer of the securities of HNV and provides a put-call option to any shareholder holding 9% or more of the outstanding common shares of HNV at any time on or after November 5, 1994. Notwithstanding the call option held by the Company, the put-call option provided for in the shareholders' agreement does not require the shareholder to accept the put. The shareholders' agreement is effective until the earlier of December 31, 1999 or termination by written agreement of HNV and shareholders holding at least 80% of the aggregate issued shares.
     The Company recognized equity in losses of HNV of $313,000, $227,000 and $41,000 for the years ended December 31, 1995, 1994 and 1993, respectively.
     Amounts charged to HNV by the Company for services provided during the years ended December 31, 1995, 1994 and 1993 were:

                                      1995        1994       1993
                                  -------------------------------
General and administrative        $182,000    $187,000    $88,000
Selling and marketing                 -          6,000      2,000
Product development                 27,000      40,000      4,000
Services - direct costs             63,000      47,000       -
Depreciation                         4,000       5,000      1,000
                                  -------------------------------
                                  $276,000    $285,000    $95,000
                                  ===============================

     These amounts have been included in the statements of operations for the Company as a reduction of expense in the above categories. Additionally, the Company paid expenses of $95,000, $95,000 and $39,000 for the years ended December 31, 1995, 1994 and 1993, respectively, that were reimbursed by HNV.
     During the year ended December 31, 1995 the Company reimbursed HNV for $488,000 for the cost of facilities in Hoorne, The Netherlands, which the Company assumed in connection with the SSA alliance. This included $221,000 in general and administrative costs and $267,000 in product development costs.

6.  INTANGIBLE ASSETS

        Intangible assets consist of the following at December 31, 1995 and 1994:

                                        1995          1994
                                  ------------------------
Software development costs        $2,423,000    $1,461,000

Purchased technology               2,772,000       441,000
Goodwill and other
   intangible assets               2,911,000       388,000
                                  ------------------------
                                   8,106,000     2,290,000
Less accumulated amortization     (1,808,000)     (876,000)
                                  ------------------------
                                  $6,298,000    $1,414,000
                                  ========================

     During 1994, the Company wrote off $1,659,000 in capitalized software development costs related to products which the Company stopped marketing. Approximately $1,419,000 of such amount relates to a product development effort that was discontinued as a result of certain technology acquired in connection with the acquisition described in Note 2.

7.  ACCRUED EXPENSES

   Accrued expenses consist of the following at December 31, 1995 and 1994:

                                        1995          1994
                                  ------------------------
Accrued salaries and wages        $1,635,000    $  608,000
Accrued rent                         353,000       405,000
Other accrued expenses               771,000       433,000
                                  ------------------------
                                  $2,759,000    $1,446,000
                                  ========================

8.  INCOME TAXES

     The provision for income taxes includes income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities and any increase or decrease in the valuation allowance for deferred income tax assets.
     Income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 is summarized as follows:

                            1995         1994         1993
                        ----------------------------------
Current                 $      -  $         -  $         -
Deferred                 687,000   (1,052,000)  (2,571,000)
                        ----------------------------------
                        $687,000  $(1,052,000) $(2,571,000)
                        ==================================

     The significant components of the deferred income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 are summarized as follows:

                            1995         1994         1993
                        ----------------------------------
Deferred income tax
   expense (benefit)    $687,000  $(1,052,000) $   355,000
Decrease in the
   beginning of the
   year balance of the
   valuation allowance
   for deferred income
   tax assets                  -            -   (2,926,000)
                        ----------------------------------
                        $687,000  $(1,052,000) $(2,571,000)
                        ==================================

     The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1995 and 1994 are as follows:

                                        1995          1994
                                  ------------------------
Deferred income tax assets:
   Net operating loss ("NOL")
     carryforward                 $  894,000    $2,095,000
   Deferred revenue                  542,000       329,000
   Intangible assets                 943,000     1,010,000
   Other                             825,000       375,000
                                  ------------------------
     Gross deferred income
       tax assets                  3,204,000     3,809,000
Deferred income tax liabilities -
   principally due to
   depreciation                     (267,000)     (186,000)
                                  ------------------------
     Net deferred income
       tax assets                  2,937,000     3,623,000
Less current deferred income
   tax assets                        999,000     1,760,000
                                  ------------------------
Noncurrent deferred income
   tax assets                     $1,938,000    $1,863,000
                                  ========================

     Income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income (loss) before income taxes as a result of the following:

                            1995         1994         1993
                        ----------------------------------
Computed "expected"
   income tax (benefit)
   expense              $658,000  $(1,007,000) $   339,000
   State income taxes,
     net of federal
     income tax benefit   77,000      (78,000)      26,000
   Decrease in the
     valuation allowance
     for the deferred
     income tax assets         -            -   (2,926,000)
   Other                 (48,000)      33,000      (10,000)
                        ----------------------------------
                        $687,000  $(1,052,000) $(2,571,000)
                        ==================================

     The increase (decrease) in net deferred income tax assets for the years ended December 31, 1995, 1994 and 1993, was $687,000, $1,052,000 and
$(355,000), respectively. The decrease in the valuation allowance for deferred income tax assets for the year ended December 31, 1993 was $2,926,000. Under SFAS No. 109, deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax assets to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carryback, (2) future taxable income that will result from the reversal of existing taxable temporary differences and (3) future taxable income generated by future operations. The Company believes that realization of the deferred income tax assets recorded at December 31, 1995 is more likely than not.
     At December 31, 1995, the Company has NOL carryforwards for tax purposes of approximately $5.9 million which expire at various dates through the year 2009 unless utilized. The Company's NOL at December 31, 1995 includes $3.6 million in income tax deductions related to stock options not included in the table of deferred income tax assets included above, which will be reflected as a credit to additional paid-in capital when realized.

9.  SHAREHOLDERS' EQUITY

AMENDMENT TO THE ARTICLES OF INCORPORATION
     Effective June 1995, the Company increased its authorized shares of common stock and preferred stock to 100,000,000 and 20,000,000, respectively, and established a par value of $0.0001 per share for the Company's authorized but unissued capital stock.

INITIAL PUBLIC OFFERING
     In August 1995, the Company completed an initial public offering of its common stock. The Company sold 1,683,536 shares at $12.00 per share resulting in net proceeds to the Company, after underwriters commissions and offering expenses, of $18.3 million.


PREFERRED STOCK, SERIES C
     In 1993, the Company sold Series C redeemable preferred stock and warrants in a private placement resulting in proceeds of $2.5 million. The terms of the Series C redeemable preferred stock include a 7% cash dividend payable quarterly and a mandatory redemption on March 1, 1996. The proceeds of the placement were allocated between the preferred stock and warrants based on their estimated relative fair values. This resulted in a discount from the face amount of the stock of approximately $66,000 which was allocated to the warrants. The warrants were exercised during fiscal 1995.
     In June 1995, the Company entered into agreements with holders of its Series C redeemable preferred stock to provide for the conversion on March 1, 1996 of all Series C redeemable preferred stock to the Company's Common Stock. The number of shares of common stock issuable upon conversion will be determined by dividing (i) the issue price of $10.00 times the number of shares of the Series C redeemable preferred stock outstanding by (ii) 95% of the average trading price of the common stock, as defined. As a result of the June 1995 agreement, the Company reclassified the preferred stock from redeemable preferred stock to shareholders' equity. See Note 12.

RESTRICTED NET ASSETS
     The 1995 balance sheet includes restricted net assets related to investments in joint ventures of $7,480,000.

STOCK OPTIONS
     On January 24, 1996, the Board of Directors adopted the 1996 Stock Option Plan which provides for the grant of up to 1,750,000 options plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Stock Option Plan or were subject to options granted thereunder that expire without exercise to officers and key employees, subject to stock-holder approval of the plan. Options granted under the terms of the plan vest ratably over four years and are granted with an exercise price no less than the fair market value of common stock on the grant date. All options granted expire seven years from the date of the grant.
     The stock option committee of the Board of Directors is currently authorized under the 1989 Stock Option Plan to issue options to acquire up to 1,500,000 shares of common stock at an option price no less than the fair market value of common stock on the option grant date. Options granted prior to July 1994 vest ratably at one-third per year and options granted since July 1994 vest ratably at one-fourth per year. All options granted expire seven years from the date of grant. At December 31, 1995, there were options outstanding to purchase 1,010,574 shares of the Company's common stock, of which options to purchase 402,565 shares were exercisable. There were 76,104 options available for grant at December 31, 1995.
     In 1993, the Board of Directors authorized the creation of a stock option plan for nonemployee members of the Company's Board of Directors (the "Nonemployee Directors Plan"). A total of 150,000 shares of common stock has been reserved for issuance under the Nonemployee Directors Plan at an option price no less than the fair value of the common stock on the option grant date. Options expire seven years from the date of grant. The options granted under the Nonemployee Directors Plan vest annually based on attendance at regularly scheduled board meetings. Options for 60,000 shares of common stock were outstanding and exercisable as of December 31, 1995. There were 78,750 options available for grant at December 31, 1995.
     In addition to outstanding options granted under the Company's existing stock option plans, the Company has granted options to acquire 70,000 shares of common stock to certain existing and former nonemployee directors for past services. As of December 31, 1995, all were outstanding and exercisable.

     The following table summarizes option activity for the three years ended December 31, 1995:

                                   Stock Options
                          ------------------------------
                            Number            Range
                          ------------------------------
   January 1, 1993          787,583      $1.17  - $ 3.50
      Granted               236,000       4.00  -   4.88
      Exercised             (34,206)      1.17  -   3.50
      Forfeited/canceled    (57,667)      2.50  -   4.00
                          ------------------------------
   December 31, 1993        931,710       1.17  -   4.88
      Granted               243,000                 6.38
      Exercised            (136,236)      1.17  -   6.38
      Forfeited/canceled    (62,133)      3.50  -   6.38
                          ------------------------------
   December 31, 1994        976,341       1.17  -   6.38
      Granted               489,000       6.38  -  13.75
      Exercised            (214,464)      1.17  -   6.38
      Forfeited/canceled   (110,303)      3.50  -   7.00
                          ------------------------------
   December 31, 1995      1,140,574      $1.17  - $13.75
                          ==============================


10.  RELATED PARTY TRANSACTIONS

     The Company paid fees to Westinghouse Communications, Inc.
("Westinghouse") of approximately $930,000, $520,000 and $249,000 in 1995, 1994 and 1993, respectively, under telecommunications agreements with Westinghouse. Westinghouse owned more than 5% of the Company until the sale of its investment in the Company's common stock in August 1995.

11.  COMMITMENTS

EMPLOYEE BENEFIT PLANS

401(k) Profit sharing plan
     The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for the benefit of employees, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. Under the 401(k) Plan, employees who have completed one year of service and at least 1,000 hours of service during that period are eligible to participate. Subject to certain Code limitations, the Company may make a matching contribution at a rate determined by the Board of Directors of the Company each year. The Board of Directors approved the contribution by the Company to the 401(k) Plan of $27,000, $19,000 and $9,500 for the years 1995, 1994 and 1993, respectively.

Employee Stock Purchase Plan
     Effective January 1, 1996, the Company began offering employees the right to purchase shares of the Company's common stock at a 15% discount from market value pursuant to the Employee Stock Purchase Plan (the "Purchase Plan"), conditioned upon stockholder approval of the plan. Under the Purchase Plan, full-time employees, except persons owning 5% or more of the Company's common stock, are eligible to participate after six months of employment. A maximum of 150,000 shares of common stock are issuable under the Purchase Plan.

CREDIT FACILITY
     The Company maintains a credit facility which provides $4 million in borrowing availability, subject to the terms of the facility, at an interest rate of prime plus 0.625% and requires the Company to pay a commitment fee on the unused portion of 0.25%. The credit facility requires, among other things, the Company to maintain certain minimum financial ratios and restricts the Company from making certain investments, incurring additional indebtedness and making capital expenditures in excess of certain specified levels, as defined in the terms of the facility. No amounts were outstanding under the facility at December 31, 1995 or 1994.

LEASES
     The Company leases office space and automobiles under operating leases which extend through 2000. Rent expense under all operating leases was approximately $784,000, $655,000 and $504,000 for 1995, 1994 and 1993,
respectively. Future minimum lease payments under operating leases with noncancelable lease terms in excess of one year for the next five years and in the aggregate are as follows:

      1996                                $1,142,000
      1997                                 1,233,000
      1998                                   319,000
      1999                                   153,000
      2000                                    38,000
                                          ----------
                                          $2,885,000
                                          ==========

CONTINGENT WARRANT COMMITMENT

     The Company is committed to issue warrants in June 1996 to two shareholders if certain events do not occur with respect to the performance of an affiliated company. The warrants, if issued, will enable the holders to acquire 50,000 shares of the Company's common stock at a price equivalent to fair market value at the date of issuance.

12.  SUBSEQUENT EVENTS (UNAUDITED)

     On January 24, 1996, the Board of Directors adopted the 1996 Stock Option Plan which provides for the grant of up to 1,750,000 options plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Stock Option Plan or were subject to options granted thereunder that expire without exercise to officers and key employees, subject to stockholder approval of the plan. Options granted under the terms of the plan vest ratably over four years and are granted with an exercise price no less than the fair market value of common stock on the grant date. All options granted expire seven years from the date of the grant.
     On March 1, 1996, the Company exchanged 140,692 shares of common stock for all outstanding shares of the Company's Series C Preferred Stock.

                         Independent Auditors' Report

KPMG Peat Marwick LLP


The Board of Directors and Shareholders
Harbinger Corporation:

     We have audited the accompanying balance sheet of Harbinger Corporation as of December 31, 1995 and the related statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Harbinger Corporation as of December 31, 1994 and for the two year period then ended, were audited by other auditors whose report thereon dated March 14, 1995 expressed an unqualified opinion on those statements.
     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the 1995 financial statements referred to above present fairly, in all material respects, the financial position of Harbinger Corporation as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP


Atlanta, Georgia
February 9, 1996