Form 10-K, Exhibit 13
period 1996-12-31
HARBINGER CORP
filed 1997-03-31
CIK 947116

                                                                    EXHIBIT 13.1

                            SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA:

(in thousands, except per share data)                                Year Ended December 31,
------------------------------------------------------------------------------------------------------------------
                                                    1996          1995          1994          1993          1992
                                                 ---------     ---------    ----------     ---------    ----------
Revenues  . . . . . . . . . . . . . . . . .      $  41,725     $  23,117    $   13,652     $  10,536    $    6,717
Direct costs  . . . . . . . . . . . . . . .         10,784         5,672         3,700         2,752         1,811
                                                 ---------     ---------    ----------     ---------    ----------
Gross margin  . . . . . . . . . . . . . . .      $  30,941     $  17,445    $    9,952     $   7,784    $    4,906
                                                 =========     =========    ==========     =========    ==========

Operating income (loss) . . . . . . . . . .      $  (1,186)    $   3,135    $   (2,698)    $   1,142    $      166
                                                 =========     =========    ==========     =========    ==========
Net income (loss) applicable to common
   shareholders   . . . . . . . . . . . . .      $  (8,277)    $   1,048    $   (2,111)    $   3,242    $     (353)
                                                 =========     =========    ==========     =========    ==========
Net income (loss) per share of common
   stock  . . . . . . . . . . . . . . . . .      $   (0.52)    $    0.08    $    (0.21)    $    0.32    $    (0.04)
                                                 =========     =========    ==========     =========    ==========
Weighted average common and common
   equivalent shares outstanding  . . . . .         16,065        13,398        10,293        10,116         8,467
                                                 =========     =========    ==========     =========    ==========
Operating income* (excluding charge for
   in-process product development and
   acquisition related charge)  . . . . . .      $   7,589     $   3,135     $   1,619     $   1,142     $     166
                                                 =========     =========    ==========     =========    ==========

Net income (loss) applicable to common
   shareholders (Excludes effect of HNS
   and acquisition related charge.)**   . .      $   4,654     $   1,563    $      626     $   3,242    $     (353)
                                                 =========     =========    ==========     =========    ==========
Net income (loss) per common share
   (Excludes effect of HNS and
   acquisition related charge.)**   . . . .      $    0.27     $    0.12    $     0.06     $    0.32    $    (0.04)
                                                 =========     =========    ==========     =========    ==========

BALANCE SHEET DATA:
(in thousands)                                                           At December 31,
------------------------------------------------------------------------------------------------------------------
                                                     1996          1995          1994          1993          1992
                                                    ------        ------        ------        ------       -------
Working capital . . . . . . . . . . . . . .         11,352        14,320         2,726         3,790           150
Total assets  . . . . . . . . . . . . . . .         42,457        40,260        15,661        12,201         4,832
Long-term obligations, redeemable
   preferred stock and puttable common
   stock  . . . . . . . . . . . . . . . . .             -          4,675         2,943         4,944         7,138

Shareholders' equity  . . . . . . . . . . .         31,293        29,133         5,399         4,337        (4,457)

Note: All share, per share and shareholders' equity amounts have been retroactively restated to reflect a three-for-two stock split effected in the form of a 150% stock dividend paid on January 31, 1997.

* Excludes $8.8 million and $4.3 million pre-tax charges for 1996 and 1994, respectively, for purchased in-process product development and acquisition related charge.

** Excludes equity in loss of HNS, expected to recur, of $7.0 million and $954,000 for 1996 and 1995, respectively, and $8.8 million and $4.3 million charges for 1996 and 1994, respectively, for purchased in-process product development and acquisition related charges, net of related income taxes.

                       QUARTERLY RESULTS OF OPERATIONS

(in thousands, except per share data)                                    THREE MONTHS ENDED
------------------------------------------------------------------------------------------------------------------
                                                       MAR. 31,         JUNE 30,        SEPT. 30,         DEC. 31,
                                                         1995             1995            1995              1995
                                                       --------         --------        ---------         --------
Revenues  . . . . . . . . . . . . . . . . . .          $ 4,542          $ 5,288          $ 6,102          $  7,185
                                                       =======          =======          =======          ========
Gross margin  . . . . . . . . . . . . . . . .          $ 3,418          $ 4,055          $ 4,505          $  5,467
                                                       =======          =======          =======          ========
Operating income  . . . . . . . . . . . . . .          $   472          $   616          $   740          $  1,307
                                                       =======          =======          =======          ========

Net income applicable to common shareholders           $   166          $   210          $   146          $    526
                                                       =======          =======          =======          ========
Net income per share of common stock  . . . .          $  0.01          $  0.02          $  0.01          $   0.03
                                                       =======          =======          =======          ========
Weighted average common and common
   equivalent shares outstanding  . . . . . .           11,890           11,867           14,138            16,363
                                                       =======          =======          =======          ========

Net income applicable to common shareholders
   (excluding equity in loss of HNS, expected
   to recur and charges for in-process product
   development and acquisition related charges,
   net of related income taxes). . . . . . . .         $   194          $   274          $   335          $   760
                                                       =======          =======          =======          ========

Net income per common share (excluding equity in
   loss of HNS, expected to recur and charges for
   in-process product development and acquisition
   related charges, net of related income
   taxes). . . . . . . . . . .  . . . . . . .          $ 0.02           $ 0.02           $ 0.02            $ 0.05
                                                       =======          =======          =======          ========

(in thousands, except per share data)                                    THREE MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------
                                                      MAR. 31,         JUNE 30,        SEPT. 30,         DEC. 31,
                                                       1996*            1996             1996              1996*
                                                     =========        =========        =========         =========
Revenues  . . . . . . . . . . . . . . . . . .        $   7,162        $  10,081          $11,154           $13,328
                                                     =========        =========          =======           =======
Gross margin  . . . . . . . . . . . . . . . .        $   5,381        $   7,466          $ 8,228           $ 9,866
                                                     =========        =========          =======           =======
Operating income (loss) . . . . . . . . . . .        $  (7,147)       $   1,544          $ 1,793           $ 2,624
                                                     =========        =========          =======           =======

Net income (loss) applicable to common
   shareholders   . . . . . . . . . . . . . .        $  (8,301)       $    (107)         $  (246)          $   377
                                                     =========        =========          =======           =======
Net income (loss) per share of common stock .        $   (0.54)       $   (0.01)         $ (0.02)          $  0.02
                                                     =========        =========          =======           =======
Weighted average common and common equivalent
   shares outstanding   . . . . . . . . . . .           15,503           16,111           16,197            17,429
                                                     =========        =========          =======           =======

Net income applicable to common shareholders
   (excluding equity in loss of HNS, expected
   to recur and charges for in-process product
   development and acquisition related charges,
   net of related income taxes) . . . . . . .        $     726        $     992          $ 1,100           $ 1,836
                                                     =========        =========          =======           =======

Net income per common share (excluding equity in
   loss of HNS, expected to recur and charges
   for in-process product development and
   acquisition related charges, net of related
   income taxes). . . . . . . . . . . . . . .        $    0.04        $    0.06          $  0.06           $  0.11
                                                     =========        =========          =======           =======

* Includes pre-tax charge of $8.35 million for the quarter ended March 31, 1996 and a pre-tax charge of $425,000 for the quarter ended December 31, 1996 for purchased in-process product development, and acquisition-related charges.

Note: All share, per share and shareholders' equity amounts have been retroactively restated to reflect a three-for-two stock split effected in the form of a 150% stock dividend paid on January 31, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


ABOUT THE COMPANY

         Harbinger Corporation (the "Company") generates revenues from various sources, including revenues for services and license fees for software. Revenues for services principally includes subscription fees for transactions on the Company's Value Added Network ("VAN"), software maintenance and implementation charges and charges for consulting and training services. Subscription fees are based on a combination of monthly access charges and transaction-based usage charges. Software maintenance and implementation revenues represent recurring charges to customers and are deferred and recognized ratably over the service period. Revenues for consulting and training services are based on actual services rendered and are recognized as services are performed. License fees for software are recognized upon shipment. Software revenues include royalty revenues under the Company's Distribution Agreement with System Software Associates, Inc. ("SSA") which are recognized based upon sales to end users by SSA. Software revenues also include royalty revenues from Harbinger NET Services, LLC ("HNS"), an affiliated company, based upon sales to end users by HNS.

1994 ACQUISITION AND SSA ALLIANCE

         Effective December 31, 1994, the Company completed the acquisition (the "TI Acquisition") of certain assets from Texas Instruments, Incorporated relating to its EDI business unit for $3.9 million. Effective July 21, 1995, the Company purchased technology and entered into a distribution agreement with SSA for $4.8 million (the "SSA Alliance") pursuant to which the Company acquired from SSA computer software that performs EDI functions on IBM AS/400 midrange computers and licensed to SSA the Company's AS/400, Unix and PC-based EDI software and related tools and utilities, under agreements whereby SSA may remarket this software to licensees of SSA's Business Planning and Control System. Through the TI Acquisition and the SSA Alliance, the Company acquired software products and technologies that complement the Company's existing software product line.

HARBINGER NET SERVICES, LLC

         In December 1994, the Company founded Harbinger NET Services, LLC ("HNS") to develop products and services to facilitate electronic commerce using the Internet. HNS was capitalized in March 1995 with an initial investment of approximately $360,000 from the Company and approximately $340,000 from certain other investors, including shareholders, executive officers and directors of the Company. In June 1995, the Company purchased additional HNS common shares for $2.0 million in cash and a note for $6.0 million, which was paid in full from the proceeds of the Company's initial public offering. Also, in June 1995, BellSouth Telecommunications, Inc. ("BellSouth") invested $3.0 million in HNS in exchange for a five-year subordinated convertible debenture (the "Debenture") bearing interest at the rate of 6% per annum. In 1995 and 1996, the Company realized significant losses on its investment in HNS, which has been accounted for under the equity method through December 31, 1996. On January 1, 1997, because of the expiration of restrictions on the Company's ability to appoint a majority of the HNS Board of Managers, the Company exercised its rights as majority shareholder of HNS by appointing a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997, the Company will account for its investment in HNS by consolidating the statements of financial position and results of operations of HNS with those of the Company.

         Also on January 1, 1997, the Company entered into a debenture purchase agreement with the holder of the Debenture whereby the Company acquired the Debenture in exchange for $1.5 million in cash and 242,288 shares of the Company's common stock valued at $4.2 million. The Company expects to record an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction which represents the amount paid of $5.7 million in excess of the face amount of the Debenture of $3.0 million plus accrued interest of $280,000. The Company anticipates that it will incur integration costs related to these transactions of $1.5 million to $2.5 million during 1997.

         Immediately after this transaction, the Company acquired the minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 355,317 shares of the Company's common stock at exercise prices ranging from $15.22 per share to $16.53 per share which were valued by the Company at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS minority interest which will be accounted for using the purchase method of accounting with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology.

1996 ACQUISITIONS

         Effective March 31, 1996, the Company completed the acquisition of NTEX Holding B.V. ("NTEX") for $8.0 million and the acquisition of INOVIS GmbH ("INOVIS") for $6.2 million. NTEX is a Rotterdam, The Netherlands-based supplier of EC products and services with about 40 employees at the time of the acquisition. It develops software for EDI, wide area communications, and web site development, and it operates an electronic clearing center in The Netherlands. NTEX builds value-added applications that utilize EDI and manages trading communities for such markets as healthcare, agriculture, shipping and education. INOVIS is a Karlsruhe, Germany-based supplier of EC products and services with about 30 employees at the time of the acquisition. INOVIS develops software for electronic catalogs and ordering systems that use both CD-ROM and the Internet. It also manages an electronic clearing center serving the German- speaking market. INOVIS builds value-added applications that utilize EDI and manages trading communities for the music, book publishing, sporting goods, and other markets. The Company's acquisitions of NTEX and INOVIS are expected to accelerate the Company's realization of opportunities for its products in international markets.

         The Company also completed two other acquisitions during 1996, the acquisition of the remaining outstanding common stock of Harbinger N.V. and the acquisition of Comtech Management Systems, Inc., which are more fully described in the Company's accompanying consolidated financial statements and which are not expected to have a significant impact on the Company's financial position or results of operations.

RESULTS OF OPERATIONS

         The following table presents, for the periods indicated, the percentage relationship of certain statement of operations data items to total revenues.

                                                    Percentage of Total Revenues
                                           -------------------------------------------
                                                       Year Ended December 31,
                                            1996                1995            1994
                                           -----              -------         --------
Statement of Operations Data:
Revenues:
        Services                           66.6%                71.0%           78.3%
        Software                           33.4                 29.0            21.7
                                          -----                -----           -----
        Total revenues                    100.0                100.0           100.0
                                          -----                -----           -----
Direct costs:
  Services                                 20.6                 18.7            22.1
  Software                                  5.2                  5.8             5.0
                                          -----                -----           -----
        Total direct costs                 25.8                 24.5            27.1
                                          -----                -----           -----
Gross Margin                               74.2                 75.5            72.9
                                          -----                -----           -----
Operating costs:
   Selling and marketing                   19.0                 21.1            21.4
   General and administrative              18.7                 20.9            22.9
   Depreciation and amortization            4.8                  3.4             3.8
   Product development                     13.5                 16.5            13.0
   Charge for purchased in-process
     product development,
     write-off of software development
     costs and acquisition-related
     charges                               21.0                    -            31.6
                                          -----                -----           -----
        Total operating costs              77.0                 61.9            92.7
                                          -----                -----           -----
Operating income (loss)                    (2.8)                13.6           (19.8)
                                          -----                -----           -----
Interest expense (income), net             (0.4)                (0.3)            0.2
                                          -----                -----           -----
Equity in losses of joint ventures         17.0                  5.5             1.7
                                          -----                -----           -----
Income (loss) before income
     tax expense (benefit)                (19.4)                 8.4           (21.7)
Income tax expense (benefit)                0.4                  3.0            (7.7)
                                          -----                -----           -----
Net income (loss)                         (19.8)%                5.4%          (14.0)%
                                          =====                =====           =====

         Revenues. Total revenues increased from $13.7 million in 1994 to $23.1 million in 1995 and $41.7 million in 1996. Revenues for services increased from $10.7 million in 1994 to $16.4 million in 1995 and to $27.8 million in 1996. These increases reflect an increase in the number of subscribers utilizing the Company's VAN, increases in the average volume of transmissions by subscribers, and increases resulting from service revenues generated from the Company's European subsidiaries which were acquired in March 1996. Revenues from software maintenance and implementation also increased in each year, reflecting an overall increase in the number of customers. Revenue from software license fees increased from $3.0 million in 1994 to $6.7 million in 1995 and to $13.9 million in 1996. The increase in 1995 as compared to 1994 was primarily the result of $2.0 million in software license fees attributable to the licensing of enterprise-wide software products obtained in the TI Acquisition, $1.5 million in royalties from SSA, and software licensed in connection with several new hub programs. The increase in 1996 as compared to 1995 was primarily the result of the increase in royalties from SSA to $5.7 million, $1.2 million in royalties for software licensed through HNS, increases in software license fees attributable to the licensing of enterprise-wide software products, and software revenues generated from the Company's European subsidiaries which were acquired in March 1996. The Company expects that royalty revenues from SSA may substantially decline in 1997 from 1996. See discussion under Liquidity and Capital Resources for revenue expectations for

1997 from SSA. Revenues reported by the Company for the European subsidiaries may be impacted by the effect of exchange rates in converting their currency into the Company's reporting currency.

         Direct Costs. Direct costs for services increased from $3.0 million in 1994 to $4.3 million in 1995 and to $8.6 million in 1996. As a percentage of services revenues, these costs were 28.1% in 1994, 26.3% in 1995 and 31.0% in 1996. The decrease as a percentage of services revenues from 1994 to 1995 reflect greater margins achieved from increased services revenues. The increase as a percentage of services revenues from 1995 to 1996 primarily reflect the effect of a higher mix of lower margin professional services revenues from the Company's European subsidiaries acquired in March 1996. Direct software costs increased from $689,000 in 1994 to $1.3 million in 1995 and to $2.1 million in 1996. Direct software costs, as a percentage of software revenues, were 23.2% in 1994, 20.1% in 1995, and 15.6% in 1996. The decrease in direct software costs as a percentage of software revenues from 1994 to 1996 primarily reflects the effect of higher margin royalty revenues from both SSA and HNS and the licensing of higher margin enterprise-wide products.

         Selling and Marketing. Selling and marketing expenses increased from $2.9 million in 1994 to $4.9 million in 1995 and to $7.9 million in 1996. As a percentage of revenues, these expenses were 21.4% in 1994, 21.1% in 1995 and 19.0% in 1996. The decreases as a percentage of revenues between years principally reflect the effect of increased services revenues and efficiencies associated with other costs to support increased sales activity. The Company anticipates that it will spend a higher percentage of revenues on selling and marketing in 1997 than in 1996.

         General and Administrative. General and administrative expenses increased from $3.1 million in 1994 to $4.8 million in 1995 and to $7.8 million in 1996. As a percentage of revenues, these expenses decreased from 22.9% in 1994 to 20.9% in 1995, and 18.7% in 1996. These decreases as a percentage of revenues reflect efficiencies associated with expanding the Company's operations and the effect of increases in software and services revenues.

         Depreciation and Amortization. Depreciation and amortization increased from $512,000 in 1994 to $794,000 in 1995 and to $2.0 million in 1996. As a percentage of revenues, these expenses increased from 3.8% in 1994 to 4.8% in 1996. The increase as a percentage of revenues, is primarily the result of the amortization of the intangible assets related to the acquisitions completed in 1996.

         Product Development. Total expenditures for product development, including capitalized software development costs, increased from $2.2 million in 1994 to $4.8 million in 1995 and to $7.8 million in 1996. The Company capitalized software development costs of $394,000, $962,000, and $2.1 million in 1994, 1995 and 1996, respectively, which represented 18.2%, 20.2% and 27.2% of total expenditures for product development in these respective periods. The increase in the amounts capitalized, as a percentage of total expenditures for product development, from 1994 to 1996 reflects the fact that the Company incurred greater product development costs in 1995 and 1996 on products that had reached technological feasibility. As a percentage of revenues, total product development expenditures increased from 15.8% in 1994 to 18.6% in 1996. The increase in such expenditures from 1994 to 1995 principally reflects costs related to the continuing development of technologies acquired in connection with the TI Acquisition and the SSA Alliance. The increase in such expenditures from 1995 to 1996 principally reflects development related to the Company's new Windows- based PC product line, continued enhancements to the enterprise-wide product line obtained in the TI Acquisition, and new products being developed by the Company's European subsidiaries. Amortization of capitalized software development costs included in direct costs of software totaled $387,000, $872,000 and $1.8 million in 1994, 1995 and 1996, respectively. Additionally, the Company, through its investment in HNS, expended approximately $1.1 million in 1995 and $4.3 million in 1996 to develop products and services to facilitate electronic commerce on the Internet.

         Charge for Purchased In-Process Product Development, Write-off of Software Development Costs and Acquisition- Related Charges. The Company incurred expenses of $4.3 million in 1994 and $8.8 million in 1996 primarily for purchased in-process product development. In connection with the 1994 TI Acquisition, the Company acquired in-process product development for several software products. Since the Company determined that certain of the acquired technologies had not reached technological feasibility, the Company expensed the portion of the purchase price allocable to such in-process product development. Also, the Company wrote-off software development costs related to the Company's then existing Windows-based PC product which, as a result of the TI Acquisition, has been integrated with technologies acquired from TI to create a new Windows-based product offering. In connection with the acquisition of three European companies in March 1996, the Company acquired in-process product development for several software products. Since the Company determined that certain of the acquired technologies had not reached technological feasibility, the Company expensed the portion of the purchase price allocable to such in- process product development.

         Equity in Losses of Joint Ventures. The Company recognized, as its equity in the losses of HNV, $227,000 in 1994, $313,000 in 1995 and $69,000 in
1996. These losses reflect the impact of the operations of HNV for the full year in 1994 and 1995 as compared to three months in 1996, prior to the Company's acquisition of the remaining 80% of equity of HNV effected on March 31, 1996. In addition, the Company recognized, as its equity in the losses of HNS, $954,000 in 1995 and $7.0 million in 1996 reflecting the Company's losses associated with its Internet joint venture with BellSouth. The Company acquired the BellSouth convertible debenture and the remaining equity interests of this joint venture on January 1, 1997 from BellSouth and the other HNS minority shareholders and option holders.

         Income Taxes. The Company recorded income tax expense of $146,000 and $687,000 and an income tax benefit of $1.1 million in 1996, 1995 and 1994, respectively. Domestic taxable income of $7.4 million will be required in future years to realize the Company's recorded net deferred income tax assets of $2.8 million. During 1996, the Company provided a $4.8 million valuation allowance for acquired foreign net operating loss carryforwards and the deductible temporary differences associated with certain acquired foreign intangible assets. Future decreases in $3.3 million of the total valuation allowance of $4.8 million related to the foreign net operating loss carryforwards will reduce the intangibles associated with those acquisitions as those net operating loss carryforwards are realized.

         Net Income. The Company realized a net loss of $8.3 million in 1996 as compared to net income of $1.0 million in 1995 and a net loss of $2.1 million in 1994. The net loss in 1994 reflects principally the effect of the charges for purchased in-process product development and write-off of software development costs of $4.3 million in connection with the TI Acquisition. Without these charges, the Company's net income for 1994 would have been approximately $626,000 or $0.06 per share. The net income in 1995 reflects principally the effect of equity in losses of joint ventures of $1.3 million. Excluding the equity in losses of HNS, the Company's net income in 1995 would have been approximately $1.6 million or $0.12 per share. The net loss in 1996 reflects principally the effect of charges for purchased in-process product development and acquisition-related charges of $8.8 million in connection with three European acquisitions effected in March 1996 and equity in losses of HNS of $7.0 million. Excluding these charges and the equity in losses of HNS, the Company's net income in 1996 would have been approximately $4.7 million or $0.27 per share.

LIQUIDITY AND CAPITAL RESOURCES

         Since its inception, the Company has financed its operations through a combination of private and public equity and debt financings, a bank line of credit and cash flows from operations. In 1996, 1995, and 1994, the Company generated cash from operating activities of $7.8 million, $2.9 million and $3.4 million, respectively. The Company used net cash for investing activities of $10.6 million in 1996 as compared to $11.8 million in 1995 and $511,000 in 1994. Cash used for investing activities in 1996 included principally acquisitions and purchases of property and equipment. The Company used cash from financing activities of $392,000 in 1996 primarily to pay off debt assumed in 1996. The Company generated net cash from financing activities of $16.2 million in 1995, representing principally proceeds from its initial public offering in August 1995, and $1.0 million in 1994, representing principally the proceeds from the issuance of securities.

         The Company's bank credit facility consists of a revolving line of credit which bears interest at prime plus 0.625% and permits the Company to borrow a maximum of $4.0 million, limited to a maximum amount available based upon the Company's qualified receivables. This facility, which also provides the Company with a 24-month term-out feature for up to $2.0 million, contains certain restrictive covenants and is secured by substantially all of the Company's assets. The covenants include restrictions on the Company's capital expenditures and net losses, and require the Company to maintain certain financial ratios. The Company pays a commitment fee on the unused portion of this revolving credit facility. As of December 31, 1996, the Company had $4 million available and no outstanding balance on this facility. The Company has invested in a new telephone system which commits the Company to a final payment of approximately $775,000 during the first quarter of 1997. The Company currently has no other material commitments for capital expenditures.

         Revenues for 1996 include minimum royalties from SSA of $5.7 million which were paid in October 1996 and represented 13.7% of the Company's consolidated revenues for the year ended December 31, 1996. The terms of the SSA distribution agreement provide for SSA to pay the Company royalties through December 2000 based upon sales to end users by SSA and provide for SSA to vest in 4 million shares of the Company's Zero Coupon Redeemable Preferred Stock as more fully described in the Company's accompanying consolidated financial statements. There is no minimum royalty obligation after 1996. Based upon discussions with SSA and considering the payment terms under the SSA distribution agreement, the Company expects that royalty revenues from SSA may substantially decline in 1997 as compared to 1996 and that the average collection period related to cash flows derived from royalty revenues earned from SSA in the future will substantially increase.

         Management expects that the Company will continue to be able to fund its operations, investment needs and capital expenditures through cash flows generated from operations, cash on hand, borrowing under the Company's credit facility and additional equity and debt capital. Management believes that outside sources for debt and additional equity capital, if needed, will be available to finance expansion projects and any potential future acquisitions. The form of any financing will vary depending upon prevailing market and other conditions and may include short or long term borrowings from financial institutions, or the issuance of additional equity or debt securities. However, there can be no assurances that funds will be available on terms acceptable to the Company. The Company does not believe that inflation has had a material impact on its business. However, there can be no assurance that Harbinger's business will not be affected by inflation in the future.

FORWARD LOOKING STATEMENTS

         This report includes "forward looking" statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 related to the Company that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, market acceptance of certain products and other risks. For further information about these and other factors that could affect the Company's future results, please see the Company's most recent Form 10-K filed with the Securities and Exchange Commission. Investors are cautioned that any forward looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward looking statements.

SUBSEQUENT EVENTS

         Stock Split

         On January 10, 1997, the Board of Directors declared a three-for-two stock split in the form of a 150% stock dividend on the Company's common stock payable on January 31, 1997 to shareholders of record on January 17, 1997. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been retroactively restated to reflect the split for all periods presented.

         Acquisition of SupplyTech, Inc. and SupplyTech International, LLC

         On January 3, 1997, the Company acquired SupplyTech, Inc. a Michigan corporation ("STI"), and its affiliate, SupplyTech International, LLC, a Michigan limited liability company ("STILLC"), for two million four hundred thousand unregistered shares of common stock, par value of $0.0001 per share. STI was acquired in a merger transaction (the "Merger") pursuant to the terms of a Merger Agreement, dated as of January 3, 1997, by and among the Company, STI and Harbinger Acquisition Corporation II, a Georgia corporation and a wholly owned subsidiary of the Company. STI survived the Merger as a wholly owned subsidiary of Harbinger. STILLC was acquired by the Company in a series of related share purchases, which includes the exchange of the Company's common stock for all the outstanding shares of STILLC.

         In connection with the Merger, which will be accounted for using the pooling-of-interests method of accounting, the Company expects to take a charge of $7.0 million in 1997 for Merger-related expenses and expects to incur integration costs of $2.5 to $3.5 million during 1997.

         The financial position and results of the Company and STI for all prior periods presented will be restated beginning with the Company's first quarter 1997 results to give effect to the Merger.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                     -----------------------------
ASSETS                                                                    1996             1995
                                                                     ------------     ------------
Current assets:
     Cash and cash equivalents  . . . . . . . . . . . . . . .        $  8,395,000      $11,918,000
     Accounts receivable, less allowances for returns and
       doubtful accounts of $1,552,000 and $537,000
       in 1996 and 1995, respectively   . . . . . . . . . . .           9,795,000        5,624,000
     Royalty receivable from SSA  . . . . . . . . . . . . . .               -            1,382,000
     Deferred income taxes  . . . . . . . . . . . . . . . . .           1,517,000          999,000
     Due from joint ventures  . . . . . . . . . . . . . . . .           1,760,000          566,000
     Other current assets . . . . . . . . . . . . . . . . . .           1,049,000          283,000
                                                                      -----------      -----------
       Total current assets   . . . . . . . . . . . . . . . .          22,516,000       20,772,000
                                                                      -----------      -----------
Property and equipment, less accumulated depreciation
     and amortization . . . . . . . . . . . . . . . . . . . .           6,845,000        3,772,000
Investments in joint ventures . . . . . . . . . . . . . . . .             407,000        7,480,000
Intangible assets, less accumulated amortization  . . . . . .          11,405,000        6,298,000
Deferred income taxes . . . . . . . . . . . . . . . . . . . .           1,284,000        1,938,000
                                                                      -----------      -----------
                                                                      $42,457,000      $40,260,000
                                                                      ===========      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable . . . . . . . . . . . . . . . . . . . .         $ 1,570,000      $ 1,335,000
     Accrued expenses . . . . . . . . . . . . . . . . . . . .           5,843,000        2,759,000
     Deferred revenues  . . . . . . . . . . . . . . . . . . .           3,751,000        2,358,000
                                                                      -----------      -----------
         Total current liabilities  . . . . . . . . . . . . .          11,164,000        6,452,000
                                                                      -----------      -----------
Commitments and contingencies

Zero Coupon redeemable preferred stock, no par value;
  4,000,000 shares issued and outstanding at
  December 31, 1996 and 1995, respectively  . . . . . . . . .                   -                -

Puttable common stock, $0.0001 par value;  825,000 shares
  issued and outstanding as of December 31, 1995, respectively                  -        4,675,000

Shareholders' equity:
     Preferred stock, 20,000,000 shares authorized, Series C,
       $10.00 par value; 250,000 shares issued and
       outstanding as of  December 31, 1995   . . . . . . . .                   -        2,485,000
     Common stock, $0.0001 par value; 100,000,000 shares
       authorized; 16,290,265 and 14,536,026 shares issued
       and outstanding as of December 31, 1996 and 1995,
       respectively   . . . . . . . . . . . . . . . . . . . .               2,000            1,000
     Additional paid-in capital . . . . . . . . . . . . . . .          45,259,000       32,201,000
     Accumulated deficit  . . . . . . . . . . . . . . . . . .         (13,968,000)      (5,554,000)
                                                                      -----------      -----------
         Total shareholders' equity   . . . . . . . . . . . .          31,293,000       29,133,000
                                                                      -----------      -----------
                                                                      $42,457,000      $40,260,000
                                                                      ===========      ===========

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                           1996                1995              1994
                                                      --------------      -------------      -------------
Revenues:
  Services                                            $   27,806,000      $  16,418,000     $  10,688,000
  Software (including royalties from HNS and
     SSA of $6.9 million and $1.5 million for the
     years ending December 31, 1996 and 1995,
     respectively)  . . . . . . . . .                     13,919,000          6,699,000         2,964,000
                                                      --------------      -------------     -------------
         Total revenues   . . . . . .                     41,725,000         23,117,000        13,652,000
                                                      --------------      -------------     -------------
Direct costs:
  Services                                                 8,619,000          4,323,000         3,011,000
  Software                                                 2,165,000          1,349,000           689,000
                                                      --------------      -------------     -------------
         Total direct costs   . . . .                     10,784,000          5,672,000         3,700,000
                                                      --------------      -------------     -------------
            Gross margin  . . . . . .                     30,941,000         17,445,000         9,952,000
                                                      --------------      -------------     -------------
Operating costs:
  Selling and marketing                                    7,929,000          4,875,000         2,922,000
  General and administrative  . . . .                      7,799,000          4,832,000         3,132,000
  Depreciation and amortization   . .                      1,992,000            794,000           512,000
  Product development   . . . . . . .                      5,632,000          3,809,000         1,767,000
  Charge for purchased in-process product
     development, write-off of software develop-
     ment costs and acquisition related charges            8,775,000         -                  4,317,000
                                                      --------------      -------------     -------------
         Total operating costs  . . .                     32,127,000         14,310,000        12,650,000
                                                      --------------      -------------     -------------
            Operating income (loss) .                     (1,186,000)         3,135,000        (2,698,000)

Interest expense (income), net  . . .                       (156,000)           (65,000)           38,000
Equity in losses of joint ventures  .                      7,073,000          1,266,000           227,000
                                                      --------------      -------------     -------------
            Income (loss) before income tax
               expense (benefit)  . .                     (8,103,000)         1,934,000        (2,963,000)
Income tax expense (benefit)  . . . .                        146,000            687,000        (1,052,000)
                                                      --------------      -------------     -------------
            Net income (loss) . . . .                     (8,249,000)         1,247,000        (1,911,000)
Preferred stock dividends . . . . . .                        (28,000)          (199,000)         (200,000)
                                                      --------------      -------------     -------------
Net income (loss) applicable to
  common shareholders   . . . . . . .                 $   (8,277,000)      $  1,048,000     $  (2,111,000)
                                                      ==============       ============     =============
Net income (loss) per share of
  common stock  . . . . . . . . . . .                 $        (0.52)      $       0.08     $       (0.21)
                                                      ==============       ============     =============
Weighted average common and common
  equivalent shares outstanding   . .                     16,065,000         13,398,000        10,293,000
                                                      ==============       ============     =============


         See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994




                                               Preferred stock, Series C        Common stock          Additional
                                               -------------------------   ------------------------    paid-In
                                                Shares        Amount         Shares       Amount       capital
                                               ---------    ------------   ----------   -----------  ------------
BALANCE, DECEMBER 31, 1993  . . . . . . . . .          -                -  10,121,577      $  1,000  $  8,783,000
  Exercise of stock options and warrants               -                -     504,354             -     1,193,000
  Issuance of common stock in redemption
    of Series B preferred stock   . . . . . .          -                -           -             -         5,000
  Amortization of discount on Series
    C preferred stock . . . . . . . . . . . .          -                -           -             -             -
  Conversion of debt to common stock                   -                -     470,220             -     1,996,000
  Net loss  . . . . . . . . . . . . . . . . .          -                -           -             -             -
  Preferred stock dividends . . . . . . . . .          -                -           -             -             -
                                                --------       ----------  ----------      --------  ------------
BALANCE, DECEMBER 31, 1994  . . . . . . . . .          -                -  11,096,151         1,000    11,977,000
  Exercise of stock options and warrants               -                -     916,071             -     1,945,000
  Purchase and retirement of treasury stock            -                -      (1,500)            -        (5,000)
  Sale of common stock  . . . . . . . . . . .          -                -   2,525,304             -    18,284,000
  Reclassification of Series C preferred
    stock  to shareholders' equity  . . . . .    250,000        2,485,000           -             -             -
  Amortization of discount on Series
    C preferred stock . . . . . . . . . . . .          -                -           -             -             -
  Net income  . . . . . . . . . . . . . . . .          -                -           -             -             -
  Preferred stock dividends . . . . . . . . .          -                -           -             -             -
                                                --------       ----------  ----------      --------  ------------
BALANCE, DECEMBER 31, 1995  . . . . . . . . .    250,000        2,485,000  14,536,026         1,000    32,201,000
  Exercise of stock options and warrants and
    issuance of stock under employee stock
    purchase plan . . . . . . . . . . . . . .          -                -     312,166             -       894,000
  Amortization of discount on Series C
    preferred stock . . . . . . . . . . . . .          -            4,000           -             -             -
  Preferred stock dividends . . . . . . . . .          -                -           -             -             -
  Conversion of preferred stock, Series C
    to common stock . . . . . . . . . . . . .   (250,000)      (2,489,000)    211,038              -    2,489,000
  Issuance of common stock and options
    and warrants to acquire common stock
    in connection with acquisitions . . . . .          -                -     406,035             -     5,001,000
  Reclassification of puttable common stock
    to common stock as a result of forfeiture
    of put right  . . . . . . . . . . . . . .          -                -     825,000         1,000     4,674,000
  Net loss  . . . . . . . . . . . . . . . . .          -                -           -             -             -
  Increase in cumulative currency translation
    adjustment  . . . . . . . . . . . . . . .          -                -           -             -             -
                                                --------       ----------  ----------      --------  ------------
BALANCE, DECEMBER 31, 1996  . . . . . . . . .          0                0  16,290,265      $  2,000   $45,259,000
                                                ========       ==========  ==========      ========  ============

                                                                          Total
                                                    Accumulated        shareholders'
                                                      deficit             equity
                                                   --------------      ------------
BALANCE, DECEMBER 31, 1993  . . . . . . . . .      $  (4,447,000)      $  4,337,000
  Exercise of stock options and warrants                       -          1,193,000
  Issuance of common stock in redemption
     of Series B preferred stock  . . . . . .                  -              5,000
  Amortization of discount on Series
    C preferred stock . . . . . . . . . . . .            (21,000)           (21,000)
  Conversion of debt to common stock                           -          1,996,000
  Net loss  . . . . . . . . . . . . . . . . .         (1,911,000)        (1,911,000)
  Preferred stock dividends . . . . . . . . .           (200,000)          (200,000)
                                                   -------------       ------------
BALANCE, DECEMBER 31, 1994  . . . . . . . . .         (6,579,000)         5,399,000

  Exercise of stock options and warrants                       -          1,945,000
  Purchase and retirement of treasury stock                    -             (5,000)
  Sale of common stock  . . . . . . . . . . .                  -         18,284,000
  Reclassification of Series C preferred
    stock  to shareholders' equity  . . . . .                  -          2,485,000
  Amortization of discount on Series
    C preferred stock . . . . . . . . . . . .            (23,000)           (23,000)
  Net income  . . . . . . . . . . . . . . . .          1,247,000          1,247,000
  Preferred stock dividends . . . . . . . . .           (199,000)          (199,000)
                                                   -------------       ------------
BALANCE, DECEMBER 31, 1995  . . . . . . . . .         (5,554,000)        29,133,000

  Exercise of stock options and warrants and
    issuance of stock under employee stock
    purchase plan . . . . . . . . . . . . . .                  -            894,000
  Amortization of discount on Series C
    preferred stock . . . . . . . . . . . . .             (4,000)                 -
  Preferred stock dividends . . . . . . . . .            (28,000)           (28,000)
  Conversion of preferred stock, Series C
    to common stock . . . . . . . . . . . . .                  -                  -
  Issuance of common stock and options
    and warrants to acquire common stock
    in connection with acquisitions . . . . .                  -          5,001,000
  Reclassification of puttable common stock
    to common stock as a result of forfeiture
    of put right  . . . . . . . . . . . . . .                  -          4,675,000
  Net loss  . . . . . . . . . . . . . . . . .         (8,249,000)        (8,249,000)
  Increase in cumulative currency translation
    adjustment  . . . . . . . . . . . . . . .           (133,000)          (133,000)
                                                   -------------       ------------
BALANCE, DECEMBER 31, 1996  . . . . . . . . .      $ (13,968,000)      $ 31,293,000
                                                   =============       ============

See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------------------
                                                             1996                1995                1994
                                                         -------------      ------------        ------------
Cash flows from operating activities:
  Net income (loss)   . . . . . . . . . . . . .          $ (8,249,000)      $  1,247,000        $ (1,911,000)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
       Charge for purchased in-process product
         development and write-off of
         capitalized software   . . . . . . . .             8,350,000                  -           4,317,000
       Depreciation and amortization  . . . . .             3,773,000          1,666,000             899,000
       Gain on sale of property and equipment                       -                  -              (3,000)
       Discount amortization on subordinated
         debt   . . . . . . . . . . . . . . . .                     -                  -              19,000
       Equity in losses of joint ventures   . .             7,073,000          1,266,000             227,000
       Deferred income tax expense (benefit)  .               136,000            687,000          (1,052,000)
       (Increase) decrease in:
         Accounts receivable  . . . . . . . . .            (2,944,000)        (2,303,000)             35,000
         Royalty receivable from SSA  . . . . .             1,382,000         (1,382,000)                  -
         Due from joint ventures  . . . . . . .            (1,227,000)          (516,000)            140,000
         Other current assets   . . . . . . . .              (707,000)           (68,000)            (69,000)
         Note receivable  . . . . . . . . . . .             -                  -                     180,000
       Increase (decrease) in:
         Accounts payable and accrued expenses              (684,000)          1,603,000              70,000
         Deferred revenues  . . . . . . . . . .               849,000            696,000             517,000
                                                         ------------       ------------        ------------
            Net cash provided by operating
                  activities  . . . . . . . . .             7,752,000          2,896,000           3,369,000
                                                         ------------       ------------        ------------

         See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                    YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------------------
                                                           1996               1995                 1994
                                                       ------------      --------------      -------------
Cash flows from investing activities:
  Short-term investment   . . . . . . . . . . .                   -                   -          1,000,000
  Purchases of property and equipment   . . . .          (3,958,000)         (2,364,000)          (899,000)
  Additions to software development costs   . .          (2,086,000)           (962,000)          (394,000)
  Purchased technology  . . . . . . . . . . . .                   -                   -           (218,000)
  Investment in acquisitions  . . . . . . . . .          (4,604,000)                  -                  -
  Investment in joint ventures  . . . . . . . .                   -          (8,514,000)                 -
                                                      -------------       -------------       ------------
         Net cash used in investing activities          (10,648,000)        (11,840,000)          (511,000)
                                                      -------------       -------------       ------------
Cash flows from financing activities:
  Dividends paid on preferred stock   . . . .               (28,000)           (199,000)          (167,000)
  Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan  . . . . . . . . . . . . .               894,000           1,945,000          1,149,000
  Repayment of notes payable  . . . . . . . .            (1,814,000)         (3,325,000)                 -
  Proceeds from issuance of common stock  . .                     -          18,284,000                  -
  Purchase of treasury stock  . . . . . . . .                     -              (5,000)                 -
  Redemption of Series B preferred stock  . .                     -            (480,000)                 -
                                                      -------------       -------------       ------------
         Net cash provided by (used in)
            financing activities  . . . . . .              (948,000)         16,220,000            982,000
                                                      -------------       -------------       ------------
Net increase (decrease) in cash and
  cash equivalents  . . . . . . . . . . . . .            (3,844,000)          7,276,000          3,840,000
Cash and cash equivalents at beginning of year           11,918,000           4,642,000            802,000
Effect of exchange rates on cash held in
  foreign currencies  . . . . . . . . . . . .               (53,000)                  -                  -
Cash received from acquisitions . . . . . . .               374,000                   -                  -
                                                      -------------       -------------       ------------
Cash and cash equivalents at end of year  . .         $   8,395,000       $  11,918,000       $  4,642,000
                                                      =============       =============       ============
Supplemental disclosure of cash paid for
  interest  . . . . . . . . . . . . . . . . .         $      87,000       $     123,000       $    150,000
                                                      =============       =============       ============
Supplemental disclosures of noncash
  investing activities:
     Acquisition of technology and
         distribution agreement in exchange
         for common stock   . . . . . . . . .         $           -       $  4,675,000        $         -
                                                      =============       =============       ============
     Acquisition of businesses in exchange for
         assumption of liabilities and issuance
         of common stock and options and
         warrants to acquire common stock   .         $  11,294,000       $          -        $ 3,826,000
                                                      =============       =============       ============



         See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS AND PRESENTATION

         Harbinger Corporation and subsidiaries (the "Company") develops, markets, and supports software products and provides computer communications network and consulting services to enable businesses to engage in electronic commerce. The Company's products and services are used by more than 24,000 customers in targeted industries, including the petroleum, chemicals, utilities, financial services, electronics, distribution, aerospace, textile/apparel and healthcare industries both in the United States and certain international markets including Europe and South America.

         The accompanying consolidated financial statements of Harbinger Corporation include the accounts of the Company and its wholly owned subsidiaries, NTEX Holding B.V. ("NTEX"), INOVIS GmbH & Co. ("INOVIS"), Comtech Management Systems, Inc. ("Comtech") and Harbinger NV ("HNV"). Significant intercompany accounts and transactions have been eliminated in consolidation.

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         REVENUE RECOGNITION

         Software

                 Revenues derived from software license fees are recognized upon shipment, net of estimated returns. Royalty revenues from System Software Associates, Inc. ("SSA") and Harbinger Net Services, LLC ("HNS") are recognized based upon sales to end users by SSA (see Note
         3) and HNS (see Note 5).

         Services

                 Revenues derived from services includes subscription fees, maintenance and implementation fees, and consulting and training fees. Subscription fees include both fixed and usage based fees for use of the Company's value added network and are recognized over the service period and as transactions are processed. Maintenance and implementation fees are generally billed annually in advance, include fixed fees for customer support and product updates, and are recognized ratably over the service period. Consulting and training fees are billed under both time and materials and fixed fee arrangements and are recognized as services are performed.

         Deferred Revenue

                 Deferred revenues represent payments received from customers or billings invoiced to customers for software and services billed in advance.

         DIRECT COSTS

         Direct costs for services include telecommunications charges, the costs of personnel to conduct network operations and customer support, consulting and other personnel-related expenses. Direct costs for software include duplication, packaging and amortization of purchased technology and software development costs.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets as follows:

                 Computer and communications equipment              3 - 5 years
                 Furniture, fixture and leasehold
                          improvements                              5 - 10 years

         INVESTMENTS IN JOINT VENTURES

         The Company's 91% investment in HNS and its 20% investment in HNV through March 31, 1996 (see Note 2) (collectively, the "Joint Ventures") are accounted for using the equity method of accounting. The Company applies the equity method of accounting for its investment in HNS because of a shareholders agreement among all HNS shareholders which provides for all significant operating and management decisions for HNS to be vested in the HNS Board of Managers through December 31, 1996. The HNS Board of Managers is not controlled by the Company (see Note 5 and Note 13).

         INTANGIBLE ASSETS

         Purchased Technology, Goodwill, and Other Intangible Assets

            Purchased technology, goodwill and other intangible assets are being amortized over periods of five to ten years. The Company evaluates the recoverability of these intangible assets at each period end using the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses fair value in determining the amount of these intangible assets that should be written off.

         Software Development Costs

            The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, ''Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.'' Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement or (b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed five years. The Company evaluates the net realizable value of its software development costs at each period end using undiscounted estimated future net operating cash flows expected to be derived from the respective software product or enhancement. If such evaluation indicates that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value.

         INCOME TAXES

         The Company accounts for income taxes using the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS No. 109")". Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         EARNINGS PER SHARE

         Net income (loss) per share has been computed based upon net income
(loss) applicable to common shareholders. The dilutive effect of outstanding stock options and warrants is included in weighted average common and common equivalent shares outstanding using the treasury stock method computed on a primary basis unless their inclusion is antidilutive. Stock options and warrants issued in the twelve months prior to the Company's initial public offering have been considered outstanding and included in the computations of weighted average common and common equivalent shares outstanding for all periods presented prior to the initial public offering even if antidilutive. Net income (loss) per share computed on a fully diluted basis is not significantly different than net income (loss) per share computed using the primary basis.

         RECLASSIFICATIONS

         Certain amounts in the accompanying 1995 and 1994 financial statements have been reclassified to conform to the presentation adopted in the 1996 consolidated financial statements.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts and royalty receivable, accounts payable, accrued expenses, and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities. The Company's investments in joint ventures are accounted for using the equity method and pertain to privately held companies for which fair values are not readily available. The Company believes the fair values of its joint venture investments exceed the carrying values.

         FOREIGN CURRENCY TRANSLATION

         Foreign currency financial statements of the Company's international operations are translated into U.S. dollars at current exchange rates, except for revenues, costs and expenses, and net income (loss) which are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities are accumulated as cumulative foreign currency translation adjustments and reported as a separate component of shareholders' equity included in the Company's accumulated deficit. The cumulative foreign currency translation adjustment at December 31, 1996 was $(133,000).

         STOCK COMPENSATION PLANS

         Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures under the provisions of SFAS No. 123 (see Note 9).


2.  ACQUISITIONS

         1994 ACQUISITION

         Effective December 31, 1994, the Company acquired certain assets and assumed certain liabilities of the EDI business unit of Texas Instruments, Incorporated in exchange for a $3.325 million note (TI Note"), the assumption of liabilities of $526,000, and an agreement to pay royalties through 1998 based upon future software license fee revenues derived from certain of the software products acquired if such revenues exceed certain specified levels. The Company has accounted for the transaction using the purchase method of accounting and the results of operations of the business acquired have been included in the Company's accompanying statement of operations since the acquisition date. The Company paid the TI Note in January 1995 and has not become obligated to pay any additional royalties under the terms of the agreement through December 31, 1996. Of the total purchase price of $3.851 million, $2.66 million was allocated to in-process product development and charged to the statement of operations at the acquisition date, $441,000 was allocated to purchased technology, $317,000 was allocated to tangible assets (primarily working capital and equipment), and $433,000 was allocated to goodwill.

         The unaudited pro forma results of operations of the Company for 1994 as if the acquisition described above had been effected on January 1, 1994 are summarized below:

                                                                              Year Ended
                                                                          December 31, 1994
                                                                          -----------------
                 Revenues                                                    $ 15,738,000
                                                                             ============

                 Net loss applicable to common shareholders                  $ (2,894,000)
                                                                             ============


                 Net loss per share of common stock                          $      (0.28)
                                                                             ============

                 Weighted average common and common
                        equivalent shares outstanding                          10,293,000
                                                                             ============


         The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the date indicated nor are they necessarily indicative of the results of future operations.

         1996 ACQUISITIONS

         Effective March 31, 1996, the Company acquired all of the common stock of NTEX Holding, B.V. ("NTEX"), a Dutch corporation based in Rotterdam, The Netherlands, for $8.0 million, consisting of $3,195,000 in cash, 107,778 shares of the Company's common stock valued at $1.2 million, warrants to acquire 18,750 shares of the Company's stock at $11.33 per share valued at $100,500 and the assumption of $3.5 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $4,449,000 of the purchase price allocated to in- process product development and charged to the consolidated statement of operations on March 31, 1996, $204,000 allocated to purchased technology, $621,000 allocated to tangible assets and $2.8 million allocated to goodwill.

         Effective March 31, 1996, the Company acquired all of the common stock of INOVIS GmbH & Co. ("INOVIS"), a German corporation based in Karlsruhe, Germany for $6.1 million, consisting of $1,409,000 in cash, 210,276 shares of the Company's common stock valued at $2.4 million, warrants to acquire 30,000 shares of the Company's stock at $10.17 per share valued at $104,000, a note payable of $557,000 and the assumption of $1.7 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $3.4 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $600,000 allocated to purchased technology, $1,077,000 allocated to tangible assets and $1.1 million allocated to goodwill.

         Effective March 31, 1996, the Company acquired the remaining outstanding common stock of Harbinger N.V. ("HNV"), a Dutch corporation based in Hoofddorp, the Netherlands for $1.2 million, consisting of 58,065 shares of the Company's common stock valued at $668,000 and the assumption of $554,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $300,000 of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $518,000 allocated to tangible assets and $447,000 allocated to goodwill and other intangibles (see Note 5).

         Effective August 1, 1996, the Company acquired all of the common stock of Comtech Management Systems, Inc. ("Comtech"), a Texas corporation based in Amarillo, Texas, for $500,000, consisting of 24,561 shares of the Company's common stock valued at $422,000 and the assumption of $75,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $114,000 of the purchase price allocated to tangible assets, $100,000 allocated to purchased technology, and $283,000 allocated to goodwill.

         The balance sheets of the above companies have been included in the Company's consolidated balance sheet as of December 31, 1996 and the results of operations of the acquired companies have been included in the Company's consolidated statements of operations beginning on March 31, 1996, except for Comtech, which has been included beginning on August 1, 1996.

         The unaudited pro forma results of operations of the Company for 1996 and 1995 as if the acquisitions described above had been effected on January 1, 1996 and 1995, respectively, are summarized as follows:

                                                                                   Years Ended
                                                                                   December 31
                                                                            1996                1995
                     Revenues  . . . . . . . . . . . . . . . .          $ 43,116,000       $  28,679,000

                     Net loss applicable to
                          common shareholders  . . . . . . . . .        $ (9,010,000)      $  (1,885,000)

                     Net loss per share of common stock  . . .          $      (0.56)      $       (0.14)


                     Weighted average common and common
                          equivalent shares outstanding  . . . .          16,167,000          13,803,000


         The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

         The terms of the Company's acquisitions of NTEX and INOVIS included earnout agreements with certain employees/shareholders which provide for the Company to pay these individuals additional consideration based upon the attainment of certain performance goals for their respective former companies for the year ended March 31, 1997. The Company has provided an accrual of $425,000 for the year ended December 31, 1996 which is included in acquisition related charges in the accompanying 1996 statement of operations to reflect the Company's estimate of the employee compensation earned with respect to these agreements.


3.  PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENT

         On July 21, 1995, the Company entered into a distribution agreement and purchased certain software products from SSA in exchange for the issuance of 825,000 shares of the Company's common stock valued at $4,675,000 at the date of issuance and the issuance of 4 million shares of the Company's Zero Coupon Redeemable Preferred Stock. The Company also provided SSA with an option to put the 825,000 shares of common stock issued back to the Company for cash on January 31, 1997 exercisable only if the market value of the common stock on that date is less than $6.00 per share. In September 1996, the Company registered the 825,000 shares of puttable common stock. SSA sold all of the shares during 1996. The Zero Coupon Redeemable Preferred Stock issued has no voting or dividend rights, vests at a rate of one million shares per year only if SSA attains certain royalty targets for the years 1997 through 2000, and contains mandatory redemption provisions of $0.67 per share payable in cash or the Company's common stock at the option of the holder thirty days after the end of each year. The Company will accrete the Zero Coupon Redeemable Preferred Stock to its redemption price as it becomes probable that it will be earned through a charge to direct costs of software in the period earned.

         The terms of the distribution agreement provide for SSA to pay the Company royalties through December 2000 based upon future software and service revenues that SSA derives from the sale of the Company's products including certain minimum royalties of $1.4 million for 1995 and $5.7 million in 1996. Payments by SSA to the Company under these minimum royalty provisions in excess of royalties on actual software and service revenues will be creditable against future SSA royalty obligations. Royalty revenues are recognized based upon sales to end users.

         The Company has allocated the consideration associated with these transactions of $4,797,000 (including transaction costs of $122,000) as follows: $2.331 million of the fair value to purchased technology and $2.466 million to the distribution agreement based upon the estimated fair values of the purchased technology and distribution agreement at the date of the exchange.


4.  PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31, 1996 and 1995:

                                                               1996               1995
                                                               ----               ----
             Computer and communications
                    equipment  . . . . . . . . . . .      $  8,907,000      $  4,696,000
             Furniture, fixtures and
                    leasehold improvements . . . . .         2,130,000         1,618,000
                                                          ------------      ------------
                                                            11,037,000         6,314,000
                    Less accumulated depreciation
                         and amortization  . . . . .        (4,192,000)       (2,542,000)
                                                          ------------      ------------
                                                          $  6,845,000      $  3,772,000
                                                          ============      ============


5.  INVESTMENTS IN JOINT VENTURES

         INVESTMENT IN HNS

         The Company founded HNS to develop products and services to facilitate electronic commerce using the Internet. In March 1995, HNS was capitalized with an investment of approximately $360,000 from the Company and approximately $340,000 from certain other investors, including certain shareholders, executives, officers, and directors of the Company. In June 1995, the Company and BellSouth Corporation ("BellSouth") contributed cash of $8.0 million for HNS common stock and $3.0 million for HNS convertible debt, respectively. As of December 31, 1996, the Company owned an equity interest in HNS of approximately 91.4% or 66.1%, assuming the conversion of the BellSouth Debenture and the exercise of outstanding HNS options. The Company recognized equity in losses of its HNS joint venture of $7,004,000 and $954,000 for the years ended December 31, 1996 and 1995, respectively.

         The Company has several agreements with HNS governing certain transactions between them, including the use of personnel, the management and operation of HNS, the use by HNS of the Company's products and services, the Company's right to license and distribute HNS products, if any, derived from the Company's products and the payment by HNS and the Company of royalties and other amounts. Amounts charged to HNS by the Company for services provided were $1,785,000 and $324,000 for the years ended December 31, 1996 and 1995, respectively. These amounts primarily consist of employee salaries and related benefits and included $729,000 and $94,000 in general and administrative expenses, $105,000 and $36,000 in selling and marketing expenses, and $951,000 and $194,000 in product development costs for the years ended December 31, 1996 and 1995, respectively. These amounts have been included in the Company's statements of operations as a reduction of expense in the categories indicated. Additionally, the Company paid expenses on behalf of HNS in 1996 and 1995 of $505,000 and $413,000 that have been reimbursed by HNS.

         The Company recognized royalty revenues from HNS of $1,199,000 for the year ended December 31, 1996 related to HNS's licensing of products which include the Company's technology and for referral fees. These royalty revenues and referral fees from HNS were determined based upon a royalty agreement between the Company and HNS. At December 31, 1996, the Company had an amount due from HNS of $1,760,000 for these services and expenses incurred by the Company on behalf of HNS and for the royalty revenues earned from HNS. Likewise, amounts charged to the Company by HNS for services provided during the period ended December 31, 1996 were $214,000. This amount includes $191,000 in general and administrative expenses and $23,000 in selling and marketing expenses which are included in the Company's accompanying 1996 statement of operations. Additionally, HNS paid expenses of $50,000 on behalf of the Company that have been reimbursed by the Company.

         Effective January 1, 1997, the Company purchased the BellSouth debenture and acquired the remaining minority interest in HNS (see Note 13).

         The following table sets forth the condensed financial statements of HNS as of December 31, 1996 and 1995 and for the periods then ended:

Balance sheets:
                                                                 1996                  1995
                                                            ------------           ------------
    Cash and cash equivalents   . . . . . . . . . .         $  3,322,000           $ 10,645,000
    Accounts receivable   . . . . . . . . . . . . .            1,866,000                -
    Property and equipment, net   . . . . . . . . .            1,039,000                219,000
    Other assets  . . . . . . . . . . . . . . . . .              277,000                 42,000
                                                            ------------           ------------
                                                            $  6,504,000           $ 10,906,000
                                                            ============           ============
    Accounts payable and accrued expenses   . . . .         $    990,000           $    173,000
    Due to affiliates, net  . . . . . . . . . . . .            2,040,000                180,000
    Deferred revenue  . . . . . . . . . . . . . . .              196,000                -
    Long-term debt  . . . . . . . . . . . . . . . .            3,000,000              3,000,000
    Shareholder's equity  . . . . . . . . . . . . .              278,000              7,553,000
                                                            ------------           ------------
                                                            $  6,504,000           $ 10,906,000
                                                            ============           ============

Statements of operations:
                                                                 1996                 1995
                                                            ------------           ------------
    Revenues:
         Services . . . . . . . . . . . . . . . . .         $    117,000           $          -
         Software . . . . . . . . . . . . . . . . .            2,036,000                      -
                                                            ------------           ------------
             Total revenues . . . . . . . . . . . .
                                                               2,153,000                      -
                                                            ------------           ------------
    Direct costs:
         Services . . . . . . . . . . . . . . . . .              644,000                      -
         Software . . . . . . . . . . . . . . . . .            1,617,000                      -
                                                            ------------           ------------
             Total direct costs . . . . . . . . . .            2,261,000                      -
                                                            ------------           ------------
                   Gross margin . . . . . . . . . .             (108,000)                     -
                                                            ------------           ------------
    Operating costs:
         Selling and marketing  . . . . . . . . . .              926,000                 84,000
         General and administrative . . . . . . . .            1,614,000                133,000
         Depreciation and amortization  . . . . . .              621,000                 21,000
         Product development  . . . . . . . . . . .            4,303,000              1,077,000
                                                            ------------           ------------
             Total operating costs  . . . . . . . .            7,464,000              1,315,000
                                                            ------------           ------------
                  Operating loss  . . . . . . . . .           (7,572,000)            (1,315,000)

    Interest expense (income), net  . . . . . . . .             (130,000)              (165,000)
                                                            ------------           ------------
    Net loss  . . . . . . . . . . . . . . . . . . .          $(7,442,000)          $ (1,150,000)
                                                            ============           ============

         INVESTMENT IN HNV

         On November 5, 1993, the Company acquired a 20% interest in HNV, a Dutch corporation headquartered in Hoofddorp, The Netherlands, which was formed to offer electronic commerce services in the European marketplace. The initial capitalization of HNV consisted of an investment of $500,000 from the Company and $2,000,000 from certain other investors, including shareholders of the Company. In December 1995, the Company and other HNV investors, including shareholders of the Company, contributed to HNV additional capital of $150,000 and $600,000, respectively. The Company has a license arrangement with HNV which allows HNV to use the Company's network and PC technology and provides for the payment of royalty fees to the Company based on a percentage of software and network revenues, as defined. The Company did not recognize any royalty revenue from HNV during 1994, 1995 or 1996. Under a management agreement, the Company provides certain consulting and management services to HNV. At December 31, 1995, the Company had an amount due from HNV of approximately $472,000 for such services and expenses incurred by the Company on behalf of HNV, which was paid in January 1996. Effective March 31, 1996, the Company acquired the remaining outstanding common stock of HNV (see Note
2).

         The Company recognized equity in losses of its HNV joint venture of $69,000, $313,000 and $227,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

         Amounts charged to HNV by the Company for services provided during the years ended December 31, 1996, 1995 and 1994 were:

                                                          1996              1995           1994
                                                        -------          ---------       ---------
             Services - direct costs . . . . . .           -             $  63,000       $  47,000

             General and administrative  . . . .        $54,000            182,000         187,000
             Selling & marketing . . . . . . . .           -                  -              6,000
             Product development . . . . . . . .           -                27,000          40,000
             Depreciation and amortization . . .           -                 4,000           5,000
                                                        -------          ---------       ---------
                                                        $54,000           $276,000        $285,000
                                                        =======          =========       =========

         These amounts have been included in the statement of operations for the Company as a reduction of expenses in the categories indicated. Additionally, the Company paid expenses on behalf of HNV of $18,000, $95,000 and $95,000 for the years ended December 31, 1996, 1995 and 1994, respectively, that were reimbursed by HNV.


6.  INTANGIBLE ASSETS

         Intangible assets consist of the following at December 31, 1996 and 1995:

                                                                  1996                 1995
                                                              ------------         ------------
             Purchased technology  . . . . . . . . . . .      $  3,676,000         $  2,772,000
             Goodwill  . . . . . . . . . . . . . . . . .         4,823,000              433,000
             SSA distribution agreement  . . . . . . . .         2,466,000            2,466,000
             Software development costs  . . . . . . . .         4,461,000            2,435,000
                                                              ------------         ------------
                                                                15,426,000            8,106,000
             Less accumulated amortization . . . . . . .        (4,021,000)          (1,808,000)
                                                              ------------         ------------
                                                               $11,405,000         $  6,298,000
                                                              ============         ============

         During 1994, the Company wrote off $1,659,000 in capitalized software development costs related to products which the Company ceased marketing. Approximately $1,419,000 of such amount related to a product development effort that was discontinued as a result of certain technology acquired in connection with an acquisition described in Note 2.


7.  ACCRUED EXPENSES

         Accrued expenses consist of the following at December 31, 1996 and 1995:

                                                          1996                 1995
  Accrued salaries and wages  . . . . . . . .          $3,004,000           $1,635,000
  Accrued rent  . . . . . . . . . . . . . . .             236,000              353,000
  Other accrued . . . . . . . . . . . . . . .           2,603,000              771,000
                                                       ----------           ----------
                                                       $5,843,000           $2,759,000
                                                       ==========           ==========


8.  INCOME TAXES

         The provision for income tax expense (benefit) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and any increase or decrease in the valuation allowance for deferred income tax assets.

         Income (loss) before income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                                        1996               1995               1994
      U.S. operations   . . . . . . . . . . . .      $    171,000       $  1,934,000     $  (2,963,000)
      Foreign operations  . . . . . . . . . . .        (8,274,000)                 -                 -
                                                     ------------       ------------     -------------
           Total income (loss) before income
                 tax expense (benefit)  . . . .      $ (8,103,000)      $  1,934,000     $  (2,963,000)
                                                     ============       ============     =============



         Income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 is summarized as follows:

                                                          1996                1995            1994
                                                     ------------          ---------      ------------
      Current:
           Federal  . . . . . . . . . . . . .       $           -          $       -      $          -
           Foreign  . . . . . . . . . . . . .              10,000                  -                 -
           State  . . . . . . . . . . . . . .                   -                  -                 -
                                                     ------------          ---------      ------------
               Total current  . . . . . . . .       $      10,000          $       -      $          -
                                                     ------------          ---------      ------------

      Deferred:
           Federal  . . . . . . . . . . . . .       $     (28,000)         $ 615,000      $   (941,000)
           Foreign  . . . . . . . . . . . . .             167,000                  -                 -
           State  . . . . . . . . . . . . . .              (3,000)            72,000          (111,000)
                                                     ------------          ---------      ------------
               Total deferred . . . . . . . .       $     136,000          $ 687,000      $ (1,052,000)
                                                     ------------          ---------      ------------
      Total income tax expense (benefit)  . .       $     146,000          $ 687,000      $ (1,052,000)
                                                     ============          =========      ============

         Income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income (loss) before income taxes as a result of the following:

                                                                  1996            1995            1994
                                                              -------------    ----------     -------------
    Computed "expected" income tax expense (benefit)  . . .   $ (2,755,000)    $  659,000     $(1,007,000)
    Increase (decrease) in income tax expense (benefit)
       resulting from:
       State income taxes, net of federal income tax
           benefit  . . . . . . . . . . . . . . . . . . . . .       (2,000)        48,000         (78,000)
       Tax-exempt income  . . . . . . . . . . . . . . . . .       (130,000)       (49,000)              -
       Nondeductible charge for purchased in-process
           product development  . . . . . . . . . . . . . . .    1,615,000              -               -
       Increase in the valuation allowance for deferred
           income tax assets  . . . . . . . . . . . . . . . .    1,494,000              -               -
       Other  . . . . . . . . . . . . . . . . . . . . . . .        (76,000)        29,000          33,000
                                                              ------------     ----------     -----------
                                                              $    146,000     $  687,000     $(1,052,000)
                                                              ============     ==========     ===========

         The significant components of deferred income tax expense (benefit) for the years ended December 31, 1996, 1995, and 1994 are summarized as follows:

                                                                  1996           1995            1994
                                                              -------------    ----------    ------------
          Deferred income tax expense (benefit) . .           $  (1,358,000)   $  687,000    $(1,052,000)
          Increase in the valuation allowance for
              deferred income tax assets  . . . . .               1,494,000             -              -
                                                              -------------    ----------    -----------
                                                              $     136,000    $  687,000    $(1,052,000)
                                                              =============    ==========    ===========

         The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

                                                                           1996            1995
                                                                       -----------    ------------
      Deferred income tax assets:
           Net operating loss carryforwards . . . . . . . . . .        $ 3,755,000    $    894,000
           Deferred revenue . . . . . . . . . . . . . . . . . .            814,000         542,000
           Intangible assets  . . . . . . . . . . . . . . . . .          2,474,000         943,000
           Other  . . . . . . . . . . . . . . . . . . . . . . .            992,000         825,000
                                                                       -----------    ------------
               Gross deferred income tax assets . . . . . . . .          8,035,000       3,204,000
      Valuation allowance   . . . . . . . . . . . . . . . . . .         (4,798,000)            -
                                                                       -----------    ------------
      Deferred income tax assets, net of the valuation
           allowance  . . . . . . . . . . . . . . . . . . . . .          3,237,000       3,204,000
      Deferred income tax liabilities - principally due to
           depreciation . . . . . . . . . . . . . . . . . . . .           (436,000)       (267,000)
                                                                       -----------    ------------
               Net deferred income tax assets . . . . . . . . .          2,801,000       2,937,000
      Less current deferred income tax assets   . . . . . . . .          1,517,000         999,000
                                                                       -----------    ------------
      Noncurrent deferred income tax assets   . . . . . . . . .        $ 1,284,000    $  1,938,000
                                                                       ===========    ============


         The increase (decrease) in net deferred income tax assets for the years ended December 31, 1996, 1995, and 1994, was $(136,000), $(687,000), and
$1,052,000, respectively. A valuation allowance of $4,798,000 at December 31, 1996 offsets the full amount of the foreign deferred income tax assets related to foreign net operating loss carryforwards and the deductible temporary differences related to foreign intangible assets. Under SFAS No. 109, deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax assets to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carryback, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) future taxable income generated by future operations. The Company believes that realization of the net deferred income tax assets recorded at December 31, 1996 is more likely than not.

         During 1996, the Company acquired foreign net operating loss carryforwards in the NTEX and HNV acquisitions (see Note 2) of approximately $6,528,000 and $3,114,000, respectively. The Company established a valuation allowance relating to the carryforwards of $2,350,000 and $1,121,000, respectively, which is included in the valuation allowance at December 31, 1996. If the benefit from these net operating loss carryforwards are realized, the Company will reduce the related valuation allowance and will reduce goodwill recorded in connection with these transactions. For the year ended December 31, 1996, the Company realized a portion of these foreign net operating loss carryforwards and recognized deferred foreign income tax expense of $93,000 and $74,000 relating to the reduction in the valuation allowance for these carryforwards and reduced goodwill associated with these acquisitions by a like amount. During 1996, the Company also acquired certain intangible assets in the INOVIS acquisition (see Note 2). The Company's acquisition of these intangible assets for income tax reporting purposes created a deferred income tax asset of approximately $1,494,000 for which the Company provided a valuation allowance.

         At December 31, 1996, the Company has domestic and foreign net operating loss carryforwards and research and experimentation income tax credit carryforwards of approximately $7,152,000, $9,177,000 and $301,000, respectively. The domestic net operating loss carryforwards expire at various dates through the year 2009 unless utilized, the foreign net operating loss carryforwards do not expire, and the research and experimentation income tax credit carryforwards expire beginning in 2007 through 2010. The Company's domestic net operating loss carryforward at December 31, 1996 includes $6.0 million in income tax deductions related to stock options excluded from the table of deferred income tax assets above, which will be reflected as a credit to additional paid-in capital when realized.


9. SHAREHOLDERS' EQUITY

         AMENDMENT TO THE ARTICLES OF INCORPORATION

         Effective June 1995, the Company increased its authorized shares of common stock and preferred stock to 100,000,000 and 20,000,000, respectively, and established a par value of $.0001 per share for the Company's authorized but unissued common stock.

         INITIAL PUBLIC OFFERING

         In August 1995, the Company completed an initial public offering of its common stock. The Company sold 2,525,304 shares at $8.00 per share resulting in net proceeds to the Company, after underwriters commissions and offering expenses, of $18.3 million.

         PREFERRED STOCK, SERIES C

         In 1993, the Company sold Series C redeemable preferred stock and
warrants in a private placement resulting in proceeds of $2.5 million.   The
terms of the Series C redeemable preferred stock included a 7% cash dividend payable quarterly and a mandatory redemption on March 1, 1996. The proceeds of the placement were allocated between the preferred stock and warrants based on their estimated relative fair values. This resulted in a discount from the face amount of the stock of approximately $66,000 which was allocated to the warrants. The warrants were exercised during fiscal 1995.

         In June 1995, the Company entered into agreements with holders of its Series C redeemable preferred stock to provide for the conversion on March 1, 1996 of all Series C redeemable preferred stock to the Company's Common Stock. The number of shares of common stock issuable upon conversion was determined by dividing (i) the issue price of $10.00 times the number of shares of the Series C redeemable preferred stock outstanding by (ii) 95% of the average trading price of the common stock, as defined. As a result of the June 1995 agreement, the Company reclassed the preferred stock from redeemable preferred stock to shareholders' equity. On March 1, 1996, the Company issued 211,038 shares of its common stock in exchange for all outstanding shares of the Company's Series C preferred stock.

         COMMON STOCK

         In April 1996 the Company issued 381,474 shares of the Company's common stock as partial consideration related to the Company's acquisition of
(i) NTEX, (ii) INOVIS and (iii) HNV. In August 1996 the Company issued 24,561 shares of the Company's common stock as consideration related to the Company's acquisition of Comtech.

         In September 1996, the Company registered 825,000 shares of puttable common stock held by SSA. As of December 31, 1996, SSA had sold the shares and forfeited their rights to put the shares of common stock back to the Company. Therefore, approximately $4.7 million of puttable common stock has been reclassified to shareholders' equity.

         WARRANTS

         The Company issued warrants in April 1996 related to the acquisition of NTEX and INVOIS. The warrants enable the holders to acquire 48,750 shares of the Company's common stock at a range of $11.34 to $11.43 per share, representing the fair value of the common stock at the date of issuance.

         The Company issued warrants in July 1996 to two investors in HNV who are also shareholders of the Company because certain events did not occur with respect to the performance of HNV. The warrants enable the holders to acquire 75,000 shares of the Company's common stock at $18.50 per share, representing the fair value of the common stock at the date of issuance.

         STOCK COMPENSATION PLANS

                 Stock options

                 The Company's 1989 Stock Option Plan (the "1989 Plan") and 1996 Stock Option Plan (the "1996 Plan") and with the 1989 Plan (the "Plans") provide for the grant of options to officers, directors, consultants and key employees. The maximum number of shares of stock that may be issued under the 1996 Plan shall not exceed in the aggregate the sum of 2,625,000 options plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Plan or were subject to options granted thereunder that expire without exercise to officers, directors, consultants and key employees. Options granted under the terms of the 1996 Plan generally vest ratably over four years and are granted with an exercise price no less than the fair market value of common stock on the grant date. Options granted prior to July 1994 vest ratably over three years and options granted since July 1994 vest ratably over four years. All options granted expire seven years from the date of grant. At December 31, 1996, there were options outstanding to purchase 2,453,234 shares of the Company's common stock, of which options to purchase 826,444 shares were exercisable. There were 1,719,756 options available for grant at December 31, 1996.

                 In 1993, the Board of Directors authorized the creation of a stock option plan for nonemployee members of the Company's Board of Directors (the ''Nonemployee Directors Plan''). A total of 225,000 shares of common stock have been reserved for issuance under the Nonemployee Directors Plan at an option price no less than the fair market value of the common stock on the option grant date. Options expire seven years from the date of grant. The options granted under the Nonemployee Directors Plan vest ratably in the year of grant based on attendance at regularly scheduled board meetings. Options which have not vested in the year of grant expire and become available for grant under the Nonemployee Directors Plan. Options granted under the Nonemployee Directors Plan for 119,000 shares of common stock were outstanding and exercisable as of December 31, 1996. There were 89,625 options available for grant under the Nonemployee Directors Plan at December 31, 1996.

                 In addition to outstanding options granted under the Company's existing stock option plans, the Company has granted options to acquire 105,000 shares of common stock to certain existing and former nonemployee directors for past services. As of December 31, 1996, all of these options were outstanding and exercisable.

                 The following table summarizes the activity in outstanding stock options for the year ended December 31, 1994:

                                                             Stock Options
                                                    ----------------------------------
                                                      Number               Price
                                                    ---------        -----------------
  December 31, 1993 . . . . . . . . . . . .         1,397,565        $0.78   -   $3.25
      Granted   . . . . . . . . . . . . . .           364,500                     4.25
      Exercised   . . . . . . . . . . . . .          (204,354)        0.78   -    4.25
      Forfeited/canceled  . . . . . . . . .           (93,200)        2.33   -    4.25
                                                    ---------         ----------------
  December 31, 1994 . . . . . . . . . . . .         1,464,511         0.78   -    4.25
                                                    =========         ================

         At December 31, 1996 the Company has five stock-based compensation plans which are described herein. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. The compensation cost that has been charged against income for its performance-based plan was $1,784,000 and $502,000 for 1996 and 1995, respectively. Had compensation cost for the Company's five stock-based compensation plans been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                      1996               1995
                                                                  ------------       -----------
                 Net income                   As reported         $(8,277,000)       $ 1,048,000

                                              Pro forma           (10,061,000)           546,000

                 Primary earnings             As reported         $     (0.52)        $     0.08
                     per share
                                              Pro forma                 (0.63)              0.04


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: dividend yield of 0.5%; expected volatility of 57.8%; risk-free interest rates of 5.9%; and expected lives of 8 months for all of the Plan options.

         A summary of the status of the Company's fixed stock option plans as of December 31, 1996 and 1995, and changes during the years ended on those dates is presented below:

                                                                     1996                           1995
                                                            -------------------------     --------------------------
                                                                            Weighted-                      Weighted-
                                                                             Average                        Average
                                                             Shares          Exercise        Shares        Exercise
                        Fixed Options                        (000)             Price         (000)           Price
         -----------------------------------------          -------         ---------     ---------       ----------
         Outstanding at beginning of year                     1,711           $ 3.80        1,465         $   4.03
         Granted                                              1,160            13.07          733             5.24
         Exercised                                             (306)            2.72         (322)            2.16
         Forfeited/canceled                                    (112)            5.86         (165)            3.60
                                                              -----                         -----
         Outstanding at end of year                           2,453             8.22        1,711             3.80
                                                              =====                         =====
         Options exercisable at year-end                        826                           604
         Weighted-average   fair  value   of  options
         granted during the year                            $  8.68                       $  3.38


         The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                      Options Outstanding                     Options Exercisable
                                         --------------------------------------------      --------------------------
                                                            Weighted
                                                             Average         Weighted                        Weighted
                                            Number          Remaining         Average         Number          Average
              Range of                   Outstanding       Contractual       Exercise       Exercisable      Exercise
          Exercise Prices                at 12/31/96           Life            Price        at 12/31/96        Price
         ---------------------           -----------       -----------      ---------       -----------      ---------
         $  1.17   -    $ 1.67               59,176             1.09        $   1.54            57,375        $   1.54
         $  2.33   -    $ 2.33              360,075             2.36        $   2.33           360,075        $   2.33
         $  2.67   -    $ 3.25               84,675             3.25        $   2.88            84,675        $   2.88
         $  4.25   -    $ 4.67              705,268             4.90        $   4.27           243,976        $   4.26
         $  9.17   -    $11.41              277,890             5.29        $  10.24            59,343        $   9.76
         $ 11.67   -    $11.67              579,375             6.21        $  11.67                 -               -
         $ 14.50   -    $17.83              386,775             6.62        $  16.47            21,000        $  14.50
                                         ----------                                           --------
         $  1.17   -    $17.83            2,453,234             5.01        $   8.22           826,444        $   3.75
                                         ==========                                           ========



                 Employee Stock Purchase Plan

                 Effective January 1, 1996, the Company began offering employees the right to purchase shares of the Company's common stock at 85% of the lower of the beginning of period or end of period market price pursuant to the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, full-time employees, except persons owning 5% or more of the Company's common stock, are eligible to participate after six months of employment. Employees may contribute up to 15% of their annual salary, toward the Purchase Plan up to a maximum of $15,000 per year. A maximum of 225,000 shares of common stock are reserved for issuance under the Purchase Plan. As of December 31, 1996, 6,639 shares have been issued under the Purchase Plan.

         Under FASB Statement 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996: dividend yield of 0.05%; an expected life of 8 months for all years; expected volatility of 57.8%; and risk-free interest rates of 5.9%. The weighted-average fair value of those purchase rights granted in 1996 was $8.43.

10.  RELATED PARTY TRANSACTIONS

         The Company has entered into related party transactions in the normal course of business, including transactions with HNS and HNV as described in
Note 5 and the transaction with SSA as described in Note 3 as well as the transactions described below. The Company believes that the terms of all related party transactions are comparable to those that could have been obtained in transactions with unaffiliated parties.

         The Company paid fees which are included in the Company's financial statements as direct costs of services to Westinghouse Communications, Inc. (''Westinghouse'') of approximately $1,387,000, $930,000, and $520,000 in 1996,
1995 and 1994, respectively, under telecommunications agreements with Westinghouse. Westinghouse owned more than 5% of the Company until the sale of their investment in the Company's common stock in August 1995. During 1996, the Company received $600,000 in revenue from an affiliated company that is partially owned by an employee of one of the Company's foreign subsidiaries. This same affiliated company also billed the Company $350,000 for services that the affiliated company provided to the Company.


11.  SEGMENT INFORMATION, INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

         SEGMENT INFORMATION

         The Company operates in a single industry segment: the development, marketing and supporting of software products and the providing of network and consulting services to enable businesses to engage in electronic commerce.

         INTERNATIONAL OPERATIONS

         As a result of the 1996 Acquisitions described in Note 2, the Company established operations in Europe. A summary of the Company's operations by geographic area as of and for the year ended December 31, 1996 is presented below:

                                              United
                                              States             Europe           Eliminations            Total
                                          -------------       ------------       ---------------     -------------
             Revenues                      $ 35,299,000        $ 6,554,000       $     (128,000)     $ 41,725,000

             Operating income (loss)       $  7,019,000        $(8,205,000)                   -      $ (1,186,000)

             Identifiable assets           $ 45,062,000        $ 8,343,000         $(10,948,000)     $ 42,457,000

         Revenues and operating income (loss) for the Company's European operations shown above reflects the results of operations of NTEX, INOVIS, and HNV beginning on March 31, 1996 and includes a charge for purchased in-process product development and a related acquisition charge of $8.6 million. Revenues from foreign operations and identifiable assets of foreign operations were less than 10% of consolidated revenue and assets in 1995 and 1994.

         Revenues generated from export sales included in United States revenues were less than 10% of consolidated revenues in 1996, 1995, and 1994.

         MAJOR CUSTOMERS

         Revenues from one customer (SSA) represented 13.7% of the Company's consolidated revenues for the year ended December 31, 1996. No other single customer comprised 10% or greater of the Company's consolidated revenues in 1996, 1995, and 1994.

12.  COMMITMENTS

         401(K) PROFIT SHARING PLAN

         The Company maintains a 401(k) Profit Sharing Plan (the "401(k) Plan") for the benefit of its domestic employees, which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees who have completed one year of service and at least 1,000 hours of service during that period are eligible to participate. Subject to certain limitations, the Company may make a discretionary matching contribution of up to $300 of the salary deferral contributions of participants at a rate determined by the Board of Directors of the Company each year. The Board of Directors approved contributions by the Company to the 401(k) Plan of $35,000, $27,000 and $19,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

         CREDIT FACILITY

         The Company maintains a credit facility which provides $4 million in borrowing availability, subject to the terms of the facility, at an interest rate of prime plus .625% and requires the Company to pay a commitment fee on the unused portion of .25%. The credit facility requires, among other things, the Company to maintain certain minimum financial ratios and restricts the Company from making certain investments, incurring additional indebtedness, and making capital expenditures in excess of certain specified levels, as defined in the terms of the facility. No amounts were outstanding under the facility at December 31, 1996 or 1995.

         LEASES

         The Company leases office facilities and automobiles under operating leases which extend through 2001. Rent expense under all operating leases was approximately $1,351,000, $784,000, and $655,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Future minimum lease payments under operating leases with noncancelable lease terms in excess of one year for the next five years and in the aggregate are as follows:

               1997 . . . . . . . . . . . . . . . . .        $ 2,018,000
               1998 . . . . . . . . . . . . . . . . .          2,158,000
               1999 . . . . . . . . . . . . . . . . .          2,155,000
               2000 . . . . . . . . . . . . . . . . .            953,000
               2001 . . . . . . . . . . . . . . . . .            579,000
                                                             -----------
                                                             $ 7,863,000
                                                             ===========


13. SUBSEQUENT EVENTS (UNAUDITED)

         STOCK SPLIT

         On January 10, 1997, the Board of Directors declared a three-for-two stock split in the form of a 150% stock dividend on the Company's common stock payable on January 31, 1997 to shareholders of record on January 17, 1997. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been retroactively restated to reflect the split for all periods presented.

         ACQUISITION OF HNS

         On January 1, 1997, because of the expiration of restrictions on the Company's ability to appoint a majority of the HNS Board of Managers, the Company exercised its rights as majority shareholder of HNS by appointing a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997, the Company will account for its investment in HNS by consolidating the statements of financial position and results of operations of HNS with those of the Company.

         Also on January 1, 1997, the Company entered into a debenture purchase agreement with the holder of the Debenture whereby the Company acquired the Debenture in exchange for $1.5 million in cash and 242,288 shares of the Company's common stock valued at $4.2 million. The Company expects to record an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction which represents the amount paid of $5.7 million in excess of the face amount of the Debenture of $3.0 million plus accrued interest of $280,000.

         Immediately after this transaction, the Company acquired the minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 355,317 shares of the Company's common stock at exercise prices ranging from $15.22 per share to $16.53 per share which were valued by the Company at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS minority interest which will be accounted for using the purchase method of accounting with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology.

         The Company anticipates that it will incur integration costs related to these transactions of $1.5 million to $2.5 million.

         ACQUISITION OF SUPPLYTECH, INC. AND SUPPLYTECH INTERNATIONAL, LLC

         On January 3, 1997, the Company acquired SupplyTech, Inc. a Michigan corporation ("STI"), and its affiliate, SupplyTech International, LLC, a Michigan limited liability company ("STILLC"), for two million four hundred thousand unregistered shares of the Company's common stock, par value of $0.0001 per share. STI was acquired in a merger transaction (the "Merger") pursuant to the terms of a Merger Agreement, dated as of January 3, 1997, by and among the Company, STI and Harbinger Acquisition Corporation II, a Georgia corporation and a wholly owned subsidiary of the Company. STI survived the Merger as a wholly owned subsidiary of Harbinger. STILLC was acquired by the Company in a series of related share purchases, which included the exchange of the Company's common stock for all the outstanding shares of STILLC.

         In connection with the Merger, which will be accounted for using the pooling-of-interests method of accounting, the Company expects to take a charge of $7.0 million in 1997 for Merger-related expenses and expects to incur integration costs of $2.5 million to $3.5 million during 1997, which are not reflected in the following pro forma financial information.

         The financial position and results of operations of the Company and STI for all prior periods presented will be restated beginning with the Company's first quarter 1997 results to give effect to the Merger.

         The following unaudited pro forma results of operations present the business combination between the Company and STI and related entities as of December 31, 1996 and for each of the years in the three-year period ended December 31, 1996.

Pro forma Combined Condensed Balance Sheets (unaudited):

                                                                              1996
                                                                          -----------
         Assets:
             Cash  . . . . . . . . . . . . . . . . . . . .                 $9,059,000
             Accounts receivable, net  . . . . . . . . . .                 11,890,000
             Deferred income taxes-current   . . . . . . .                  1,517,000
             Due from joint venture  . . . . . . . . . . .                  1,827,000
             Other current assets  . . . . . . . . . . . .                  1,399,000
             Property, net   . . . . . . . . . . . . . . .                  8,226,000
             Investment in joint ventures  . . . . . . . .                    407,000
             Intangible assets, net  . . . . . . . . . . .                 13,147,000
             Deferred income taxes   . . . . . . . . . . .                  1,284,000
             Other non-current assets  . . . . . . . . . .                     37,000
                                                                          -----------
                                                                          $48,793,000
                                                                          ===========

         Liabilities and Equity:
             Accounts payable  . . . . . . . . . . . . . .                 $3,053,000
             Accrued expenses  . . . . . . . . . . . . . .                  9,799,000
             Deferred revenues   . . . . . . . . . . . . .                  7,193,000
             Current portion of long-term debt   . . . . .                    907,000
             Note payable to related party   . . . . . . .                  1,550,000
                Investment in joint ventures                                   81,000
             Long-term debt  . . . . . . . . . . . . . . .                  1,368,000
             Equity  . . . . . . . . . . . . . . . . . . .                 24,842,000
                                                                          -----------
                                                                          $48,793,000
                                                                          ===========

Pro Forma Combined Condensed Statement of Operations (unaudited):

                                                            1996                 1995             1994
                                                        ------------         -----------       -----------
         Revenues                                       $ 59,263,000         $37,830,000       $27,893,000
                                                        ============         ===========       ===========
         Net loss applicable to common
           shareholders                                 $(13,095,000)        $(1,941,000)      $(2,088,000)
                                                        ============         ===========       ===========
         Net loss per share of common stock             $      (0.71)        $     (0.13)      $     (0.16)
                                                        ============         ===========       ===========
         Weighted average common and common
           share equivalents                              18,465,000          15,008,000        12,693,000
                                                        ============         ===========       ===========


         The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Harbinger Corporation:


     We have audited the accompanying consolidated balance sheets of Harbinger Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbinger Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1996 in conformity with generally accepted accounting principles.




                                        /s/ KPMG Peat Marwick LLP
                                        KPMG PEAT MARWICK LLP



February 14, 1997