Form 10-K405, Exhibit 13
period 1997-12-31
HARBINGER CORP
filed 1998-03-31
CIK 947116

                                                                    EXHIBIT 13.1

                         QUARTERLY RESULTS OF OPERATIONS

(In thousands, except per share data)                                      THREE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------

                                                            MAR. 31,       JUNE 30,     SEPT. 30,      DEC. 31,
                                                              1996           1996         1996           1996
                                                            --------       -------      --------       --------

Revenues .................................................  $ 17,233       $21,935       $22,846       $ 27,231
                                                            ========       =======       =======       ========

Gross margin .............................................  $ 12,910       $16,384       $16,984       $ 19,855
                                                            ========       =======       =======       ========

Operating income (loss) ..................................  $ (8,212)      $(1,528)      $(1,898)      $    971
                                                            ========       =======       =======       ========

Net loss applicable to common shareholders ...............  $ (8,763)      $(3,054)      $(3,465)      $   (809)
                                                            ========       =======       =======       ========

Net loss per share of common stock .......................  $  (0.39)      $ (0.13)      $ (0.15)      $  (0.03)
                                                            ========       =======       =======       ========
Weighted average common and common
    equivalent shares outstanding ........................    22,663        23,366        23,511         23,748
                                                            ========       =======       =======       ========

----------------------------------------------------------

Net income applicable to common shareholders
  (excluding equity in loss of HNS, expected
  to recur, and acquisition related and other
  one-time charges listed separately below)* .............  $    531       $   858       $   747       $  1,158
                                                            ========       =======       =======       ========
Net income per common share (excluding equity
  in loss of HNS, expected to recur, and
  acquisition related and other one-time
  charges listed separately below)* ......................  $   0.02       $  0.03       $  0.03       $   0.05
                                                            ========       =======       =======       ========


(In thousands, except per share data)                                      THREE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------

                                                             MAR. 31,      JUNE 30,      SEPT. 30,     DEC. 31,
                                                              1997          1997           1997          1997
                                                            --------       -------       --------      --------

Revenues .................................................  $ 24,320       $28,418       $30,236       $ 37,701
                                                            ========       =======       =======       ========

Gross margin .............................................  $ 17,638       $21,052       $22,453       $ 28,235
                                                            ========       =======       =======       ========

Operating income (loss) ..................................  $(14,911)      $ 3,767       $(9,743)      $(12,129)
                                                            ========       =======       =======       ========
Net income (loss) applicable to
  common shareholders ....................................  $(16,353)      $ 2,724       $(8,970)      $(16,448)
                                                            ========       =======       =======       ========

Net income (loss) per share of common stock ..............  $  (0.68)      $  0.10       $ (0.35)      $  (0.61)
                                                            ========       =======       =======       ========
Weighted average common and common
  equivalent shares outstanding ..........................    24,167        26,115        25,953         27,166
                                                            ========       =======       =======       ========

----------------------------------------------------------

Net income applicable to common shareholders
  (excluding charges listed separately below)** ..........  $  1,168       $ 2,724       $ 3,902       $  5,938
                                                            ========       =======       =======       ========
Net income per common share (excluding
  charges listed separately below)** .....................  $   0.05       $  0.10       $  0.14       $   0.21
                                                            ========       =======       =======       ========



* Excludes pre-tax charge of $8.4 million for the quarter ended March 31, 1996, $2.2 million for the quarter ended June 30, 1996, $2.5 million for the quarter ended September 30, 1996 and $425,000 for the quarter ended December 31, 1996 for purchased in-process product development, write-off of software development costs and acquisition related and other one-time charges.

** Excludes pre-tax charge of $16.2 million for quarter ended March 31, 1997, $15.0 million for the quarter ended September 30, 1997 and $20.5 million for at the quarter ended December 31, 1997 for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges. Also excludes a $2.4 million charge for quarter ended March 31, 1997 for extraordinary loss on debt extinguishment and a $4.0 million charge for quarter ended December 31, 1997 for loss on disposal of TrustedLink Banker division, including provision for operating losses during phase-out period.

                             SELECTED FINANCIAL DATA



STATEMENT OF OPERATIONS DATA:

(In thousands, except per share data)                                   Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                       1997           1996           1995          1994          1993
                                                     --------       --------       --------       -------       -------

Revenues ..........................................  $120,675       $ 89,245       $ 60,077       $45,454       $33,697
Direct costs ......................................    31,297         23,112         14,994        10,558         8,138
                                                     --------       --------       --------       -------       -------
Gross margin ......................................  $ 89,378       $ 66,133       $ 45,083       $34,896       $25,559
                                                     ========       ========       ========       =======       =======

Operating income (loss) ...........................  $(33,016)      $(10,667)      $  1,314       $   505       $ 1,890
                                                     ========       ========       ========       =======       =======
Net income (loss) applicable to common
    shareholders ..................................  $(39,047)      $(16,091)      $   (444)      $  (273)      $ 3,113
                                                     ========       ========       ========       =======       =======
Diluted net income (loss) per share of
    common stock ..................................  $  (1.53)      $  (0.69)      $  (0.02)      $ (0.02)      $  0.21
                                                     ========       ========       ========       =======       =======
Weighted average common and common
    equivalent shares outstanding .................    25,441         23,387         19,049        16,075        14,660
                                                     ========       ========       ========       =======       =======

---------------------------------------------------
Pooled Basis of Accounting for Acquisitions
Operating income (excluding special charges)* .....  $ 18,638       $  2,808       $  2,474       $ 4,822       $ 1,890
                                                     ========       ========       ========       =======       =======


Net income applicable to common shareholders**.....  $ 13,708       $  3,366       $  1,608       $ 2,524       $ 3,113
                                                     ========       ========       ========       =======       =======

Diluted net income per common share** .............  $   0.50       $   0.14       $   0.08       $  0.15       $  0.21
                                                     ========       ========       ========       =======       =======

BALANCE SHEET DATA:

(In thousands)                                                                At December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                       1997           1996          1995           1994          1993
                                                     --------       --------       --------       -------       -------

Working capital ...................................    94,307         60,392         73,167         4,550         3,862
Total assets ......................................   183,559        131,199        125,867        34,751        24,823
Long-term obligations, redeemable preferred
    stock and puttable common stock ...............        --          1,608          7,116           803         5,591
Shareholders' equity ..............................   130,018         94,118         93,196        10,052         7,062



* Excludes $51.7 million, $13.5 million, $1.2 million and $4.3 million pre-tax charges for 1997, 1996, 1995 and 1994, respectively, for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges.

** Excludes $7.0 million and $954,000 for 1996 and 1995, respectively, of equity in loss of HNS expected to recur, $51.7 million, $13.5 million, $1.2 million and $4.3 million of charges for 1997, 1996, 1995 and 1994, respectively, for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges.
    Also excludes $2.4 million loss on extinguishment of debt in 1997 and $4.0 million loss on disposal of TrustedLink Banker division, including provision for operating losses during phase-out period in 1997.


Supplemental Information
------------------------
Statement of Operations Data as Originally Reported
(excluding acquisitions accounted for under the pooling of interests method of accounting):


(In thousands)                                                       Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
                                                       1997           1996          1995           1994          1993
                                                     --------       --------       --------       -------       -------
Operating income*................................... $ 18,638        $  7,589      $  3,135       $  1,619      $  1,142
Net income applicable to common
    shareholders**.................................. $ 13,708        $  4,654      $  1,563       $    626      $  3,242
Diluted net income per common share**............... $   0.50        $   0.27      $   0.12       $   0.06      $   0.32


* Excludes $51.7 million, $8.8 million, $4.3 million of pre-tax charges for 1997, 1996 and 1994, respectively, for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges. The as originally reported supplemental information above includes the financial results of the TrustedLink Banker
    Division

** Excludes $7.0 million and $954,000 for 1996 and 1995, respectively, of equity in loss of HNS, expected to recur, $51.7 million, $8.8 million, and $4.3 million of charges for 1997, 1996 and 1994, respectively, for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges. Also excludes $2.4 million loss on extinguishment of debt in 1997 and $4.0 million loss on disposal of TrustedLink Banker division, including provision for operating losses during phase-out period in 1997. The as originally reported supplemental information above includes the financial results of the TrustedLink Banker division.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

ABOUT THE COMPANY

         Harbinger Corporation (the "Company") generates revenues from various sources, including revenues for services and license fees for software. Revenues for services principally include subscription fees for transactions on the Company's Value-Added Network ("VAN"), software maintenance and implementation charges and charges for consulting and training services. Subscription fees are based on a combination of monthly access charges and transaction-based usage charges. Software maintenance and implementation revenues represent recurring charges to customers and are deferred and recognized ratably over the service period. Revenues for consulting and training services are based on actual services rendered and are recognized as services are performed. License fees for software are recognized upon shipment, net of estimated returns. Software revenues include royalty revenues under distribution agreements with third party distributors which are recognized based upon sales to end users by that distributor. During 1997, the Company incurred $51.7 million in purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges associated with its purchases of HNS, STI, Acquion, Atlas and Premenos. These costs related to the business combinations include activities such as cross training, planning, product integration and marketing ("Integration Activities"). Due to Integration Activities in 1997, certain internal expense allocations ("Integration Activity Costs") included in the acquisition related charges may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. In connection with the Premenos merger, the Company anticipates additional merger related charges totaling $10-$15 million in the first quarter of 1998.

1997 ACQUISITIONS

HARBINGER NET SERVICES, LLC ("HNS")

         In December 1994, the Company founded HNS to develop products and services to facilitate electronic commerce using the Internet. HNS was capitalized with an initial investment of approximately $360,000 from the Company and approximately $340,000 from other investors, including shareholders, executive officers and directors of the Company. In June 1995, the Company purchased additional HNS common shares for $2.0 million in cash and a note for $6.0 million, which was paid in full from the proceeds of the Company's initial public offering. Also, in June 1995, BellSouth Telecommunications, Inc. ("BellSouth") invested $3.0 million in HNS in exchange for a five-year subordinated convertible debenture (the "Debenture") bearing interest at the rate of 6% per annum. In 1995 and 1996, the Company realized significant losses on its investment in HNS, which was accounted for under the equity method of accounting through December 31, 1996. On January 1, 1997, because of the expiration of restrictions on the Company's ability to appoint a majority of the HNS Board of Managers, the Company exercised its rights as majority shareholder of HNS by appointing a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997, the Company began accounting for its investment in HNS by consolidating the statements of financial position and results of operations of HNS with those of the Company.

         Also on January 1, 1997, the Company entered into a debenture purchase agreement with the holder of the Debenture whereby the Company acquired the Debenture in exchange for $1.5 million in cash and 242,288 shares of the Company's common stock valued at $4.2 million. The Company recorded an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction, which represents the amount paid of $5.7 million in excess of the face amount of the Debenture of $3.0 million plus accrued interest of $280,000.

         Immediately after this transaction, the Company acquired the minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 355,317 shares of the Company's common stock at exercise prices ranging from $15.22 per share to $16.53 per share which were valued at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


minority interest which was accounted for using the purchase method of accounting with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology. The Company also incurred acquisition related expenses and asset write downs related to this acquisition of $2.0 million. The Company recorded a net deferred income tax asset of approximately $840,000 as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         STI

         On January 3, 1997, the Company acquired SupplyTech, Inc., a Michigan corporation, and its affiliate, SupplyTech International, LLC, a Michigan limited liability company (collectively, "STI"), for 2,400,000 unregistered shares of the Company's common stock in transactions accounted for using the pooling-of-interests method of accounting. SupplyTech, Inc. was acquired in a merger transaction pursuant to the terms of a merger agreement, dated January 3, 1997, by and among the Company, SupplyTech, Inc. and Harbinger Acquisition Corporation II, a Georgia corporation and a wholly owned subsidiary of the Company. SupplyTech, Inc. survived the merger as a wholly owned subsidiary of the Company. SupplyTech International, LLC was acquired by the Company in a series of related share purchases, which included the exchange of the Company's common stock for all the outstanding shares of SupplyTech International, LLC.

         In connection with the STI acquisition, the Company incurred a charge of $12.4 million for acquisition related expenses, asset write downs and integration costs incurred (including a $3.2 million charge for the vesting of a contingent option which became exercisable upon the closing of the merger). The Company recorded a net deferred income tax asset during the first quarter of 1997 of approximately $1.8 million relating to the STI acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         The financial position and results of operations of the Company have been restated for all periods prior to the merger to give retroactive effect to the STI acquisition.

         ACQUION, INC. ("ACQUION")

         Effective August 22, 1997, the Company acquired all of the common stock of Acquion, a California corporation based in Greenville, South Carolina, for approximately $13.6 million, consisting of $12.0 million in cash and the assumption of approximately $1.6 million in liabilities. The Company recorded the acquisition using the purchase method of accounting with $10.9 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on August 22, 1997, $641,000 allocated to purchased technology and $2.0 million allocated to goodwill. The Company also incurred acquisition related expenses and asset write downs during 1997 related to this acquisition of $2.5 million. The Company recorded a net deferred income tax asset of approximately $4.1 million as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         ATLAS PRODUCTS INTERNATIONAL, LIMITED ("ATLAS")

         On October 23, 1997, the Company acquired Atlas, a company organized under the laws of England, based in Manchester, United Kingdom, for 311,399 unregistered shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. In connection with the acquisition, the Company incurred a charge of $2.0 million in 1997 for acquisition related expenses, asset write downs and integration costs incurred. The Atlas business combination is not material and therefore has been accounted for as an immaterial pooling.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         PREMENOS TECHNOLOGY CORP. ("PREMENOS")

         On December 19, 1997, the Company acquired Premenos, a Delaware corporation based in Concord, California. In connection with the transaction, which was accounted for using the pooling-of-interests method of accounting, the Company issued 5,358,655 shares of its common stock in exchange for all of the shares of Premenos common stock. All Premenos options and warrants were converted into the Company's options and warrants in accordance with the conversion ratio.

         In connection with the Premenos acquisition, the Company incurred a charge of $15.3 million in 1997 for acquisition related expenses, asset write downs and integration costs incurred. The Company anticipates additional merger related charges totaling $10-$15 million in the first quarter of 1998.

         The financial position and results of operations of the Company have been restated for all periods prior to the merger to give retroactive effect to the acquisition. The Company acquired net operating losses and research tax credit carryforwards of approximately $1.3 million and $1.7 million, respectively. The utilization of these net operating loss and research tax credit carryforwards is restricted based on the ability of Premenos, as a separate company, to generate taxable income.

1996 ACQUISITIONS

         Effective March 31, 1996, the Company completed the acquisition of NTEX Holding B.V. ("NTEX") for $8.0 million and the acquisition of INOVIS GmbH ("INOVIS") for $6.1 million. NTEX is a Rotterdam, The Netherlands-based supplier of EC products and services with about 40 employees at the time of the acquisition. It develops software for EDI, wide area communications and web site development and it operates an electronic clearing center in The Netherlands. NTEX builds value-added applications that utilize EDI and manages trading communities for such markets as healthcare, agriculture, shipping and education. INOVIS is a Karlsruhe, Germany-based supplier of EC products and services with about 30 employees at the time of the acquisition. INOVIS develops software for electronic catalogs and ordering systems that use both CD-ROM and the Internet. It also manages an electronic clearing center serving the German-speaking market. INOVIS builds value-added applications that utilize EDI and manages trading communities for the music, book publishing, sporting goods and other markets. The Company's acquisitions of NTEX and INOVIS are expected to accelerate the Company's realization of opportunities for its products in international markets.

         The Company also completed five other acquisitions during 1996, which are more fully described in the notes to the Company's accompanying consolidated financial statements and which are not expected to have a significant impact on the Company's financial position or results of operations. In the fourth quarter of 1997, the Company sold its interest in one of the companies.

SSA ALLIANCE

         Effective July 21, 1995, the Company purchased technology and entered into a distribution agreement with System Software Associates, Inc. ("SSA") for $4.7 million (the "SSA Alliance") pursuant to which the Company acquired from SSA computer software that performs EDI functions on IBM AS/400 midrange computers and licensed to SSA the Company's AS/400, Unix and PC-based EDI software and related tools and utilities, under agreements whereby SSA may remarket this software to licensees of SSA's Business Planning and Control System. Through the SSA Alliance, the Company acquired software products and technologies that complement the Company's existing software product line. During 1997, the purchased technology was written down due to the acquisition of other replacement technology that will be licensed to SSA and the distribution agreement was written down based upon future expectations of net cash flows from the arrangement.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

         The following table presents, for the periods indicated, the percentage relationship of certain consolidated statements of operations data items to total revenues.

                                                             Percentage of Total Revenues
                                                            ------------------------------
                                                               Years Ended December 31,
                                                            ------------------------------
                                                            1997         1996         1995
                                                            ----         ----         ----

STATEMENTS OF OPERATIONS DATA:
Revenues:
  Services ..............................................   53.9%        51.8%        48.7%
  Software ..............................................   46.1         48.2         51.3
                                                           -----        -----        -----
     Total revenues .....................................  100.0        100.0        100.0
                                                           -----        -----        -----
Direct costs:
  Services ..............................................   19.5         18.3         16.2
  Software ..............................................    6.4          7.6          8.8
                                                           -----        -----        -----
     Total direct costs .................................   25.9         25.9         25.0
                                                           -----        -----        -----
        Gross margin ....................................   74.1         74.1         75.0
                                                           -----        -----        -----
Operating costs:
  Selling and marketing .................................   22.4         28.0         29.2
  General and administrative ............................   17.4         19.4         19.2
  Depreciation and amortization .........................    6.0          5.3          3.6
  Product development ...................................   12.9         18.3         18.9
  Charge for purchased in-process product
     development, write-off of software
     development costs, acquisition
     related and other one-time charges .................   42.8         15.1          1.9
                                                           -----        -----        -----
        Total operating costs ...........................  101.5         86.1         72.8
                                                           -----        -----        -----
           Operating income (loss) ......................  (27.4)       (12.0)         2.2
                                                           -----        -----        -----
Interest income, net ....................................   (3.2)        (3.2)        (1.3)
Equity in losses of joint ventures ......................    0.2          8.1          2.1
                                                           -----        -----        -----
           Income (loss) from continuing operations
              before income taxes .......................  (24.4)       (16.9)         1.4
Income tax expense ......................................    2.6          1.1          2.1
                                                           -----        -----        -----
           Loss from continuing operations ..............  (27.0)       (18.0)        (0.7)
                                                           -----        -----        -----
Income (loss) from operations of TrustedLink Banker
  division, net of  taxes in 1995 .......................   (0.1)          --          0.3
Loss on disposal of TrustedLink Banker division,
  including provision for operating  losses during
  phase-out period ......................................   (3.3)          --           --
                                                           -----        -----        -----
           Loss before extraordinary item ...............  (30.4)       (18.0)        (0.4)
Extraordinary loss on debt extinguishment ...............   (2.0)          --           --
Preferred stock dividends ...............................     --           --         (0.3)
                                                           -----        -----        -----
           Net loss applicable to common
              shareholders ..............................  (32.4)%      (18.0)%       (0.7)%
                                                           =====        =====         ====



         Revenues. Total revenues increased from $60.1 million in 1995 to $89.2 million in 1996 and to $120.7 million in 1997. Revenues for services increased from $29.2 million in 1995 to $46.2 million in 1996 and to $65.0 million in 1997. These increases reflect an increase in the number of subscribers utilizing the Company's VAN, increases in the average volume of transmissions by subscribers and increases in professional services revenues. Revenues from

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


software maintenance and implementation also increased in each year, reflecting an overall increase in the number of customers. Revenues from software license fees increased from $30.8 million in 1995 to $43.0 million in 1996 and to $55.7 million in 1997. The increase in 1997 as compared to 1996 was primarily the result of increases in domestic PC and enterprise software sales, sales from the Company's European subsidiaries, software sales from 1997 acquisitions and increases in revenues derived through the Company's network of international distributors. The increase in 1996 as compared to 1995 was primarily the result of a $4.3 million increase in royalties from SSA over the prior year, $1.2 million in royalties for software licensed through HNS, increases in software license fees attributable to the licensing of enterprise-wide software products, including sales of EDI/Open UNIX software and increases in revenues derived through Premenos' network of distributors. Revenues reported by the Company for its European subsidiaries were impacted by the effect of exchange rates in converting their currency into the Company's reporting currency and management issues associated with its European operations.

         Direct Costs. Direct costs for services increased from $9.7 million in 1995 to $16.3 million in 1996 and to $23.5 million in 1997. As a percentage of services revenues, these costs were 33.3% in 1995, 35.4% in 1996 and 36.1% in 1997. The increase in direct costs as a percentage of services revenues from 1995 to 1996 primarily reflects the effect of a higher mix of lower margin professional services revenues from the Company's European subsidiaries acquired in March 1996. The increase as a percentage of services revenues from 1996 to 1997 primarily reflects the higher mix of lower margin professional services revenues at the Company's European subsidiaries and at Acquion which were acquired in March 1996 and August 1997, respectively. Additionally, the professional services margins decreased at Premenos due to increased emphasis on providing software integration and consulting services to customers. Direct software costs increased from $5.3 million in 1995 to $6.8 million in 1996 and to $7.8 million in 1997. Direct software costs, as a percentage of software revenues, were 17.0% in 1995, 15.7% in 1996 and 14.0% in 1997. The decrease in direct software costs as a percentage of software revenues from 1995 to 1997 primarily reflects the effect of higher margin royalty revenues from certain distributors, licensing of higher margin software products and decreases in software amortization as a result of write-offs of software development in connection with the STI business combination.

         Selling and Marketing. Selling and marketing expenses increased from $17.5 million in 1995 to $25.0 million in 1996 and to $27.0 million in 1997. As a percentage of revenues, these expenses were 29.2% in 1995, 28.0% in 1996 and 22.4% in 1997. The decreases as a percentage of revenues between years principally reflect the effect of increased services revenues, efficiencies associated with other costs to support increased sales activity and the effect of merger and Integration Activity Costs.

         General and Administrative. General and administrative expenses increased from $11.6 million in 1995 to $17.3 million in 1996 and to $21.0 million in 1997. As a percentage of revenues, these expenses were 19.2% in 1995, 19.4% in 1996 and 17.4% in 1997. The increase from 1995 to 1996 primarily reflects increases in the provision for various legal and tax exposures at STI. The decrease as a percentage of revenues between 1996 and 1997 reflects efficiencies associated with expanding the Company's operations, the effect of increases in software and services revenues and the effect of merger and Integration Activity Costs.

         Depreciation and Amortization. Depreciation and amortization increased from $2.2 million in 1995 to $4.7 million in 1996 and to $7.2 million in 1997. As a percentage of revenues, these expenses increased from 3.6% in 1995 to 5.3% in 1996 and to 6.0% in 1997. The increases, as a percentage of revenues, primarily relate to amortization of intangible assets related to the acquisitions completed between 1995 and 1997 and increases in capital expenditures between 1995 and 1997.

         Product Development. Total expenditures for product development, including capitalized software development costs, increased from $14.1 million in 1995 to $21.1 million in 1996 and decreased to $20.6 million in 1997. This decrease is due to increased synergies realized from the STI merger and Integration Activities. The Company capitalized software development costs of $2.7 million, $4.8 million and $5.0 million in 1995, 1996 and 1997, respectively, which represented 19.4%, 22.7% and 24.4% of total expenditures for product development in these respective periods. The increase in the amounts capitalized, as a percentage of total expenditures for product development, from 1995 to 1997 reflects the Company incurring greater product development costs in 1996 and 1997 on products that had reached technological feasibility. As a percentage of revenues, total product development expenses increased from 23.4% in 1995 to 23.6% in 1996 and decreased to

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


17.1% in 1997. The increase in product development expenses as a percentage of revenues between 1995 and 1996 principally reflects additional development resources associated with the Windows PC product line, enterprise software products, European software products and continuing development of technology acquired in other acquisitions in 1996. The decrease in product development expenses as a percentage of revenues between 1996 and 1997 is attributable to increased revenues, development synergies realized from merging with STI and Integration Activities. Amortization of capitalized software development costs included in direct costs of software totaled $1.8 million, $3.4 million and $3.7 million in 1995, 1996 and 1997, respectively. Additionally, the Company, through its investment in HNS, expended approximately $1.1 million in 1995 and $4.3 million in 1996 to develop products and services to facilitate electronic commerce on the Internet.

         Charge for Purchased In-Process Product Development, Write-Off of Software Development Costs, Acquisition Related and Other One-Time Charges. The Company incurred expenses of $1.2 million in 1995, $13.5 million in 1996 and $51.7 million in 1997 primarily for purchased in-process product development and integration related costs. In connection with the acquisition of certain assets in December 1995, STI acquired in-process product development associated with certain AS/400 technology. In connection with the acquisition of three European companies in March 1996, the Company acquired in-process product development for several software products. In addition, the Company acquired in-process product development in connection with its acquisition of Don Valley Technology Corp. and Prime Factors, Inc. in May and July of 1996, respectively. In connection with the HNS and Acquion acquisitions in 1997, the Company acquired in-process product development of approximately $2.7 million and $10.9 million, respectively. Since the Company determined that certain of the acquired technologies had not reached technological feasibility, the Company expensed the portion of the purchase price allocable to such in-process product development. In connection with the HNS, STI, Acquion, Atlas and Premenos acquisitions, the Company incurred $2.0 million, $12.4 million, $2.5 million, $2.0 million and $15.3 million, respectively, for acquisition related expenses, asset write downs and integration costs incurred. Approximately $8.0 million of the costs and expenses incurred in connection with the acquisitions of HNS, STI, Acquion, Atlas and Premenos were Integration Activity Costs which may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. The Company also incurred $3.8 million in restructuring charges related to increasing synergies among all operating divisions as a result of recent acquisitions.

         Equity in Losses of Joint Ventures. The Company recognized equity in losses of insignificant joint ventures of $131,000 and $302,000 in 1996 and 1997, respectively. The Company recognized, as its equity in the losses of HNV, $313,000 in 1995 and $69,000 in 1996. These losses reflect the impact of the operations of HNV for the full year in 1995 as compared to three months in 1996, prior to the Company's acquisition of the remaining 80% of equity of HNV effected on March 31, 1996. In addition, the Company recognized, as its equity in the losses of HNS, $954,000 in 1995 and $7.0 million in 1996 reflecting the Company's losses associated with its Internet joint venture with BellSouth. The Company acquired the BellSouth convertible debenture and the remaining equity interests of this joint venture on January 1, 1997 from BellSouth and the other HNS minority shareholders and option holders.

         Income Taxes. The Company recorded income tax expense of $1.3 million, $996,000 and $3.1 million in 1995, 1996 and 1997, respectively. Taxable income of $7.4 million will be required in future years to realize the Company's net deferred income tax assets at December 31, 1997 of $2.8 million, net of a valuation allowance of $22.7 million. Future decreases of $3.3 million in the total valuation allowance of $22.7 million at December 31, 1997 relate to foreign net operating loss carryforwards and will reduce the intangibles associated with those acquisitions as those net operating loss carryforwards are realized.

         Loss on Extinguishment of Debt. The Company recorded a loss of $2.4 million on debt extinguishment in the first quarter of 1997 related to the HNS transaction.

         Discontinued Operations. The Company discontinued its TrustedLink Banker division ("Banker") in 1997, which had been generating lower than desired profitability and growth. The results of Banker for all years presented are reported in the accompanying reclassified statements of operations under discontinued operations. In addition, in the fourth quarter of 1997, the Company provided for an anticipated loss of $4 million related to the discontinuance of the Banker operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Net Loss. The Company realized a net loss of $444,000, $16.1 million and $39.0 million in 1995, 1996 and 1997, respectively. The net loss in 1995 reflects principally the effect of equity in losses of joint ventures of $1.3 million and the effect of charges for purchased in-process product development of $1.2 million. Excluding the equity in losses of HNS and the charges for in-process product development, the Company's net income in 1995 would have been approximately $1.6 million or $0.08 per share. The net loss in 1996 reflects principally the effect of charges for purchased in-process product development and acquisition related charges of $13.5 million in connection with three European acquisitions effected in March 1996 and two other acquisitions effected in May and July of 1996 and equity in losses of HNS of $7.0 million. Excluding these charges and the equity in losses of HNS, the Company's net income in 1996 would have been $3.4 million or $0.14 per share. The net loss in 1997 reflects principally the effect of charges for purchased in-process product development, write-off of software developments costs, acquisition related and other one-time charges of $51.7 million in connection with the acquisitions of HNS, STI, Acquion, Atlas and Premenos in 1997, loss on disposal of TrustedLink Banker division, including provision for operating losses during the phase-out period, of $4.0 million and the loss on debt extinguishment of $2.4 million. Excluding these charges, the Company's net income in 1997 would have been approximately $13.7 million or $0.50 per share.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1997, the Company had working capital of $94.3 million. Cash and short-term investments totaled $102.1 million, representing approximately 56% of total assets. Since its inception, the Company has financed its operations through a combination of private and public equity and debt financing, a bank line of credit and cash flows from operations. The Company generated cash from operating activities of $6.8 million in 1995, $11.9 million in 1996 and $1.6 million in 1997. The Company used net cash for investing activities of $67.6 million, $1.3 million and $30.1 million in 1995, 1996 and 1997, respectively. Cash used for investing activities in 1997 primarily consisted of investments in acquisitions, purchases of property and equipment and capitalized software development costs. Financing activities provided $76.0 million, $570,000 and $59.1 million in 1995, 1996 and 1997, respectively. The 1995 and 1997 amounts were generated principally from the public issuance of common stock.

         The Company's bank credit facility consists of a revolving line of credit which bears interest at prime plus 0.625% and permits the Company to borrow a maximum of $10.0 million, subject to a limitation based upon the Company's qualified receivables. This facility, which also provides the Company with a 24-month term-out feature for up to $2.0 million, contains certain restrictive covenants and is secured by substantially all of the Company's assets. The covenants include restrictions on the Company's capital expenditures and net losses, and require the Company to maintain certain financial ratios. The Company pays a commitment fee on the unused portion of this revolving credit facility. As of December 31, 1997, the Company had $10 million available on this facility. At December 31, 1997, the Company has a $623,000 obligation for debt and capital leases acquired in business combinations. The Company's other commitments consist principally of operating leases on its office space. In October 1997, the Company entered into a lease agreement with the current landlord to occupy space in an adjoining building. The expected occupancy is in Spring 1998. In conjunction with the lease, the Company was required to provide a letter of credit for $2.75 million. The lease has a term of ten years with a right to cancel after seven years and requires annual rent payments of approximately $2.1 million. In connection with the relocation, management expects to incur approximately $2.0 million for capital expenditures and other moving costs. Aside from the above, the Company currently has no material commitments for capital expenditures.

         Under the terms of the amended alliance agreement with SSA, the Company provides for 360-day payment terms.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Management expects that the Company will continue to be able to fund its operations, investment needs and capital expenditures through cash flows generated from operations, cash on hand, borrowings under the Company's credit facilities and additional equity and debt capital. Management believes that outside sources for debt and additional equity capital, if needed, will be available to finance expansion projects and any potential future acquisitions. The form of any financing will vary depending upon prevailing market and other conditions and may include short or long term borrowings from financial institutions, or the issuance of additional equity or debt securities. However, there can be no assurances that funds will be available on terms acceptable to the Company. The Company does not believe that inflation has had a material impact on its business. However, there can be no assurance that Harbinger's business will not be affected by inflation in the future.

YEAR 2000 COMPLIANCE

         The Company is addressing the Year 2000 Compliance issues on the software that it licenses and on the software that it uses internally. Based on its current analysis, the Company believes that Year 2000 compliance will not have a material effect on its business, operations or financial condition, as remediation costs either have been incurred or those costs estimated to be incurred are not material.

FORWARD LOOKING STATEMENTS

         This report includes "forward looking" statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 related to the Company that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, market acceptance of certain products and other risks. For further information about these and other factors that could affect the Company's future results, please see the Company's most recent Form 10-K filed with the Securities and Exchange Commission. Investors are cautioned that any forward looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward looking statements. The company undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. SFAS No. 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company's financial statements will include the disclosure of comprehensive income in accordance with the provisions of SFAS No. 130 beginning the first quarter of 1998.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 requires that an enterprise disclose certain information about operating segments. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will evaluate the need for such disclosures at that time.

         In October 1997, the Accounting Standards Executive Committee issued Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"). SOP 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company does not expect that adoption of SOP 97-2 will significantly affect its results of operations.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                        DECEMBER 31,
                                                                 -------------------------
ASSETS                                                              1997           1996
                                                                 ---------       ---------
Current assets:
     Cash and cash equivalents ................................  $  69,811       $  35,697
     Short-term investments ...................................     32,333          29,844
     Accounts receivable, less allowances for returns and
        doubtful accounts of $2,790 and $2,425 in 1997 and
        1996, respectively ....................................     35,017          19,993
     Royalties receivable .....................................      5,364           1,337
     Deferred income taxes ....................................      1,892           4,033
     Other current assets .....................................      3,431           4,736
                                                                 ---------       ---------
        Total current assets ..................................    147,848          95,640
                                                                 ---------       ---------
Property and equipment, less accumulated depreciation
     and amortization .........................................     18,167          14,926
Intangible assets, less accumulated amortization ..............     16,464          19,806
Deferred income taxes .........................................        909              --
Other assets ..................................................        171             827
                                                                 ---------       ---------
                                                                 $ 183,559       $ 131,199
                                                                 =========       =========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable .........................................  $   8,734       $   4,474
     Accrued expenses .........................................     25,835          13,125
     Deferred revenues ........................................     18,349          14,595
     Current portion of long-term debt ........................        623           1,504
     Note payable to bank                                               --           1,550
                                                                 ---------       ---------
          Total current liabilities ...........................     53,541          35,248
                                                                 ---------       ---------

Commitments and contingencies

Long-term debt, excluding current portion .....................         --           1,608
Deferred income taxes .........................................         --             122
Equity in loss in joint venture in excess of investment
   in joint venture ...........................................         --              81
Minority interest in consolidated subsidiaries ................         --              22

Zero Coupon redeemable preferred stock, no par value;
   4,000,000 shares issued and outstanding ....................         --              --

Shareholders' equity:
     Common stock, $0.0001 par value; 100,000,000 shares
        authorized; 27,218,571 and 23,871,064 shares issued
        and outstanding as of December 31, 1997 and 1996,
        respectively ..........................................          3               2
     Additional paid-in capital ...............................    189,842         113,847
     Accumulated deficit ......................................    (59,827)        (19,731)
                                                                 ---------       ---------
          Total shareholders' equity ..........................    130,018          94,118
                                                                 ---------       ---------
                                                                 $ 183,559       $ 131,199
                                                                 =========       =========




See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          YEARS ENDED DECEMBER 31,
                                                                 ---------------------------------------
                                                                   1997            1996           1995
                                                                 ---------       --------       --------
Revenues:
   Services .................................................... $  65,018       $ 46,225       $ 29,235
   Software (including related party royalties from HNS and
     SSA of $6.9 million and $1.5 million for the years
     ended December 31, 1996 and 1995, respectively) ...........    55,657         43,020         30,842
                                                                 ---------       --------       --------
          Total revenues .......................................   120,675         89,245         60,077
                                                                 ---------       --------       --------
Direct costs:
   Services ....................................................    23,478         16,346          9,738
   Software ....................................................     7,819          6,766          5,256
                                                                 ---------       --------       --------
          Total direct costs ...................................    31,297         23,112         14,994
                                                                 ---------       --------       --------

             Gross margin ......................................    89,378         66,133         45,083
                                                                 ---------       --------       --------

Operating costs:
   Selling and marketing .......................................    27,014         25,032         17,516
   General and administrative ..................................    20,951         17,293         11,553
   Depreciation and amortization ...............................     7,211          4,695          2,193
   Product development .........................................    15,564         16,305         11,347
   Charge for purchased in-process product development,
     write-off of software development costs, acquisition
     related and other one-time charges ........................    51,654         13,475          1,160
                                                                 ---------       --------       --------
          Total operating costs ................................   122,394         76,800         43,769
                                                                 ---------       --------       --------
             Operating income (loss) ...........................   (33,016)       (10,667)         1,314

Interest income, net ...........................................    (3,902)        (2,838)          (800)
Equity in losses of joint ventures .............................       302          7,204          1,266
Minority interest ..............................................        (2)             4            (20)
                                                                 ---------       --------       --------
             Income (loss) from continuing operations
                 before income taxes ...........................   (29,414)       (15,037)           868
Income tax expense .............................................     3,093            996          1,313
                                                                 ---------       --------       --------
             Loss from continuing operations ...................   (32,507)       (16,033)          (445)
Discontinued operations:
   Income (loss) from operations of TrustedLink Banker
     division, net of income taxes of $128 in 1995 .............      (121)           (30)           200
   Loss on disposal of TrustedLink Banker division,
     including provision for operating losses during
     phase-out period of $2.3 million ..........................    (4,000)            --             --
                                                                 ---------       --------       --------
             Loss before extraordinary item ....................   (36,628)       (16,063)          (245)
Extraordinary loss on debt extinguishment ......................    (2,419)            --             --
                                                                 ---------       --------       --------
             Net loss ..........................................   (39,047)       (16,063)          (245)
Preferred stock dividends                                               --            (28)          (199)
                                                                 ---------       --------       --------
             Net loss applicable to common shareholders ........ $ (39,047)      $(16,091)      $   (444)
                                                                 =========       ========       ========



          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                       YEARS ENDED DECEMBER 31,
                                                                 ------------------------------------
                                                                  1997           1996           1995
                                                                 ------         ------         ------
Basic and diluted net loss per share:
   Loss from continuing operations ............................  $(1.28)      $  (0.69)       $ (0.02)

   Income (loss) from operations of TrustedLink Banker
     division, net of income taxes ............................      --             --           0.01
   Loss on disposal of TrustedLink Banker division,
     including provision for operating losses during
     phase-out period .........................................   (0.16)            --             --
   Extraordinary loss on debt extinguishment ..................   (0.09)            --             --
   Preferred stock dividends ..................................      --             --          (0.01)
                                                                 ------       --------        -------

   Net loss per common share ..................................  $(1.53)      $  (0.69)       $ (0.02)
                                                                 ======       ========        =======
Weighted average number of common shares
   outstanding ................................................  25,441         23,387         19,049
                                                                 ======       ========        =======


Pro forma net loss data:
   Income (loss) from continuing operations before
     income taxes as reported .................................               $(15,037)       $   868
   Pro forma income tax expense ...............................                    996            797
                                                                              --------        -------
   Pro forma net income (loss) from continuing
     operations ...............................................                (16,033)            71
   Income (loss) from discontinued operations .................                    (30)           200
                                                                              --------        -------
   Pro forma net income (loss) ................................                (16,063)           271
   Preferred stock dividends ..................................                    (28)          (199)
                                                                              --------        -------
   Pro forma net income (loss) applicable to common
     shareholders .............................................               $(16,091)       $    72
                                                                              ========        =======
   Pro forma net income (loss) per common share ...............               $  (0.69)       $    --
                                                                              ========        =======
Weighted average number of common shares
   outstanding ................................................                 23,387         19,049
                                                                              ========        =======



          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                         Preferred stock,
                                             Series C          Common stock   Additional Deferred                 Total
                                     -------------------     -----------------  paid-in   compen-  Accumulated shareholders'
                                      Shares      Amount       Shares   Amount  capital   sation     deficit      equity
                                     -------      ------     ---------- ------  --------   -----    --------     --------

BALANCE, DECEMBER 31, 1994                --      $  --      16,129,438   $ 2   $ 13,169   $ (87)   $ (3,032)    $ 10,052
Exercise of stock options
  and warrants                            --         --         951,007    --      1,970      --          --        1,970
Issuance of stock in exchange
  for subsidiary stock                    --         --         435,404    --        453      --          --          453
Issuance of common stock in
  public offering, net                    --         --       4,165,554    --     77,995      --          --       77,995
Reclassification of Series C
  preferred stock to
  shareholders' equity               250,000      2,485              --    --         --      --          --        2,485
Tax benefits from stock plans             --         --              --    --        557      --          --          557
Other transactions                        --         --          (1,500)   --        200     (50)        (22)         128
Preferred stock dividends                 --         --              --    --         --      --        (199)        (199)
Net loss                                  --         --              --    --         --      --        (245)        (245)
                                     -------      -----      ----------   ---   --------   -----    --------     --------
BALANCE, DECEMBER 31, 1995           250,000      2,485      21,679,903     2     94,344    (137)     (3,498)      93,196
Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan                           --         --         701,609    --      2,545      --          --        2,545
Tax benefits from stock plans             --         --              --    --      2,854      --          --        2,854
Conversion of preferred stock,
 Series C to common stock           (250,000)    (2,489)        211,038    --      2,489      --          --           --
Issuance of common stock and
  options and warrants to
  acquire common stock in
  connection with acquisitions            --         --         447,745    --      6,750      --          --        6,750
Reclassification of puttable
  common stock to common stock
  as a result of forfeiture
  of put right                            --         --         825,000    --      4,675      --          --        4,675
Other transactions                        --          4           5,769    --        190     137          (4)         327
Preferred stock dividends                 --         --              --    --         --      --         (28)         (28)
Foreign currency translation
  adjustment                              --         --              --    --         --      --        (138)        (138)
Net loss                                  --         --              --    --         --      --     (16,063)     (16,063)
                                     -------      -----      ----------   ---   --------   -----    --------     --------
BALANCE, DECEMBER 31, 1996                --         --      23,871,064     2    113,847      --     (19,731)      94,118
Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan                           --         --         693,166    --      5,098      --          --        5,098
Tax benefits from stock plans             --         --              --    --        498      --          --          498



Issuance of stock and stock
  options to purchase a
  debenture and acquire
  minority interest of
  subsidiary                              --         --         242,288    --      6,416      --          --        6,416
Issuance of common stock and
  vesting of contingent option
  in connection with acquisitions         --         --         342,053    --      3,958      --        (296)       3,662
Issuance of stock in secondary
  offering, net                           --         --       2,070,000     1     60,025      --          --       60,026
Treasury stock transaction                --         --              --    --         --      --          (9)          (9)
Foreign currency translation
  adjustment                              --         --              --    --         --      --        (744)        (744)

Net loss                                  --         --              --    --         --      --     (39,047)     (39,047)
                                     -------      -----      ----------   ---   --------   -----    --------     --------
BALANCE, DECEMBER 31, 1997                --      $  --      27,218,571   $ 3   $189,842   $  --    $(59,827)    $130,018
                                     =======      =====      ==========   ===   ========   =====    ========     ========




          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                               YEARS ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                                         1997           1996            1995
                                                                       ---------      ---------       --------

Cash flows from operating activities:
   Net loss..........................................................  $ (39,047)     $ (16,063)        $ (245)
   Adjustments to reconcile net loss to net cash provided
     by operating activities:
        Charge for purchased in-process product development,
          write-off of software development costs, acquisition
          related and other one-time charges.........................     26,761         13,005          1,160
        Loss on disposal of TrustedLink Banker division..............      4,000             --             --
        Loss on debt extinguishment..................................      2,419             --             --
        Depreciation and amortization................................     10,917          8,180          3,907
        Loss on sale of property and equipment.......................        389             54            177
        Discount amortization on investments.........................         88           (723)          (709)
        Equity in losses of joint ventures...........................        302          7,204          1,266
        Noncash compensation charges.................................        -               40            125
        Minority interest and other..................................       (287)             8            (26)
        Deferred income taxes........................................      1,110          1,354          1,005
        (Increase) decrease in:
          Accounts receivable........................................    (12,971)        (5,237)        (3,524)
          Royalties receivable.......................................     (4,027)         1,890         (2,403)
          Other assets...............................................      1,410         (2,488)        (1,164)
        Increase in:
          Accounts payable and accrued expenses......................      9,300          2,144          4,141
          Deferred revenues..........................................      1,260          2,510          3,055
                                                                       ---------      ---------       --------
             Net cash provided by operating activities...............      1,624         11,878          6,765
                                                                       ---------      ---------       --------

Cash flows from investing activities:
   Short-term investments............................................     (2,577)        22,601        (51,013)
   Purchases of property and equipment...............................     (8,576)        (9,666)        (4,880)
   Additions to software development costs...........................     (5,014)        (4,798)        (2,727)
   Purchased technology..............................................         --             --           (150)
   Investment in acquisitions........................................    (13,924)        (9,524)          (300)
   Investment in joint ventures......................................         --             --         (8,551)
   Organizational expenditures.......................................         --             --            (11)
   Proceeds from disposal of property and equipment..................          7             57             35
                                                                       ---------      ---------       --------
             Net cash used in investing activities...................    (30,084)        (1,330)       (67,597)
                                                                       ---------      ---------       --------




          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)


                                                                                YEARS ENDED DECEMBER 31,
                                                                         ------------------------------------
                                                                           1997         1996           1995
                                                                         --------      --------      --------
Cash flows from financing activities:
   Dividends paid on preferred stock .................................         --           (28)         (199)
   Exercise of stock options and warrants and issuance of
     stock under employee stock purchase plan ........................      5,098         2,545         1,970
   Principal payments under notes payable, long-term debt
     and capital lease obligations ...................................     (2,968)       (3,547)       (3,328)
   Proceeds from issuance of common stock ............................     60,026            --        77,995
   Repayments under credit agreement .................................     (1,550)           --            --
   Decrease in restricted cash .......................................         --            50            80
   Increase in note payable to bank, net .............................         --         1,550            --
   Purchase of HNS subordinated debenture ............................     (1,500)           --            --
   Redemption of Series B preferred stock ............................         --            --          (480)
                                                                         --------      --------      --------
          Net cash provided by financing activities ..................     59,106           570        76,038
                                                                         --------      --------      --------
Net increase in cash and cash equivalents ............................     30,646        11,118        15,206
Cash and cash equivalents at beginning of year .......................     35,697        24,258         9,052
Effect of exchange rates on cash held in foreign currencies ..........        (76)          (53)           --
Cash received from acquisitions ......................................      3,544           374            --
                                                                         --------      --------      --------
Cash and cash equivalents at end of year .............................   $ 69,811      $ 35,697      $ 24,258
                                                                         ========      ========      ========

Supplemental disclosures:
   Cash paid for interest ............................................   $     90      $    407      $    299
                                                                         ========      ========      ========
   Cash paid for income taxes ........................................   $     --      $    152      $    540
                                                                         ========      ========      ========

Supplemental disclosures of noncash investing and
financing activities:
   Purchase of HNS subordinated debenture in exchange
     for common stock ................................................   $  4,200      $     --      $     --
                                                                         ========      ========      ========
   Acquisition of HNS minority interest in exchange
     for issuance of options .........................................   $  2,216      $     --      $     --
                                                                         ========      ========      ========
   Acquisition of technology and distribution agreement
     in exchange for common stock ....................................   $     --      $     --      $  4,675
                                                                         ========      ========      ========

   Long-term debt assumed in acquisition of product line .............   $     --      $     --      $  2,200
                                                                         ========      ========      ========
   Capital lease obligation for equipment ............................   $     --      $     --      $    631
                                                                         ========      ========      ========
   Conversion of minority interest to equity .........................   $     --      $     --      $    454
                                                                         ========      ========      ========
   Long-term debt assumed in acquisition of a
     business ........................................................   $     --      $    670      $     --
                                                                         ========      ========      ========
   Acquisition of minority interest in exchange for
     common stock ....................................................   $    392      $     --      $     --
                                                                         ========      ========      ========
   Acquisition of businesses in exchange for assumption of
     liabilities and issuance of common stock, options and
     warrants to acquire common stock ................................   $    454      $ 13,143      $     --
                                                                         ========      ========      ========



         See accompanying notes to consolidated financial statements.

1.  PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS AND PRESENTATION

         Harbinger Corporation and subsidiaries (the "Company") develops, markets and supports software products and provides computer communications network and consulting services to enable businesses to engage in electronic commerce. The Company's products and services are used by customers in targeted industries, including the petroleum, chemicals, utilities, electronics, distribution, aerospace, automotive, communications, transportation, textile/apparel and healthcare industries both in the United States and certain international markets including Europe and South America.

         The consolidated financial statements of the Company include the accounts of Harbinger Corporation and its direct and indirect subsidiaries. All significant intercompany balances and transactions between companies have been eliminated.

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         REVENUE RECOGNITION

         Software

                  Revenues derived from software license fees are recognized upon shipment, net of estimated returns. Royalty revenues are recognized based upon sales to end users.

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

         Deferred Revenues

                  Deferred revenues represent payments received from customers or billings invoiced to customers for software and services billed in advance of revenue recognition.

         DIRECT COSTS

         Direct costs for services include telecommunications charges, the costs of personnel to conduct network operations and customer support, consulting and other personnel related expenses. Direct costs for software include duplication, packaging and amortization of purchased technology and software development costs and royalties paid to third party distributors.

         CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

         Cash, cash equivalents and short-term investments are stated at cost, which approximates fair value, and consist primarily of money market funds and U.S. Treasury bills. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Investments maturing between three and twelve months from the date of purchase are classified as short-term investments.

         Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 1997, debt securities were classified as held-to-maturity as the Company intended to hold, and had the ability to hold, these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value.

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and other short-term obligations of the U.S. Government.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets as follows:

              Computer and communications equipment                 3 - 5 years
              Furniture, fixtures and leasehold improvements        5 - 10 years
              Transportation equipment                              3 years
              Equipment and fixtures under capital leases           3 - 7 years
              Building                                              10 years

         INVESTMENTS IN JOINT VENTURES

         The Company's 91% investment in Harbinger Net Services, LLC ("HNS") through December 31, 1996 (see Notes 2 and 5), its 20% investment in Harbinger N.V. ("HNV") through March 31, 1996 (see Notes 2 and 5) and its investment in other joint ventures are accounted for using the equity method of accounting. The Company applied the equity method of accounting for its investment in HNS because of a shareholders' agreement among all HNS shareholders which provided for all significant operating and management decisions for HNS to be vested in the HNS Board of Managers through December 31, 1996. The HNS Board of Managers was not controlled by the Company (see Notes 2 and 5).

         INTANGIBLE ASSETS

         Purchased Technology, Goodwill and Other Intangible Assets

              Purchased technology, goodwill and other intangible assets are being amortized over periods of five to ten years. The Company evaluates the recoverability of these intangible assets at each period end using the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses the fair value to determine the amount of these intangible assets that should be written off.

         Software Development Costs

              The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement or
(b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed five years. The Company evaluates the net realizable value of its software development costs at each period end using undiscounted estimated future net operating cash flows expected to be derived from the respective software product or enhancement. If such evaluation indicates that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value.

         INCOME TAXES

         The Company accounts for income taxes using the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         During 1997, the Company acquired SupplyTech, Inc. and SupplyTech International, LLC (collectively, "STI") (see Note 2). Effective January 1, 1995, SupplyTech, Inc. elected to be taxed as an S corporation under the Internal Revenue Code. The acquisition of SupplyTech, Inc. by the Company terminated the S corporation status under the Internal Revenue Code. Accordingly, SupplyTech, Inc. was taxed as a regular corporation in 1997. SupplyTech International, LLC was incorporated under the laws of the state of Michigan as a Limited Liability Corporation ("LLC"). As an LLC, SupplyTech International, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In 1997, SupplyTech International, LLC's income is included in the Company's consolidated income subject to regular corporate tax. As a result of these elections, STI has been taxed in a manner similar to a partnership for 1995 and 1996 and has not provided for any federal or state income taxes as the results of operations are passed through to, and the related income taxes become, the individual responsibility of STI's shareholders.

         The pro forma income tax expense for 1996 and 1995 reflects the income tax expense that would have been reported if STI had been a C corporation and subject to SFAS No. 109 during these periods.

         NET EARNINGS (LOSS) PER SHARE OF COMMON STOCK

         On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"), which prescribes the calculation methodology and financial reporting requirements for basic and diluted earnings per share. Basic earnings (loss) per common share available to common shareholders are based on the weighted average number of common shares outstanding. Diluted earnings (loss) per common share available to common shareholders are based on the weighted average number of common shares outstanding and dilutive potential common shares, such as dilutive stock options. All prior period net earnings (loss) data presented in these consolidated financial statements have been restated to conform to the provisions of SFAS No. 128.

         RECLASSIFICATIONS

         Certain amounts in the accompanying 1996 and 1995 consolidated financial statements have been reclassified to conform to the presentation adopted in the 1997 consolidated financial statements.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, short-term investments, accounts and royalties receivable, accounts payable, accrued expenses and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities. The Company believes the fair value of its long-term debt approximates its carrying value.

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

         STOCK COMPENSATION PLANS

         Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. As such, compensation expense would generally be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures under the provisions of SFAS No. 123 (see
Note 10).


2. ACQUISITIONS

         1997 ACQUISITIONS

         SUPPLYTECH, INC. AND SUPPLYTECH INTERNATIONAL, LLC

         On January 3, 1997, the Company acquired SupplyTech, Inc., a Michigan corporation, and its affiliate, SupplyTech International, LLC, a Michigan limited liability company (collectively, "STI"), for 2,400,000 unregistered shares of the Company's common stock in transactions accounted for using the pooling-of-interests method of accounting. In connection with the STI acquisition, the Company incurred a charge of $12.4 million for acquisition related expenses, asset write downs and integration costs incurred (including a $3.2 million charge for the vesting of a contingent option which became exercisable upon the closing of the merger) (see Note 15). The Company recorded a net deferred income tax asset during the first quarter of 1997 of $1.8 million relating to the STI acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         PREMENOS TECHNOLOGY CORP. ("PREMENOS")

         On December 19, 1997, the Company acquired Premenos, a Delaware corporation based in Concord, California. In connection with the transaction, which was accounted for using the pooling-of-interests method of accounting, the Company issued 5,358,655 shares of its common stock in exchange for all of the shares of Premenos common stock. All Premenos options and warrants were converted into the Company's options and warrants in accordance with the conversion ratio.

         In connection with the Premenos acquisition, the Company incurred a charge of $15.3 million in 1997 for acquisition related expenses, asset write downs and integration costs incurred (see Note 15).

         The financial position and results of operations of the Company have been restated for all periods prior to the mergers to give retroactive effect to the STI and Premenos acquisitions.

         Total revenues and net loss for the individual companies as previously reported are as follows (in thousands):

                                                       Years Ended December 31,
                                                 --------------------------------------
                                                   1997           1996           1995
                                                 --------       --------        -------
         Total revenues:
              Harbinger Corporation..........    $ 79,868       $ 38,236        $19,845
              STI............................          --         17,538         14,713
              Premenos.......................      40,807         33,471         25,519
                                                 --------       --------        -------
                                                 $120,675       $ 89,245        $60,077
                                                 ========       ========        =======


         Net income (loss) applicable to
           common shareholders:
              Harbinger Corporation..........    $(42,832)      $ (8,277)       $ 1,048
              STI............................          --         (4,818)        (2,989)
              Premenos.......................       3,785         (2,996)         1,497
                                                 --------       --------        -------
                                                 $(39,047)      $(16,091)       $  (444)
                                                 ========       ========        =======


         Effective January 3, 1997, the operations of Harbinger Corporation and STI were combined. In addition, all acquisition related and other one-time charges are reflected in Harbinger Corporation's net loss.

         HNS

         On January 1, 1997, because of the expiration of restrictions on the Company's ability to appoint a majority of the HNS Board of Managers (see Note
5), the Company exercised its rights as majority shareholder of HNS by appointing a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997, the Company began accounting for its investment in HNS by consolidating the statements of financial position and results of operations of HNS with those of the Company.

         Also on January 1, 1997, the Company entered into a debenture purchase agreement with the holder of the Debenture whereby the Company acquired the Debenture in exchange for $1.5 million in cash and 242,288 shares of the Company's common stock valued at $4.2 million. The Company recorded an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction, which represents the amount paid of $5.7 million in excess of the face amount of the Debenture of $3.0 million plus accrued interest of $280,000.

         Immediately after this transaction, the Company acquired the minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 355,317 shares of the Company's common stock at exercise prices ranging from $15.22 per share to $16.53 per share which were valued at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS minority interest which was accounted for using the purchase method of accounting with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology. The Company also incurred acquisition related expenses and asset write downs related to this acquisition of $2.0 million (see Note 15). The Company recorded a net deferred income tax asset of approximately $840,000 as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         SMART SOLUTIONS FOR ELECTRONIC COMMERCE, INC. ("SMART SOLUTIONS")

         Effective May 1, 1997, the Company acquired all of the common stock of Smart Solutions, a Michigan corporation based in Traverse City, Michigan, for $677,000, consisting of 19,757 unregistered shares of the Company's common stock valued at $454,000 and the assumption of $223,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $100,000 of the purchase price allocated to purchased technology, $71,000 allocated to tangible assets and $506,000 allocated to goodwill.

         ACQUION, INC. ("ACQUION")

         Effective August 22, 1997, the Company acquired all of the common stock of Acquion, a California corporation based in Greenville, South Carolina, for approximately $13.6 million, consisting of $12.0 million in cash and the assumption of approximately $1.6 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $10.9 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on August 22, 1997, $641,000 allocated to purchased technology and $2.0 million allocated to goodwill. The Company also incurred acquisition related expenses and asset write downs of $2.5 million during 1997 related to this acquisition (see Note 15). The Company recorded a net deferred income tax asset of approximately $4.1 million as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         ATLAS PRODUCTS INTERNATIONAL, LIMITED ("ATLAS")

         Effective October 23, 1997, the Company acquired Atlas, a company organized under the laws of England, based in Manchester, United Kingdom, for 311,399 unregistered shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. In connection with the acquisition, the Company incurred a charge of $2.0 million in 1997 for acquisition related expenses, asset write downs and integration costs incurred (see Note 15). The Atlas business combination is not material, and therefore has been accounted for as an immaterial pooling with Atlas' accumulated deficit of $296,000 being credited directly to the Company's accumulated deficit on the date of acquisition.

         1996 ACQUISITIONS

         NTEX HOLDING, B.V. ("NTEX")

         Effective March 31, 1996, the Company acquired all of the common stock of NTEX, a Dutch corporation based in Rotterdam, The Netherlands, for $8.0 million, consisting of $3.2 million in cash, 107,780 shares of the Company's common stock valued at $1.2 million, warrants to acquire 18,750 shares of the Company's common stock at $11.33 per share valued at $100,500 and the assumption of $3.5 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $4.4 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $204,000 allocated to purchased technology, $621,000 allocated to tangible assets and $2.8 million allocated to goodwill.

         INOVIS GmBH & CO. ("INOVIS")

         Effective March 31, 1996, the Company acquired all of the common stock of INOVIS, a German corporation based in Karlsruhe, Germany, for $6.1 million, consisting of $1.4 million in cash, 210,276 shares of the Company's common stock valued at $2.4 million, warrants to acquire 30,000 shares of the Company's common stock at $10.17 per share valued at $104,000, a note payable of $557,000 and the assumption of $1.7 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $3.4 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $600,000 allocated to purchased technology, $1.0 million allocated to tangible assets and $1.1 million allocated to goodwill.

         HNV

         Effective March 31, 1996, the Company acquired the remaining outstanding common stock of HNV, a Dutch corporation based in Hoofddorp, The Netherlands, for $1.2 million, consisting of 58,065 shares of the Company's common stock valued at $668,000 and the assumption of $554,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $300,000 of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $518,000 allocated to tangible assets and $447,000 allocated to goodwill and other intangibles (see Note 5).

         DON VALLEY TECHNOLOGY CORPORATION ("DON VALLEY")

         Effective May 14, 1996, the Company acquired all the common stock of Don Valley, a Canadian corporation based in Toronto, Canada, for $2.5 million, consisting of $1.1 million in cash, 25,945 shares of the Company's common stock valued at $1.1 million and the assumption of $300,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $2.0 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on May 14, 1996, a net liability of $37,000 allocated to tangible assets and $545,000 allocated to goodwill and other intangibles.

         PRIME FACTORS, INC. ("PRIME FACTORS")

         Effective July 19, 1996, the Company acquired all the common stock of Prime Factors, an Oregon corporation based in Eugene, Oregon, for $4.1 million, consisting of $3.0 million in cash, 21,118 shares of the Company's common stock valued at $749,000 and the assumption of $351,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $2.5 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on July 19, 1996, $1.2 million allocated to purchased technology and $411,000 allocated to tangible assets.

         COMTECH MANAGEMENT SYSTEMS, INC. ("COMTECH")

         Effective August 1, 1996, the Company acquired all of the common stock of Comtech, a Texas corporation based in Amarillo, Texas, for $500,000, consisting of 24,561 shares of the Company's common stock valued at $422,000 and the assumption of $75,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $114,000 of the purchase price allocated to tangible assets, $100,000 allocated to purchased technology and $283,000 allocated to goodwill.

         EDI INTEGRATION SERVICES LIMITED ("EISL")


         Effective October 15, 1996, the Company acquired all of the common stock of EISL, a company based in Hampshire, United Kingdom, for $804,000 consisting of $134,000 in cash and the assumption of a $670,000 note payable. The Company recorded the acquisition using the purchase method of accounting with $250,000 allocated to purchased technology, $548,000 allocated to goodwill and $6,000 allocated to tangible assets.

         PRO FORMA FINANCIAL INFORMATION

         The results of operations of the acquired companies have been included in the Company's consolidated statements of operations beginning on the following dates: HNS: January 1, 1997; Smart Solutions: May 1, 1997; Acquion:
August 22, 1997; Atlas: October 1, 1997; NTEX, INOVIS and HNV: March 31, 1996; Don Valley: May 14, 1996; Prime Factors: July 19, 1996; Comtech: August 1, 1996;
EISL: October 15, 1996.

         The unaudited pro forma results of operations of the Company for 1997 and 1996 as if the acquisitions described above had been effected on January 1, 1997 and 1996, respectively, are summarized as follows (in thousands, except per share data):

                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997            1996
                                                      --------         -------

             Revenues...............................  $123,264         $97,197
                                                      ========         =======
             Net loss applicable to common
                 shareholders.......................  $(24,006)        $(9,417)
                                                      ========         =======
             Net loss per share applicable to
                 common shareholders................  $(0.93)          $ (0.39)
                                                      ========         =======
             Weighted average number of common
                 shares outstanding.................    25,683          23,848
                                                      ========         =======

         The unaudited pro forma results do not reflect the charges for purchased in-process product development.

         The unaudited pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

         The terms of the Company's acquisitions of NTEX and INOVIS included earnout agreements with certain employees/shareholders which provide for the Company to pay these individuals additional consideration based upon the attainment of certain performance goals for their respective former companies for the year ended March 31, 1997. The Company provided an accrual of $425,000 for the year ended December 31, 1996 which was included in acquisition related charges in the accompanying 1996 statement of operations to reflect the employee compensation earned with respect to these agreements. This amount was paid during 1997.


3.  PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENT

         SYSTEM SOFTWARE ASSOCIATES, INC. ("SSA")

         On July 21, 1995, the Company entered into a distribution agreement and purchased certain software products from SSA in exchange for the issuance of 825,000 shares of the Company's common stock valued at $4.7 million at the date of issuance and the issuance of 4,000,000 shares of the Company's Zero Coupon Redeemable Preferred Stock. The Company also provided SSA with an option to put the 825,000 shares of common stock issued back to the Company for cash on January 31, 1997 exercisable only if the market value of the common stock on that date was less than $6.00 per share. In September 1996, the Company registered the 825,000 shares of puttable common stock. SSA sold all of the shares during 1996. After 1996, the Company no longer considered SSA to be a related party. The Zero Coupon Redeemable Preferred Stock issued has no voting or dividend rights, vests at a rate of one million shares per year only if SSA attains certain royalty targets for the years 1997 through 2000 and contains mandatory redemption provisions of $0.67 per share payable in cash or the Company's common stock, at the option of the holder, thirty days after the end of each year. The Company will accrete the Zero Coupon Redeemable Preferred Stock to its redemption price as it becomes probable that it will be earned through a charge to direct costs of software in the period earned. The royalty targets for 1997 were not met.

         The terms of the distribution agreement provide for SSA to pay the Company royalties through December 2000 based upon future software and service revenues that SSA derives from the sale of the Company's products, including certain minimum royalties of $1.4 million for 1995 and $5.7 million for 1996.

         The Company allocated the consideration associated with these transactions of $4.8 million (including transaction costs of $122,000) as follows: $2.3 million to purchased technology and $2.5 million to the distribution agreement based upon the estimated fair values of the purchased technology and distribution agreement at the date of the exchange. During 1997, the purchased technology was written down due to the acquisition of other replacement technology that will be licensed to SSA and the distribution agreement was written down based upon future expectations of net cash flows from the arrangement (see Note 15).

         GENERAL ELECTRIC INFORMATION SERVICES, INC. ("GEIS")

         On December 31, 1995, the Company entered into an agreement to purchase certain software products and entered into an alliance agreement with GEIS. The total purchase price was $2.5 million, consisting of $300,000 in cash and the assumption of a note payable to GEIS in the amount of $2.2 million. The Company recorded the purchase of the technology and the alliance agreement based upon fair value with $1.2 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on December 31, 1995, $375,000 allocated to purchased technology, $950,000 allocated to the alliance agreement and $15,000 allocated to tangible assets. During 1997, the purchased technology was written down due to the acquisition of other replacement technology that will be licensed to GEIS and the distribution agreement was written down based upon future expectations of net cash flows from the arrangement (see Note 15).

         Certain terms of the alliance agreement include the referral of customers to the Company by GEIS, the performance of certain software maintenance services by GEIS and a $1.2 million guaranteed payment by GEIS to the Company for the two-year period ended December 31, 1997, relating to software maintenance revenues to be paid by GEIS to the Company.

4.  PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31, 1997 and 1996 (in thousands):

                                                          1997         1996
                                                        --------     --------
          Computer and communications
               equipment..............................  $ 26,115     $ 18,964
          Furniture, fixtures and leasehold
               improvements...........................     6,766        5,880
          Transportation equipment....................       128          134
          Equipment and fixtures under capital
               leases.................................       720          669
          Building....................................        59           59
                                                        --------     --------
                                                          33,788       25,706
               Less accumulated depreciation
                  and amortization....................   (15,621)     (10,780)
                                                        --------     --------
                                                        $ 18,167     $ 14,926
                                                        ========     ========

5.  INVESTMENTS IN JOINT VENTURES

         INVESTMENT IN HNS

         The Company founded HNS to develop products and services to facilitate electronic commerce using the Internet. In March 1995, HNS was capitalized with an investment of approximately $360,000 from the Company and approximately $340,000 from certain other investors, including certain shareholders, executives, officers, and directors of the Company. In June 1995, the Company and BellSouth Corporation ("BellSouth") contributed cash of $8.0 million for HNS common stock and $3.0 million for HNS convertible debt, respectively. As of December 31, 1996, the Company owned an equity interest in HNS of approximately 91.4%, or 66.1% assuming the conversion of the BellSouth Debenture and the exercise of outstanding HNS options. The Company recognized equity in losses of its HNS joint venture of $7.0 million and $954,000 for the years ended December 31, 1996 and 1995, respectively.

         The Company had several agreements with HNS governing certain transactions between them, including the use of personnel, the management and operation of HNS, the use by HNS of the Company's products and services, the Company's right to license and distribute HNS products, if any, derived from the Company's products and the payment by HNS and the Company of royalties and other amounts. Amounts charged to HNS by the Company for services provided were $1.8 million and $324,000 for the years ended December 31, 1996 and 1995, respectively. These amounts primarily consisted of employee salaries and related benefits and included $729,000 and $94,000 in general and administrative expenses, $105,000 and $36,000 in selling and marketing expenses, and $951,000 and $194,000 in product development costs for the years ended December 31, 1996 and 1995, respectively. These amounts have been included in the Company's statements of operations as a reduction of expense in the categories indicated. Additionally, the Company paid expenses on behalf of HNS in 1996 and 1995 of $505,000 and $413,000 that were reimbursed by HNS.

         The Company recognized royalty revenues from HNS of $1.2 million for the year ended December 31, 1996 related to HNS's licensing of products which include the Company's technology and for referral fees. These royalty revenues and referral fees from HNS were determined based upon a royalty agreement between the Company and HNS. At December 31, 1996, the Company had an amount due from HNS of $1.8 million for these services and expenses incurred by the Company on behalf of HNS and for the royalty revenues earned from HNS. Likewise, amounts charged to the Company by HNS for services provided during the period ended December 31, 1996 were $214,000. This amount includes $191,000 in general and administrative expenses and $23,000 in selling and marketing expenses which are included in the Company's accompanying 1996 statement of operations. Additionally, HNS paid expenses of $50,000 in 1996 on behalf of the Company that were reimbursed by the Company.

         Effective January 1, 1997, the Company purchased the BellSouth Debenture and acquired the remaining minority interest in HNS (see Note 2).

         The following table sets forth the condensed balance sheet of HNS as of December 31, 1996 and the condensed statements of operations for the years ended December 31, 1996 and 1995 (in thousands):

Balance sheet:


                                                   1996
                                                 -------
     Cash and cash equivalents ................  $ 3,322
     Accounts receivable ......................    1,866
     Property and equipment, net ..............    1,039
     Other assets .............................      277
                                                 -------
                                                 $ 6,504
                                                 =======


     Accounts payable and accrued expenses ....  $   990
     Due to affiliates, net ...................    2,040
     Deferred revenues ........................      196
     Long-term debt ...........................    3,000
     Shareholders' equity .....................      278
                                                 -------
                                                 $ 6,504
                                                 =======

                                                   1995           1995
                                                 -------        -------
Statements of operations:

     Revenues:
         Services .............................  $   117        $    --
         Software .............................    2,036             --
                                                 -------        -------
              Total revenues ..................    2,153             --
                                                 -------        -------
     Direct costs:
         Services .............................      644             --
         Software .............................    1,617             --
                                                 -------        -------
              Total direct costs ..............    2,261             --
                                                 -------        -------
                    Gross margin ..............     (108)            --
                                                 -------        -------

     Operating costs:
         Selling and marketing ................      926             84
         General and administrative ...........    1,614            133
         Depreciation and amortization ........      621             21
         Product development ..................    4,303          1,077
                                                 -------        -------
              Total operating costs ...........    7,464          1,315
                                                 -------        -------

                   Operating loss .............   (7,572)        (1,315)

     Interest income, net .....................      130            165
                                                 -------        -------
     Net loss .................................  $(7,442)       $(1,150)
                                                 =======        =======

         INVESTMENT IN HNV

         On November 5, 1993, the Company acquired a 20% interest in HNV, which was formed to offer electronic commerce services in the European marketplace. The initial capitalization of HNV consisted of an investment of $500,000 from the Company and $2.0 million from certain other investors, including shareholders of the Company. In December 1995, the Company and other HNV investors, including shareholders of the Company, contributed to HNV additional capital of $150,000 and $600,000, respectively. The Company had a license arrangement with HNV which allowed HNV to use the Company's network and PC technology and provided for the payment of royalty fees to the Company based on a percentage of software and network revenues, as defined. The Company did not recognize any royalty revenue from HNV during 1996 or 1995. Under a management agreement, the Company provided certain consulting and management services to HNV. Effective March 31, 1996, the Company acquired the remaining outstanding common stock of HNV (see Note 2).

         The Company recognized equity in losses of its HNV joint venture of $69,000 and $313,000 for the years ended December 31, 1996 and 1995, respectively.

         Amounts charged to HNV by the Company for services provided during the years ended December 31, 1996 and 1995 were (in thousands):

                                                        1996         1995
                                                        ----         ----

         Services - direct costs.....................   $ --         $ 63

         General and administrative..................     54          182
         Product development.........................     --           27
         Depreciation and amortization...............     --            4
                                                        ----         ----
                                                        $ 54         $ 76
                                                        ====         ====



         These amounts have been included in the statements of operations for the Company as a reduction of expenses in the categories indicated. Additionally, the Company paid expenses on behalf of HNV of $18,000 and $95,000 for the years ended December 31, 1996 and 1995, respectively, that were reimbursed by HNV.


6. INTANGIBLE ASSETS

         Intangible assets consist of the following at December 31, 1997 and 1996 (in thousands):

                                                             1997       1996
                                                           -------     -------

         Purchased technology (see Note 15).............   $ 2,523     $ 6,113
         Goodwill, GEIS alliance and SSA distribution
             agreements (see Note 15)...................     9,514       9,468
         Software development costs (see Note 15).......    10,473      11,774
         Other..........................................        --          30
                                                           -------     -------
                                                            22,510      27,385
         Less accumulated amortization..................    (6,046)     (7,579)
                                                           -------     -------
                                                           $16,464     $19,806
                                                           =======     =======


7.  ACCRUED EXPENSES

         Accrued expenses consist of the following at December 31, 1997 and 1996 (in thousands):


                                                         1997          1996
                                                        -------      -------

         Accrued salaries and wages..................   $ 8,011      $ 5,284
         State income, property, sales and
              other taxes............................     3,227        2,290
         Accrued severance...........................     3,689           --
         Accrued TrustedLink Banker discontinued
             operations costs........................     3,685           --
         Accrued integration costs incurred..........     3,940           --
         Other accrued expenses......................     3,283        5,551
                                                        -------      -------
                                                        $25,835      $13,125
                                                        =======      =======



8.  INCOME TAXES

         The provision for income tax expense (benefit) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities and any increase or decrease in the valuation allowance for deferred income tax assets.

         During 1997, the Company acquired SupplyTech, Inc. and SupplyTech International, LLC (collectively "STI")(see Note 2). Effective January 1, 1995, SupplyTech, Inc. elected to be taxed as an S corporation under the Internal Revenue Code. The acquisition of SupplyTech, Inc. by the Company terminated the S corporation status under the Internal Revenue Code. Accordingly, SupplyTech, Inc. was taxed as a regular corporation in 1997. SupplyTech International, LLC was incorporated under the laws of the state of Michigan as a Limited Liability Corporation ("LLC"). As an LLC, SupplyTech International, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In 1997, SupplyTech International, LLC's income is included in the Company's consolidated income subject to regular corporate tax. As a result of these elections, STI has been taxed in a manner similar to a partnership for 1995 and 1996 and has not provided for any federal or state income taxes as the results of operations are passed through to, and the related income taxes become, the individual responsibility of STI's shareholders.

         Effective with the S corporation election, SupplyTech Inc.'s net deferred income tax asset in the amount of $516,000 recorded as of December 31, 1994 was charged to income tax expense in 1995. Upon termination of SupplyTech, Inc.'s S corporation status, the net deferred income tax asset of $1.8 million was fully provided for by a valuation allowance.

         The pro forma income tax expense for 1996 and 1995 reflects the income tax expense that would have been reported if STI had been a C corporation and subject to SFAS No. 109 during these periods.

         Income (loss) from continuing operations before income taxes for the years ended December 31, 1997, 1996 and 1995 consists of the following (in thousands):

                                                                 1997          1996       1995
                                                               --------      --------    -------

         U.S. operations..................................     $(31,375)     $ (6,583)   $ 2,021
         Foreign operations...............................        1,961        (8,454)    (1,153)
                                                               --------      --------    -------
             Total income (loss) from continuing
                operations before income taxes............     $(29,414)     $(15,037)   $   868
                                                               ========      ========    =======



         Income tax expense (benefit) from continuing operations for the years ended December 31, 1997, 1996 and 1995 is summarized as follows (in thousands):

                                         1997         1996          1995
                                        ------       ------        ------
         Current:
            Federal                     $  581       $ (330)       $  242
            Foreign                      1,187           10            --
            State                          215          (38)          194
                                        ------       ------        ------
                 Total current          $1,983       $ (358)       $  436
                                        ------       ------        ------

         Deferred:
            Federal                     $  981       $1,064        $  843
            Foreign                         --          167            --
            State                          129          123            34
                                        ------       ------        ------
                 Total deferred         $1,110       $1,354        $  877
                                        ------       ------        ------

         Total income tax expense       $3,093       $  996        $1,313
                                        ======       ======        ======




         The Company's income taxes currently payable for federal and state purposes have been reduced by the tax benefit derived from stock option transactions. The benefit, which totaled $498,000, $2.9 million and $557,000 for the years ended December 31, 1997, 1996 and 1995, respectively, has been credited directly to stockholders' equity.

         Income tax expense for discontinued operations of the TrustedLink Banker division (from operations) for 1995 was $128,000. There was no income tax expense for discontinued operations of the TrustedLink Banker division (from operations) in 1997 or 1996. There is no income tax expense or benefit relating to loss on disposal of TrustedLink Banker division or extraordinary loss on debt extinguishment.

         Pro forma income tax expense (benefit) from continuing operations for the years ended December 31, 1996 and 1995 is summarized as follows (in thousands):

                                                          1996         1995
                                                          ----         ----
         Current:
            Federal ..................................   $ (330)       $242
            Foreign ..................................       10          --
            State ....................................      (38)        194
                                                         ------        ----
                 Total current .......................   $ (358)       $436
                                                         ------        ----

         Deferred:
            Federal ..................................   $1,064        $393
            Foreign ..................................      167          --
            State ....................................      123         (32)
                                                         ------        ----
                 Total deferred ......................   $1,354        $361
                                                         ------        ----

         Pro forma income tax expense ................   $  996        $797
                                                         ======        ====


         Income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following (in thousands):

                                                              1997        1996       1995
                                                            --------    -------     ------

Computed "expected" income tax expense (benefit) .......... $(10,001)   $(5,113)    $  295
Increase (decrease) in income tax expense (benefit)
  resulting from:
   State income taxes, net of federal income tax
      benefit .............................................      227         56        150
   Tax-exempt income ......................................     (157)      (130)       (49)
   Loss from STI ..........................................       --      1,630        835
   Change in tax status of STI ............................   (1,798)        --        516
   Nondeductible charge for purchased in-process
      product development and other costs .................    1,431      3,134         --
   Increase (decrease) in the valuation allowance for
      deferred income tax assets ..........................   13,509      1,494       (226)
   Other ..................................................     (118)       (75)      (208)
                                                            --------    -------     ------
                                                            $  3,093    $   996     $1,313
                                                            ========    =======     ======


         Pro forma income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income
(loss) from continuing operations before income taxes as a result of the following (in thousands):

                                                            1996         1995
                                                            ----         ----

Computed "expected" income tax expense (benefit) .......  $(5,113)       $ 295
Increase (decrease) in income tax expense (benefit)
  resulting from:
   State income taxes, net of federal income tax
      benefit ..........................................       56          107
   Tax-exempt income ...................................     (130)         (49)
   Nondeductible charge for purchased in-process
      product development and other costs ..............    3,134           --
   Increase in the valuation allowance for
      deferred income tax assets .......................    2,819          579
   Other ...............................................      230         (135)
                                                          -------        -----
                                                          $   996        $ 797
                                                          =======        =====

         The significant components of deferred income tax expense (benefit) from continuing operations for the years ended December 31, 1997, 1996 and 1995 are summarized as follows (in thousands):

                                                     1997       1996      1995
                                                   --------    ------    ------

Deferred income tax expense (benefit) ...........  $(14,619)   $ (140)   $1,103
Increase (decrease) in the valuation allowance
     for deferred income tax assets .............    13,509     1,494      (226)
                                                   --------    ------    ------
                                                   $ (1,110)   $1,354    $  877
                                                   ========    ======    ======

         The significant components of pro forma deferred income tax expense (benefit) from continuing operations for the years ended December 31, 1996 and 1995 are summarized as follows (in thousands):

                                                      1996           1995
                                                      ----           ----

Deferred income tax expense (benefit) .............. $(1,465)       $(218)
Increase (decrease) in the valuation allowance
   for deferred income tax assets ..................   2,819          579
                                                     -------        -----
                                                     $ 1,354        $ 361
                                                     =======        =====




         The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1997 and 1996 are as follows (in thousands):


                                                             1997        1996
                                                           --------    -------
Deferred income tax assets:
   Net operating loss carryforwards......................  $  5,544    $ 5,469
   Deferred revenue......................................     1,486      1,008
   Intangible assets.....................................     7,924      2,391
   Accrued expenses......................................    10,313      1,011
   Research tax credit...................................     2,082      1,642
   Other.................................................       790         --
                                                           --------    -------
      Gross deferred income tax assets...................    28,139     11,521
Valuation allowance......................................   (22,671)    (4,798)
                                                           --------    -------
Deferred income tax assets, net of the valuation
  allowance..............................................     5,468      6,723
Deferred income tax liabilities - principally due to
  software development costs.............................    (2,667)    (2,812)
      Net deferred income tax assets.....................     2,801      3,911
Less current deferred income tax assets..................     1,892      4,033
                                                           --------    -------
Noncurrent deferred income tax assets (liabilities)......  $    909    $  (122)
                                                           ========    =======


         The decrease in net deferred income tax assets for the years ended December 31, 1997, 1996 and 1995 was $1.1 million, $1.4 million and $877,000, respectively. During 1997, the net increase in the valuation allowance was $17.9 million. Under SFAS No. 109, deferred income tax assets and liabilities are recognized for differences between the financial statement carrying amounts and the tax bases of assets and liabilities which will result in future deductible or taxable amounts and for net operating loss and tax credit carryforwards. A valuation allowance is then established to reduce the deferred income tax assets to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include (a) taxable income in the current year or prior years that is available through carryback, (b) future taxable income that will result from the reversal of existing taxable temporary differences and (c) future taxable income generated by future operations. The Company continually reviews the adequacy of the valuation allowance and recognizes these benefits as reassessment indicates that it is more likely than not that the benefits will be realized.

         As a result of the 1997 acquisition of the minority interest in HNS (see Note 2), the Company acquired certain intangible assets for which it provided a valuation allowance of $840,000 on the related deferred taxes. The Company also acquired certain intangible assets in the Acquion acquisition (see
Note 2) for which it provided a valuation allowance of approximately $4.1 million on the related deferred taxes. The Company acquired net operating losses and research tax credit carryforwards in the Premenos acquisition (see Note 2) of approximately $1.3 million and $1.7 million, respectively. The utilization of these net operating loss and research tax credit carryforwards is restricted based on the ability of Premenos, as a separate company, to generate taxable income.

         During 1996, the Company acquired foreign net operating loss carryforwards in the NTEX and HNV acquisitions (see Note 2) of approximately $6.5 million and $3.1 million, respectively. The Company established a valuation allowance relating to the carryforwards of $2.4 million and $1.1 million, respectively, which is included in the valuation allowance at December 31, 1996. If the benefit from these net operating loss carryforwards is realized, the Company will reduce the related valuation allowance and will reduce goodwill recorded in connection with these transactions. For the year ended December 31, 1996, the Company realized a portion of these foreign net operating loss carryforwards and recognized deferred foreign income tax expense of $93,000 and $74,000 relating to the reduction in the valuation allowance for these carryforwards and reduced goodwill associated with these acquisitions by a like amount. During 1996, the Company also acquired certain intangible assets in the INOVIS acquisition (see Note 2). The Company's acquisition of these intangible assets for income tax reporting purposes created a deferred income tax asset of approximately $1.5 million for which the Company provided a valuation allowance.

         At December 31, 1997, the Company has domestic and foreign net operating loss carryforwards and research tax credit carryforwards of approximately $19.8 million, $9.7 million and $2.1 million, respectively. The domestic net operating loss carryforwards expire at various dates through the year 2012 unless utilized, the foreign net operating loss carryforwards do not expire and the research tax credit carryforwards expire beginning in 2007 through 2012. The Company's domestic net operating loss carryforward at December 31, 1997 includes $14.7 million in income tax deductions related to stock options excluded from the table of deferred income tax assets above, which will be reflected as a credit to additional paid-in capital when realized.


9.  LONG-TERM DEBT

         Long-term debt as of December 31, 1997 and 1996 consist of the following (in thousands):

                                                              1997        1996
                                                              ----        ----

6% promissory note payable to GEIS; paid off in 1997 .......  $  --      $ 1,650
Non interest bearing note payable to the former
    shareholders of EISL, due in equal quarterly
    principal installments through September 1998
    (see Note 2) ...........................................    285          625
Capital lease obligations ..................................    146          460
Other debt .................................................    192          377
                                                              -----      -------
       Total long-term debt ................................    623        3,112
Less current portion of long-term debt .....................   (623)      (1,504)
                                                              -----      -------
       Long-term debt, excluding current portion ...........  $  --      $ 1,608
                                                              =====      =======


10.  SHAREHOLDERS' EQUITY

         PREFERRED STOCK, SERIES C

         In 1993, the Company sold Series C redeemable preferred stock and warrants in a private placement resulting in proceeds of $2.5 million. The terms of the Series C redeemable preferred stock included a 7% cash dividend payable quarterly and a mandatory redemption on March 1, 1996. In June 1995, the Company entered into agreements with holders of its Series C redeemable preferred stock to provide for the conversion on March 1, 1996 of all Series C redeemable preferred stock to the Company's common stock. The number of shares of common stock issuable upon conversion was determined by dividing (a) the issue price of $10.00 times the number of shares of the Series C redeemable preferred stock outstanding by (b) 95% of the average trading price of the common stock, as defined. On March 1, 1996, the Company issued 211,038 shares of its common stock in exchange for all outstanding shares of the Company's Series C preferred stock.

         COMMON STOCK

         1997 TRANSACTIONS

         On January 10, 1997, the Board of Directors declared a three-for-two stock split in the form of a 150% stock dividend on the Company's common stock payable on January 31, 1997, to shareholders of record on January 17, 1997. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been retroactively restated to reflect the split for all periods presented.

         In July 1997, the Company completed a secondary public offering of its common stock. The Company sold 3.3 million shares consisting of 2.1 million shares sold by the Company and 1.2 million shares sold by selling shareholders at $30.75 per share resulting in net proceeds to the Company, after underwriters' commissions and offering expenses, of $60.0 million.

         In January 1997, the Company issued 242,288 shares of the Company's common stock as partial consideration related to the purchase of the BellSouth Debenture in accordance with the debenture purchase agreement.

         In January 1997, the Company issued 2,400,000 shares of the Company's common stock related to the Company's acquisition of STI which was accounted for as a pooling-of-interests.

         In May 1997, the Company issued 19,757 shares of the Company's common stock as partial consideration related to the Company's acquisition of Smart Solutions.

         In October 1997, the Company issued 311,399 shares of the Company's common stock related to the Company's acquisition of Atlas.

         In December 1997, the Company issued 5,358,655 shares of the Company's common stock related to the Company's acquisition of Premenos which was accounted for as a pooling-of-interests.

         In 1997, the Company issued 10,897 shares of the Company's common stock related to earnout agreements with certain employees/shareholders which provided for the Company to pay these individuals additional consideration based upon attainment of certain performance goals for their respective former companies.

         1996 TRANSACTIONS

         In April 1996 the Company issued 376,121 shares of the Company's common stock as partial consideration related to the Company's acquisition of NTEX, INOVIS and HNV. In August 1996 the Company issued 24,561 shares of the Company's common stock as consideration related to the Company's acquisition of Comtech.

         In September 1996, the Company registered 825,000 shares of puttable common stock held by SSA. As of December 31, 1996, SSA had sold the shares and forfeited its rights to put the shares of common stock back to the Company. Therefore, approximately $4.7 million of puttable common stock was reclassified to shareholders' equity in 1996.

         WARRANTS

         The Company issued warrants in December 1997 related to the merger of Premenos. The warrants enable the holders to acquire 17,467 shares of the Company's common stock at $8.44 per share, representing the exchange ratio agreed to in the merger agreement.

         The Company issued warrants in April 1996 related to the acquisition of NTEX and INOVIS. The warrants enable the holders to acquire 48,750 shares of the Company's common stock at a range of $11.34 to $11.43 per share, representing the fair value of the common stock at the date of issuance. There are 30,000 warrants outstanding as of December 31,1997.

         The Company issued warrants in July 1996 to two investors in HNV who are also shareholders of the Company because certain events did not occur with respect to the performance of HNV. The warrants enable the holders to acquire 75,000 shares of the Company's common stock at $18.50 per share, representing the fair value of the common stock at the date of issuance.

         STOCK COMPENSATION PLANS

                  Stock Options

                  The Company's 1989 Stock Option Plan (the "1989 Plan") and 1996 Stock Option Plan (the "1996 Plan") and together combined (the "Plans") provide for the grant of options to officers, directors, consultants and key employees. The maximum number of shares of stock that may be issued under the 1996 Plan shall not exceed in the aggregate the sum of 5,125,000 options plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Plan or were subject to options granted thereunder that expire without exercise to officers, directors, consultants and key employees. Options granted under the terms of the 1996 Plan generally vest ratably over four years and are granted with an exercise price no less than the fair market value of the common stock on the grant date. Options granted prior to July 1994 vest ratably over three years and options granted since July 1994 vest ratably over four years. All options granted expire seven years from the date of grant. At December 31, 1997, there were options outstanding to purchase 4,628,341 shares of the Company's common stock, of which options to purchase 1,033,329 shares were exercisable. There were 1,316,521 options available for grant at December 31, 1997.

                  In 1993, the Board of Directors authorized the creation of a stock option plan for nonemployee members of the Company's Board of Directors (the "Nonemployee Directors Plan"). A total of 225,000 shares of common stock has been reserved for issuance under the Nonemployee Directors Plan at an option price no less than the fair market value of the common stock on the option grant date. Options expire seven years from the date of grant. The options granted under the Nonemployee Directors Plan vest ratably in the year of grant based on attendance at regularly scheduled board meetings. Options which have not vested in the year of grant expire and become available for grant under the Nonemployee Directors Plan. Options granted under the Nonemployee Directors Plan for 136,500 shares of common stock were outstanding and exercisable as of December 31, 1997. There were 41,625 options available for grant under the Nonemployee Directors Plan at December 31, 1997.

                  In addition to outstanding options granted under the Company's existing stock option plans, the Company has granted options to acquire 105,000 shares of common stock to certain existing and former nonemployee directors for past services. As of December 31, 1997, 80,000 of these options were outstanding and exercisable.

         At December 31, 1997 the Company has five stock-based compensation plans which are described herein. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. The compensation cost that would have been charged against income for its plans was $9.2 million, $3.5 million and $984,000 for 1997, 1996 and 1995, respectively, had compensation cost for the Company's five stock-based compensation plans been determined consistent with SFAS No.
123. The Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                 1997          1996          1995
                                               --------      --------      -------

Net loss applicable to      As reported        $(39,047)     $(16,091)     $  (444)
    common shareholders     Pro forma          $(48,221)     $(19,592)     $(1,428)

Basic and diluted loss      As reported        $  (1.53)     $  (0.69)     $ (0.02)
    per common share        Pro forma          $  (1.90)     $  (0.84)     $ (0.08)


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
1995 and 1996: dividend yield of 0.5%; expected volatility of 57.8%; risk-free interest rates of 5.9%; and expected lives of five years for all of the Plan options; 1997: dividend yield of 0.5%; expected volatility of 67.3%; risk-free interest rate of 5.7%; and expected lives of five years for all of the Plan options.

         A summary of the status of the Company's stock option plans as of December 31, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                               1997                      1996                      1995
                                      -----------------------   -----------------------    ----------------------
                                                  Weighted                   Weighted                  Weighted
                                                   Average                   Average                   Average
                                      Shares      Exercise      Shares       Exercise      Shares      Exercise
          Fixed Options               (000s)        Price       (000s)        Price        (000s)       Price
----------------------------------    --------   ------------   --------    -----------    -------    -----------

Outstanding at beginning of year       3,045         $11.27      2,358         $ 4.68      2,040          $3.78
Granted                                2,998          20.99      1,577          17.88        854           7.76
Exercised                               (572)          5.42       (653)          2.87       (364)          1.98
Forfeited/canceled                      (626)         25.79       (237)         12.82       (172)          3.60
Outstanding at end of year             4,845          16.10      3,045          11.27      2,358           4.68

Options exercisable at end of year     1,250                     1,007                     1,052
Weighted average fair value of
    options granted during the year   $ 9.05                    $ 7.47                    $ 3.86



         The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                                    Options Outstanding                   Options Exercisable
                         -----------------------------------------     ------------------------
                                           Weighted
                                           Average        Weighted                    Weighted
                            Number        Remaining        Average        Number      Average
        Range of         Outstanding     Contractual      Exercise     Exercisable    Exercise
     Exercise Prices     at 12/31/97     Life (Years)      Price       at 12/31/97     Price
    -----------------    -----------     ------------    ---------     -----------    ---------

    $ 0.020 - $ 4.250      800,265           3.03         $ 3.3737        635,620      $ 3.1468
    $ 4.253 - $ 9.170      248,089           4.55         $ 6.3857         73,250      $ 6.9076
    $10.330 - $11.670      573,443           5.14         $11.6005        108,942      $11.3913
    $14.500 - $16.490      537,639           6.28         $15.7946        171,146      $15.5444
    $16.670 - $16.940      133,602           7.18         $16.7468         19,687      $16.7919
    $17.420 - $17.420      680,275           7.20         $17.4200             --            --
    $17.670 - $20.500      284,951           6.14         $18.1998         86,547      $18.6060
    $20.830 - $20.830      502,060           9.08         $20.8300             --            --
    $20.875 - $25.125      671,300           7.08         $23.1852         84,157      $22.2649
    $27.250 - $40.000      413,217           6.89         $32.1336         70,480      $32.2432
                         ---------                                      ---------
    $ 0.020 - $40.000    4,844,841           6.12         $16.1007      1,249,829      $10.0004
                         =========                                      =========


                  Employee Stock Purchase Plan

                  Effective January 1, 1996, the Company began offering employees the right to purchase shares of the Company's common stock at 85% of the lower of the beginning of period or end of period market price pursuant to the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, full-time employees, except persons owning 5% or more of the Company's common stock, are eligible to participate after six months of employment. Employees may contribute up to 15% of their annual salary toward the Purchase Plan up to a maximum of $15,000 per year. A maximum of 225,000 shares of common stock are reserved for issuance under the Purchase Plan. During 1997 and 1996, 107,209 and 26,780 shares, respectively, were issued under the Purchase Plan.

                  Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1996: dividend yield of 0.5%; expected volatility of 57.8%; and risk-free interest rate of 5.9%; for 1997: dividend yield of 0.5%; expected volatility of 67.3% and risk-free interest rate of 5.7%. The weighted-average fair value of those purchase rights granted in 1997 and 1996 was $5.95 and $5.62, respectively.


11.  OTHER RELATED PARTY TRANSACTIONS

         The Company received $465,000 and $600,000 in 1997 and 1996, respectively, in revenue from an affiliated company that is partially owned by an employee of one of the Company's foreign subsidiaries. This same affiliated company also billed the Company $63,000 and $350,000 in 1997 and 1996, respectively, for services that the affiliated company provided to the Company.

         Prior to the acquisition, one of Premenos' directors was a partner of a law firm which provided various legal services to Premenos. In 1996, such legal services included representation related to the acquisition of subsidiaries. Two other directors of Premenos also provided training and consulting services to the Company from time to time. Amounts incurred for all such services in 1997, 1996 and 1995 were $493,000, $879,000 and $1.0 million, respectively.


12.  SEGMENT INFORMATION, INTERNATIONAL OPERATIONS AND MAJOR CUSTOMERS

         SEGMENT INFORMATION

         The Company operates in a single industry segment: the development, marketing and supporting of software products and the providing of network and consulting services to enable businesses to engage in electronic commerce.

         INTERNATIONAL OPERATIONS

         A summary of the Company's operations by geographic area as of and for the years ended December 31, 1997 and 1996 is presented below (in thousands):

                     North                       Latin
                    America        Europe       America     Other  Eliminations     Total
                    -------        ------       -------     -----  ------------      ----
Revenues:
   1997             $101,596      $17,676       $2,423      $523      $(1,543)     $120,675
   1996             $ 78,796      $10,787       $  358      $ --      $ (696)      $ 89,245

Operating
income (loss):
   1997             $(34,489)     $   959       $  376      $138      $    --      $(33,016)
   1996             $ (2,491)     $(8,138)      $    5      $ --      $   (43)     $(10,667)


Identifiable
assets:
   1997             $193,924      $13,345       $  200      $ --      $(23,910)    $183,559
   1996             $132,642      $12,362       $  112      $ --      $(13,917)    $131,199


         Revenues from foreign operations and identifiable assets of foreign operations were less than 10% of consolidated revenues and assets in 1995.

         Revenues generated from export sales included in United States revenues were less than 10% of consolidated revenues in 1997, 1996 and 1995.

         MAJOR CUSTOMERS

         No single customer comprised greater than 10% of the Company's consolidated revenues in 1997, 1996 or 1995.


13.  COMMITMENTS

         401(k) PROFIT SHARING PLAN

         In 1997, the Company maintained three separate 401(k) savings and retirement plans for the benefit of its domestic employees. In accordance with section 401(k) of the Internal Revenue Code, to be eligible for participation, employees must be age 18 or older and meet length of service criteria (six or twelve months of employment) as stipulated in each plan. Each plan provides for matching contributions to be made by the Company. Under the terms of the plan covering the former employees of Premenos, the Company is required to match 50% of employee contributions to a maximum of 5% of their annual compensation. Under the terms of the plan covering the former employees of STI, the Company is required to match 25% of employee contributions to a maximum of 6% of their annual compensation. Under the terms of the plan covering all other domestic employees, subject to certain limitations, the Company may make a discretionary matching contribution of up to $300 of the employee contributions at a rate determined annually by the Board of Directors of the Company. Total Company contributions under all 401(k) plans totaled $454,000, $194,000 and $148,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

         The Board of Directors of the Company has approved the consolidation of these plans into one standard 401(k) plan for all domestic employees. Management anticipates that the new plan will be implemented by the third quarter of 1998 and will require the Company to match 50% of employee contributions to a maximum of 4% of their annual compensation, subject to a $2,200 limit per employee.

         CREDIT FACILITY

         The Company maintains a credit facility which provides $10 million in borrowing availability, subject to the terms of the facility, at an interest rate of prime plus 0.625% and requires the Company to pay a commitment fee on the unused portion of 0.375%. The credit facility requires, among other things, the Company to maintain certain minimum financial ratios and restricts the Company from making certain investments, incurring additional indebtedness and making capital expenditures in excess of certain specified levels, as defined in the terms of the facility. No amounts were outstanding under the facility at December 31, 1997.

         LEASES

         The Company leases office facilities, automobiles, fixtures and equipment under operating leases which extend through 2005. Rent expense under all operating leases was approximately $4.3 million, $3.2 million and $1.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company also leases equipment under capital leases. Substantially all of the capital leases are collateralized by the equipment associated with the leases. At December 31, 1997, the Company is obligated under these agreements to make the following lease payments (in thousands):

                                                          Operating      Capital
                                                            Leases       Leases
                                                          ---------      -------

         1998............................................   $ 6,642       $151

         1999............................................     6,592         --
         2000............................................     5,719         --
         2001............................................     3,876         --
         2002............................................     3,192         --
         Thereafter......................................     7,747         --
                                                            -------       ----
         Total minimum lease payments....................   $33,768        151
                                                            =======
         Less amount representing interest...............                   (5)
                                                                          ----
         Present value of net minimum lease payments.....                 $146
                                                                          ====



         In October 1997, the Company entered into a lease agreement with the current landlord to occupy space in an adjoining building. The expected occupancy is in Spring 1998. In conjunction with the lease, the Company was required to provide a letter of credit for $2.75 million. The lease has a term of ten years with a right to cancel after seven years and requires annual rent payments of approximately $2.1 million. In connection with the relocation, management expects to incur approximately $2.0 million for capital expenditures and other moving costs.

         CONTINGENCIES

         The Company is subject to lawsuits, claims and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcome cannot be determined, management does not expect that they will have a material adverse effect on the Company's results of operations or financial position.


14.  DISCONTINUED OPERATIONS

         In the fourth quarter of 1997, the Board of Directors approved the discontinuance of the Company's TrustedLink Banker division ("Banker"). Revenues from Banker were $4.0 million, $3.5 million and $3.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. The results of operations for Banker for all years presented are reported in the accompanying reclassified statements of operations under discontinued operations. In the fourth quarter of 1997, the Company provided for an anticipated loss of $4.0 million related to the phase out of Banker operations. No income tax expense or benefit was recognized in 1997 or 1996 due to the Company's net operating loss carryforwards. The 1995 results of operations are shown net of taxes at the Company's then current effective tax rate. The assets and liabilities of Banker are included in the Company's consolidated balance sheets as of December 31, 1997 and 1996 and are summarized as follows (in thousands):

                                                            1997         1996
                                                           -------     -------
             Accounts receivable........................   $   215     $   684
             Other current assets.......................        49          39
             Property and equipment, net................       155         149
             Capitalized software, net..................         -         284
             Current liabilities........................    (1,765)     (2,383)
                                                           -------     -------
                   Net liabilities......................   $(1,346)    $(1,227)
                                                           =======     =======


15. CHARGE FOR PURCHASED IN-PROCESS PRODUCT DEVELOPMENT, WRITE-OFF OF SOFTWARE DEVELOPMENT COSTS, ACQUISITION RELATED AND OTHER ONE-TIME CHARGES

         In connection with the 1997, 1996 and 1995 acquisitions, the Company incurred charges for purchased in-process product development, write-off of software development costs, acquisition related and other one-time charges. A summary of the components are as follows (in thousands):

                                                       1997       1996        1995
                                                     -------     -------     ------

        In-process product development.............  $13,632     $12,649     $1,160
        Integration costs and non recurring
           one-time charges........................   14,639         826         --
        Transaction charges........................    9,515          --         --
        Intangible asset write downs...............    8,431          --         --
        Asset write downs..........................    1,599          --         --
        Restructuring charges......................    3,838          --         --
                                                     -------     -------     ------
                                                     $51,654     $13,475     $1,160
                                                     -------     -------     ------



         The Company incurred $3.8 million in restructuring charges related to increasing synergies among all operating divisions as a result of recent acquisitions. The restructuring resulted in the termination of 82 employees across several departments including research and development, customer service, marketing, administrative and finance and other areas. As of December 31, 1997, the Company had actually paid $261,000 in termination benefits to former employees.

         Approximately $8.0 million of the costs and expenses incurred in connection with the acquisitions of HNS, STI, Acquion, Atlas and Premenos include certain internal expense allocations which may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. The Company anticipates additional merger related charges totaling $10-$15 million in the first quarter of 1998.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Harbinger Corporation:


      We have audited the accompanying consolidated balance sheets of Harbinger Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 and 1995 consolidated financial statements of Premenos Technology Corp. and subsidiaries, or the 1995 combined financial statements of SupplyTech, Inc. and SupplyTech International, LLC, which statements reflect total assets constituting 64% in 1996 of the related consolidated total, and total revenues constituting 38% and 67% in 1996 and 1995, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Premenos Technology Corp. and subsidiaries for 1996 and 1995, and for SupplyTech, Inc. and SupplyTech International, LLC for 1995, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of the other auditors with respect to 1996 and 1995, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbinger Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.




                              /s/ KPMG Peat Marwick LLP
                              ------------------------------------
                              KPMG PEAT MARWICK LLP


Atlanta, Georgia
February 14, 1998





                                       76