Form 10-K405, Exhibit 13
period 1998-12-31
HARBINGER CORP
filed 1999-03-31
CIK 947116

                                                                    EXHIBIT 13.1


                             SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA:

(In thousands, except per share data)                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                    1998          1997         1996         1995         1994
                                                  --------     ---------     --------     --------     --------
Revenues.......................................   $135,151     $ 118,221     $ 89,245     $ 60,077     $ 45,454
Direct costs...................................     39,436        30,510       23,112       14,994       10,558
                                                  --------     ---------     --------     --------     --------
Gross margin...................................   $ 95,715     $  87,711     $ 66,133     $ 45,083     $ 34,896
                                                  ========     =========     ========     ========     ========

Operating income (loss)........................   $(12,652)    $ (22,705)    $(10,667)    $  1,314     $    505
                                                  ========     =========     ========     ========     ========
Net loss applicable to common
        shareholders...........................   $(14,712)    $ (39,047)    $(16,091)    $   (444)    $   (273)
                                                  ========     =========     ========     ========     ========
Diluted net loss per share of
        common stock...........................   $  (0.35)    $   (1.02)    $  (0.46)    $  (0.02)    $  (0.01)
                                                  ========     =========     ========     ========     ========
Weighted average number of
        common shares outstanding..............     41,557        38,162       35,080       28,573       24,112
                                                  ========     =========     ========     ========     ========

-----------------------------------------------

Pooled Basis of Accounting for Acquisitions....

Operating income (excluding special charges)*..   $ 20,138     $  17,850     $  2,808     $  2,474     $  4,822
                                                  ========     =========     ========     ========     ========

Net income applicable to common
        shareholders**.........................   $ 15,396     $  13,435     $  3,366     $  1,608     $  2,524
                                                  ========     =========     ========     ========     ========

Diluted net income per common share**..........   $   0.36     $    0.33     $   0.09     $   0.05     $   0.10
                                                  ========     =========     ========     ========     ========

BALANCE SHEET DATA:

(In thousands)                                                                 At December 31,
---------------------------------------------------------------------------------------------------------------
                                                    1998          1997         1996         1995         1994
                                                  --------     ---------     --------     --------     --------
Working capital...............................    $ 79,303     $  94,307     $ 60,392     $ 73,167     $  4,550
                                                  ========     =========     ========     ========     ========
Total assets..................................    $178,369     $ 183,559     $131,199     $125,867     $ 34,751
                                                  ========     =========     ========     ========     ========
Long-term obligations, redeemable preferred
        stock and puttable common stock.......          --                   $  1,608     $  7,116     $    803
                                                  ========     =========     ========     ========     ========
Shareholders' equity..........................    $120,019     $ 130,018     $ 94,118     $ 93,196     $ 10,052
                                                  ========     =========     ========     ========     ========

    * Excludes $27.0 million, $40.6 million, $13.5 million, $1.2 million and $4.3 million charges for 1998, 1997, 1996, 1995 and 1994, respectively, for purchased in-process product development, write-off of software development costs, restructuring, acquisition related and other one-time charges. Excludes $5.8 million in net general and administrative charges for 1998, principally related to a provision for doubtful accounts.

   ** Excludes all charges per note * above. In addition, excludes $313,000, $7.2 million, and $954,000 equity in losses of joint ventures for 1997, 1996, and 1995 respectively. Excludes operating losses of all discontinued operations and net losses on disposals of discontinued operations totaling $6.2 million and $14.4 million in 1998 and 1997, respectively. Also excludes extraordinary loss on debt extinguishment of $2.4 million in 1997. The resulting adjusted net income applicable to common shareholders is tax effected at 39%.

Supplemental Information
STATEMENT OF OPERATIONS DATA AS ORIGINALLY REPORTED (EXCLUDING ACQUISITIONS ACCOUNTED FOR UNDER THE POOLING OF INTERESTS METHOD OF ACCOUNTING):

(In thousands)                                              Years Ended December 31,
------------------------------------------------------------------------------------------------------
                                            1998          1997         1996         1995         1994
                                          --------      -------      -------      -------      -------
Revenues...............................   $135,151      $90,415      $38,236      $19,846      $11,208
                                          ========      =======      =======      =======      =======
Operating income*......................   $ 20,138      $18,791      $ 7,619      $ 2,807      $ 1,919
                                          ========      =======      =======      =======      =======
Net income applicable to common
        shareholders**.................   $ 15,396      $12,647      $ 4,672      $ 1,363      $   809
                                          ========      =======      =======      =======      =======
Diluted net income per common share**..   $   0.36      $  0.31      $  0.18      $  0.07      $  0.05
                                          ========      =======      =======      =======      =======


    * The results of operations of Premenos, a pooling-of-interests, are excluded from all periods prior to the merger in 4Q97. The results of operations of STI, a pooling-of-interests, are excluded from all periods prior to the merger in 1Q97. Excludes $27.0 million, $40.6 million, $8.8 million and $4.3 million of pre-tax charges for 1998, 1997, 1996 and 1994, respectively, for purchased in-process product development, write-off of software development costs, restructuring, acquisition related and other one-time charges. Excludes $5.8 million in net general and administrative charges for 1998, principally related to a provision for doubtful accounts.

   ** Excludes all charges per note * above. The results of operations of Premenos, a pooling-of-interests, are excluded from all periods prior to the merger in 4Q97. The results of operations of STI, a pooling-of-interests, are excluded from all periods prior to the merger in 1Q97.
      In addition, excludes $7.0 million and $954,000 for 1996 and 1995, respectively, of equity in loss of HNS. Also excludes $2.4 million loss on extinguishment of debt in 1997. Excludes operating losses of all discontinued operations and net losses on disposals of discontinued operations totaling $6.2 million and $14.4 million in 1998 and 1997. The resulting net income applicable to common shareholders is tax effected at 39%.

                         QUARTERLY RESULTS OF OPERATIONS
                                   (UNAUDITED)

(In thousands, except per share data)                                    THREE MONTHS ENDED
--------------------------------------------------------------------------------------------------------
                                                            MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                             1998        1998         1998         1998
                                                            -------     -------     --------     -------

Revenues..................................................  $30,052     $33,178     $ 35,420     $36,501
                                                            =======     =======     ========     =======

Gross margin..............................................  $21,910     $23,885     $ 24,846     $25,074
                                                            =======     =======     ========     =======

Operating income (loss)...................................  $(2,296)    $ 1,339     $(16,755)    $ 5,060
                                                            =======     =======     ========     =======

Net income (loss) applicable to common shareholders.......  $(1,338)    $ 1,960     $(23,444)    $ 8,110
                                                            =======     =======     ========     =======

Net income (loss) per share of common stock...............  $ (0.03)    $  0.04     $  (0.56)    $  0.19
                                                            =======     =======     ========     =======

Weighted average number of common
        shares outstanding................................   41,046      44,480       42,163      41,772
                                                            =======     =======     ========     =======


Net income applicable to common shareholders (excluding
        charges listed separately below)*.................  $ 4,418     $ 4,696     $  2,980     $ 3,302
                                                            =======     =======     ========     =======

Net income per common share (excluding charges listed
        separately below)*................................  $  0.10     $  0.11     $   0.07     $  0.08
                                                            =======     =======     ========     =======


(In thousands, except per share data)                                      THREE MONTHS ENDED
-----------------------------------------------------------------------------------------------------------
                                                             MAR. 31,     JUNE 30,    SEPT. 30,    DEC. 31,
                                                               1997        1997         1997         1997
                                                            ---------     -------     --------     --------

Revenues..................................................  $  24,320     $28,418     $ 29,153     $ 36,330
                                                            =========     =======     ========     ========

Gross margin..............................................  $  17,638     $21,052     $ 21,683     $ 27,338
                                                            =========     =======     ========     ========

Operating income (loss)...................................  $ (14,911)    $ 3,767     $    912     $(12,473)
                                                            =========     =======     ========     ========

Net income (loss) applicable to common shareholders.......  $ (16,353)    $ 2,724     $ (8,970)    $(16,448)
                                                            =========     =======     ========     ========

Net income (loss) per share of common stock...............  $   (0.45)    $  0.07     $  (0.23)    $  (0.40)
                                                            =========     =======     ========     ========

Weighted average number of common
        shares outstanding................................     36,250      38,987       38,930       40,749
                                                            =========     =======     ========     ========

                                                                                                   --------

Net income applicable to common shareholders (excluding
        charges listed separately below)**................  $   1,254     $ 2,745     $  3,706     $  5,730
                                                            =========     =======     ========     ========

Net income per common share (excluding charges listed
        separately below)**...............................  $    0.03     $  0.07     $   0.09     $   0.13
                                                            =========     =======     ========     ========

    * Excludes pre-tax charge of $8.0 million for the quarter ended March 31, 1998, $5.0 million for the quarter ended June 30, 1998 and $14.0 million for the quarter ended September 30, 1998 for purchased in-process product development, write-off of software development costs, restructuring, acquisition related and other charges. Also excludes $6.5 million in general and administrative charges and $700,000 in recovery related to allowance for doubtful accounts for the quarters ended September 30 and December 31, 1998, respectively. Also excludes losses on discontinued operations of TrustedLink Procurement ("TLP") of $217,000 for the quarter ended March 31, 1998, $637,000 for the quarter ended June 30, 1998 and $938,000 for the quarter ended September 30, 1998. Also excludes a $6.4 million loss on the disposal of TLP in the quarter ended September 30, 1998 and income of $2.0 million on the disposal of TrustedLink Banker "(Banker") division for the quarter ended December 31, 1998. The resulting adjusted net income applicable to common shareholders is tax affected at 39%.

   ** Excludes pre-tax charge of $16.2 million for quarter ended March 31, 1997, $3.8 million for the quarter ended September 30, 1997 and $20.5 million for at the quarter ended December 31, 1997 for purchased in-process product development, write-off of software development costs, restructuring, acquisition related and other charges. Also excludes a $2.4 million charge for quarter ended March 31, 1997 for extraordinary loss on debt extinguishment and a $4.0 million charge for quarter ended December 31, 1997 for loss on disposal of Banker, including provision for operating losses during phase-out period. Also excludes results of discontinued operations of Banker and TLP of $47,000 income for the quarter ended March 31, 1997, $12,000 loss for the quarter ended June 30, 1997, $10.5 million loss for the quarter ended September 30, 1997 and $49,000 income for the quarter ended December 31, 1997. The resulting adjusted net income applicable to common shareholders is tax affected at 39%.

OVERVIEW

ABOUT THE COMPANY

         Harbinger Corporation (the "Company") generates revenues from various sources, including for services and license fees and royalties for software. Revenues for services principally include subscription fees for transactions on the Company's Value Added Network ("VAN") and Internet Value Added Server ("IVAS"), software maintenance and implementation charges and professional service fees for consulting and training services. Subscription fees are based on a combination of monthly access charges and transaction-based usage charges and are recognized based on actual charges incurred each month. Software maintenance and implementation revenues represent recurring charges to customers and are deferred and recognized ratably over the service period. Revenues for professional services are based on actual services rendered and are recognized as services are performed. License fees for software are generally recognized upon shipment, net of estimated returns. Software revenues also include royalty revenues under distribution agreements with third parties which are recognized either on shipment of software to a distributor or upon sales to end users by a distributor depending on the terms of the distribution agreement.

         As a result of acquisitions in the last three years, the Company incurred acquisition and integration related, restructuring and other charges ("Charges") during 1996, 1997 and 1998 of $13.4 million, $40.6 million and $27.0 million, respectively. The costs related to acquisitions and integration include activities such as cross training, planning, product integration and marketing ("Integration Activities"). Due to Integration Activities in the years ended December 31, 1998 and 1997, certain internal expense allocations ("Integration Activity Costs") included within the Charges in the consolidated statements of operations may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. On September 30, 1998 the Company implemented a restructuring plan that included the termination of approximately 10% of its personnel, the announcement of the phase-out of certain non-strategic software products and the realignment of its internal organizational structure, including the roles of certain senior management. The costs related to restructuring include asset and intangible asset write-downs, termination benefits to former employees and estimates for lease termination costs and liabilities associated with phased-out products. A portion of Charges includes management estimates. Actual costs could differ from such estimates.

         On May 15, 1998 the Company paid a stock split in the form of a stock dividend on the Company's common stock to shareholders of record on May 1, 1998 as a result of a three-for-two split declared by the Board of Directors on April 24, 1998. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been restated to reflect the split for all periods presented.

         On September 30, 1998 the Company announced its intention to divest its TrustedLink Procurement business (see Note 12 to the accompanying audited consolidated financial statements) during the next 12 months. The results of operations for this business have been reclassified to discontinued operations for all periods in the accompanying audited consolidated statements of operations.

         On October 1, 1998 the Board of Directors approved a stock repurchase program authorizing the repurchase of up to 10% of the Company's outstanding common stock over the next 12 months. As of December 31, 1998 the Company had repurchased 1,562,000 shares of common stock at an aggregate cost of $7.4 million.

1998 ACQUISITIONS

         Effective March 31, 1998 the Company acquired EDI Works! LLC ("EDI Works!"), a Texas limited liability company, for 194,497 shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. The EDI Works! business combination is not material, and therefore has been accounted for as an immaterial pooling. The results of operations of EDI Works! are included in the Company's consolidated statement of operations for the year ended December

31, 1998. In connection with the EDI Works! acquisition, the Company incurred Charges of $805,000 in the consolidated statement of operations for the year ended December 31, 1998.

         Effective July 9, 1998, the Company acquired substantially all of the assets of the Materials Management Division of MACTEC, Inc., located in Tulsa, Oklahoma, for approximately $3.5 million in cash, subject to certain post-closing adjustments. The Company recorded the acquisition using the purchase method of accounting, with approximately $3.5 million recorded to goodwill to be amortized ratably over 10 years.

PRIOR ACQUISITIONS

         The company completed 13 acquisitions in 1997 and 1996, through a combination of cash outlays totaling $23.9 million, the issuance of 13,186,000 shares of the Company's common stock and the issuance of 606,000 stock options and warrants. One acquisition was accounted for by the Company prior to the January 1, 1997 acquisition date using the equity method of accounting, which reflected losses in the Company's 1996 statements of operations. Two of the 1997 acquisitions were accounted for using the pooling-of-interests method of accounting and the Company's financial position and results of operations were retroactively restated for all periods prior to the respective acquisition dates. The acquisitions completed during 1997 and 1996 are fully described in
Note 2 to the Company's accompanying consolidated financial statements.

RESULTS OF OPERATIONS

         The following table presents, for the periods indicated, the percentage relationship of consolidated statements of operations data items to total revenues.


                                                                                           Percentage of Total Revenues
                                                                                        ---------------------------------
                                                                                             Years Ended December 31,
                                                                                        ---------------------------------
                                                                                         1998          1997          1996
                                                                                        -----         -----         -----
Revenues:
    Services .....................................................................       65.2%         53.6%         51.8%
    Software .....................................................................       34.8          46.4          48.2
                                                                                        -----         -----         -----
         Total revenues ..........................................................      100.0         100.0         100.0
                                                                                        -----         -----         -----
Direct costs:
    Services .....................................................................       26.1          19.2          18.3
    Software .....................................................................        3.1           6.6           7.6
                                                                                        -----         -----         -----
         Total direct costs ......................................................       29.2          25.8          25.9
                                                                                        -----         -----         -----
         Gross margin ............................................................       70.8          74.2          74.1
                                                                                        -----         -----         -----
Operating costs:
    Selling and marketing ........................................................       23.3          22.6          28.0
    General and administrative ...................................................       22.9          17.6          19.4
    Depreciation and amortization ................................................        6.0           6.0           5.3
    Product development ..........................................................        8.0          12.9          18.3
    Charge for purchased in-process product development,
         write-off of software development costs, restructuring,
         acquisition related and other charges ...................................       20.0          34.3          15.1
                                                                                        -----         -----         -----
                Total operating costs ............................................       80.2          93.4          86.1
                                                                                        -----         -----         -----
                      Operating loss .............................................       (9.4)        (19.2)        (12.0)
                                                                                        -----         -----         -----
Interest income, net .............................................................       (3.6)         (3.3)         (3.2)
Equity in losses of joint ventures ...............................................         --           0.3           8.1
                                                                                        -----         -----         -----
                      Loss from continuing operations
                         before income taxes .....................................       (5.8)        (16.2)        (16.9)
Income tax expense ...............................................................        0.5           2.6           1.1
                                                                                        -----         -----         -----

                    Loss from continuing operations .................................................   (6.3)     (18.8)    (18.0)
                                                                                                       -----      -----     -----
Loss from operations of  TrustedLink Procurement business
   and TrustedLink Banker division ..................................................................   (1.3)      (8.8)       --
Loss on disposal of TrustedLink Procurement business and
   TrustedLink Banker division, including provisions for operating  losses during phase-out periods     (3.3)      (3.4)       --
                                                                                                       -----      -----     -----
                    Loss before extraordinary item ..................................................  (10.9)     (31.0)    (18.0)
Extraordinary loss on debt extinguishment ...........................................................     --       (2.0)       --
Preferred stock dividends ...........................................................................     --         --        --
                                                                                                       -----      -----     -----
                    Net loss applicable to common
                       shareholders .................................................................  (10.9)%    (33.0)%   (18.0)%
                                                                                                       =====      =====     =====


         Revenues. Total revenues increased from $89.2 million in 1996 to $118.2 million in 1997 and to $135.2 million in 1998. Revenues for services increased from $46.2 million in 1996 to $63.4 million in 1997 and to $88.1 million in 1998. These increases, partly attributable to acquisitions made in the last three years, reflect growth in subscription fees, professional services and maintenance. Subscription fees increased each year as a result of increased subscribers to the Company's VAN and IVAS plus increases in the average transaction volume per customer each year. Software revenues increased from $43.0 million in 1996 to $54.8 million in 1997 and to $47.1 million in 1998. The decrease in 1998 compared to 1997 was primarily attributable to decreased royalty revenues from resellers. The increase in 1997 as compared to 1996 was primarily the result of increases in domestic PC and enterprise software sales, sales from the Company's European subsidiaries, software sales from 1997 acquisitions and increases in revenues derived through the Company's network of international distributors.

         Direct Costs. Direct costs for services increased from $16.3 million in 1996 to $22.7 million in 1997 and to $35.2 million in 1998. As a percentage of services revenues these costs were 35.4% in 1996, 35.8% in 1997 and 40.0% in 1998. The increase in direct costs as a percentage of services revenues in 1998 compared to 1997 is primarily attributable to the mix of services revenue, which in 1998 included a larger percentage of professional services. The Company increased its emphasis on professional services in response to the market need for more integrated solutions. The increase in direct costs in 1998 was partially offset by the impact of Integration Activity Costs. The increase as a percentage of services revenues in 1997 compared to 1996 primarily reflects the higher mix of lower-margin professional services revenues at the Company's European subsidiaries, which were acquired in March 1996. Direct software costs increased from $6.8 million in 1996 to $7.8 million in 1997 and decreased to $4.2 million in 1998. Direct software costs as a percentage of software revenues were 15.7% in 1996, 14.2% in 1997 and 8.9% in 1998. The decrease in direct software costs as a percentage of software revenues in 1998 compared to 1997 reflects the effects of a decrease in software amortization as a result of writing off capitalized and purchased software development in connection with certain business combinations in 1997 and a decrease in royalty and other fees paid by the Company to third parties. The decrease in direct software costs as a percentage of software revenues in 1997 compared to 1996 primarily reflects the effect of higher-margin royalty revenues from certain distributors, licensing of higher-margin software products and decreases in software amortization as a result of write-offs of software development in connection with a business combination.

         Selling and Marketing. Selling and marketing expenses increased from $25.0 million in 1996 to $26.7 million in 1997 and to $31.5 million in 1998. As a percentage of revenues these expenses were 28.0% in 1996, 22.6% in 1997 and 23.3% in 1998. The slight increase in selling and marketing expenses as a percentage of revenues in 1998 compared to 1997 reflects an increase in sales and marketing personnel and related selling costs and a decrease in Integration Activity Costs. The decrease in selling and marketing expenses as a percentage of revenues in 1997 compared to 1996 principally reflects the effect of increased services revenues, efficiencies associated with other costs to support increased sales activity and the effect of Integration Activity Costs.

         General and Administrative. General and administrative expenses increased from $17.3 million in 1996 to $20.8 million in 1997 and to $30.9 million in 1998. As a percentage of revenues these expenses were 19.4% in 1996, 17.6% in 1997 and 22.9% in 1998. The increase in general and administrative expenses in 1998 compared to 1997 is primarily due to an increase of $6.3 million to the Company's allowance for doubtful accounts in 1998. Of this increase, approximately $5.8 million relates primarily to management's concern regarding the financial condition of a reseller and certain other customer accounts. Management intends to continue to pursue collections of these accounts, but has established the reserve based on management's estimate of collectibility for these accounts. Actual results could differ from this estimate. Excluding the impact of this increase to the allowance for doubtful accounts, general and administrative expenses would have increased to $25.1 million or 18.6% of revenues for 1998. The increase in adjusted general and administrative expenses as a percentage of revenues in 1998 compared to 1997 is attributable to an increase in personnel and associated costs in both the Company's domestic and European operations, an increase in rent for expanded office space, adjustments to compensation related accruals and a decrease in Integration Activity Costs between periods. The decrease in general and administrative expenses as a percentage of revenues in 1997 as compared to 1996 reflects efficiencies associated with expanding the Company's operations, the effect of increases in software and services revenues and the effect of Integration Activity Costs.

         Depreciation and Amortization. Depreciation and amortization increased from $4.7 million in 1996 to $7.1 million in 1997 and to $8.1 million in 1998. As a percentage of revenues these expenses increased from 5.3% in 1996 to 6.0% in 1997 and 1998. The increase in depreciation and amortization expense in both years is a result of additions to fixed assets and increased intangible assets acquired through business combinations during the last three years.

         Product Development. Total expenditures for product development, including capitalized software development costs, decreased from $21.1 million in 1996 to $20.3 million in 1997 and to $14.4 million in 1998. Total expenses for product development decreased from $16.3 million in 1996 to $15.3 million in 1997 to $10.8 million in 1998. As a percentage of revenues total product development expenses decreased from 18.3% in 1996 to 12.9% in 1997 and to 8.0% in 1998. The decrease in product development expenses in 1998 compared to 1997 is primarily attributable to efficiencies gained in consolidating development resources of acquired companies, offset by the impact of Integration Activity Costs. The decrease in 1997 compared to 1996 is due to increased synergies realized from an early 1997 acquisition and the effect of Integration Activity Costs. The Company capitalized software development costs of $4.8 million, $5.0 million and $3.6 million in 1996, 1997 and 1998, respectively, which represented 22.7%, 24.7% and 24.8% of total expenditures for product development in these respective periods. The decrease in the amounts capitalized in 1998 compared to 1997 reflects a decrease in development activities associated with products that have reached technological feasibility. The increase in the amounts capitalized in 1997 compared to 1996 reflects the Company incurring greater product development costs in 1997 on products that had reached technological feasibility. Amortization of capitalized software development costs included in direct costs of software totaled $3.4 million, $3.7 million and $1.6 million in 1996, 1997 and 1998, respectively.

         Charge for Purchased In-Process Product Development, Write-Off of Software Development Costs, Restructuring, Acquisition Related and Other Charges. The Company incurred Charges of $13.5 million in 1996, $40.6 million in 1997 and $27.0 million in 1998 as a result of 15 acquisitions and two restructurings in the last three years. For 1998 and 1997, approximately $4.1 million and $7.8 million, respectively, in Charges were Integration Activity Costs which may recur in other expense categories in the future and may result in an increase in some expense categories as a percentage of total revenues. (See Note 11 to the accompanying audited consolidated financial statements.)

         Equity in Losses of Joint Ventures. Of the Company's $7.2 million equity in losses of joint ventures recognized in 1996, $7.0 million was attributable to Harbinger NET Services, LLC, ("HNS") which was subsequently acquired by the Company on January 1, 1997. (See Note 2 to the accompanying audited consolidated financial statements.)

         Income Taxes. The Company recorded income tax expense of $996,000, $3.1 million and $705,000 in 1996, 1997 and 1998. Taxable income of $7.4 million will be required in future years to realize the Company's net deferred income tax assets at December 31, 1998 of $2.8 million, net of a valuation allowance of $27.8 million. Future decreases of $3.3 million in the total valuation allowance of $27.8 million at December 31, 1998 relate to foreign net operating loss carryforwards and will reduce the intangibles associated with those acquisitions as those net operating loss carryforwards are realized.

         Discontinued Operations. The Company discontinued its TrustedLink Procurement business ("TLP") on September 30, 1998 and its TrustedLink Banker division ("Banker") on December 31, 1997, both of which had been generating lower than desired profitability and growth and which management deemed to be no longer strategic to the Company. The results of TLP and Banker for all years presented are reported in the accompanying reclassified audited consolidated statements of operations under "Loss from operations of TrustedLink Procurement business and TrustedLink Banker division." Reclassified losses for the TLP business were $10.3 million and $1.8 million for 1997 and 1998, respectively. Reclassified losses for Banker were $30,000 and $121,000 for 1996 and 1997, respectively. For Banker the Company provided for an estimated anticipated loss of $4.0 million related to the discontinuance of the division, including an estimated $2.3 million for operating losses during the phase-out period. As of December 31, 1998 the disposal of Banker was substantially complete and $2.0 million in anticipated losses not incurred was recorded as a reduction to "Loss on disposal of TrustedLink Banker" on the statements of operations in 1998.

         For TLP the Company provided for an estimated anticipated loss on the disposal of the business of $6.4 million, including $2.9 million for operating losses during the phase-out period. Actual results differing from this estimate could impact the Company's results favorably or negatively in future periods. Operating losses incurred from October 1, 1998 to December 31, 1998 were $670,000.

         Loss on Extinguishment of Debt. The Company recorded a loss of $2.4 million on debt extinguishment in the first quarter of 1997 related to acquiring HNS.

         Net Loss and Loss Per Share. The Company realized net losses applicable to common shareholders of $16.1 million or $0.46 per share in 1996, $39.0 million or $1.02 per share in 1997 and $14.7 million or $0.35 per share in 1998. Net income for 1998, adjusted to exclude Charges, a specific $5.8 million net charge to general and administrative expenses and discontinued operations, net of the effect of income taxes at 39%, would have been $15.4 million or $0.36 per share. Net income for 1998, excluding all aforementioned charges except the specific $5.8 million net charge to general and administrative expenses, would have been $11.9 million, or $0.27 per share. Net income for 1997, adjusted to exclude Charges, an extraordinary loss on debt extinguishment and discontinued operations, net of the effect of income taxes at 39%, would have been $13.4 million or $0.33 per share. Net income for 1996, adjusted to exclude Charges and equity in losses of joint ventures, net of the effect of income taxes at 39%, would have been $3.4 million or $0.09 per share.

LIQUIDITY AND CAPITAL RESOURCES

         Working capital decreased from $94.3 million at December 31, 1997 to $79.3 million at December 31, 1998, primarily as a result of repurchases of the Company's common stock, capital expenditures and an acquisition, offset by positive cash flows. Cash and short-term investments totaled $102.1 million or 55.6% of total assets at December 31, 1997 and $92.3 million or 51.8% of total assets at December 31, 1998. Since its inception the Company has financed its operations through a combination of private and public equity and debt financing, various credit facilities with a bank and cash flows from operations. Net cash provided by operating activities was $11.9 million in 1996, $1.6 million in 1997 and $6.2 million in 1998. Net cash used in investing activities was $1.3 million in 1996, $30.1 million in 1997 and $46.8 million in 1998. The increase in net cash used in investing activities in 1998 compared to 1997 was a result of increases in short-term investments and purchases of property and equipment, offset by decreases in cash expended to acquire companies and decreases in capitalized software development costs in 1998. The increase in net cash used by investing activities for 1997 compared to 1996 was primarily a result of an increase in short-term investments in 1996. Net cash provided by financing activities was $570,000 in 1996, $59.1 million in 1997 and $3.7 million in 1998. The decrease in net cash provided by financing activities in 1998 compared to 1997 was a result of repurchases of the Company's common stock in 1998 and a secondary offering of common stock in 1997, offset by the impact of increased cash provided in 1998 from the exercise of stock options and purchases of shares through the employee stock purchase plan. The increase in net cash provided by financing activities in 1997 compared to 1996 was primarily attributable to the Company's secondary offering of common stock in 1997.

         During 1998 the Company paid all its remaining current portions of long-term debt and as of December 31, 1998 the Company had no material borrowings outstanding. Due to its strong cash and short-term investment position the Company converted its $10 million line of credit to an uncommitted facility in 1998. Therefore, the Company is not subject to restrictive covenants or commitment fees. The Company has commitments for operating leases on its office space totaling $45.4 million through 2008. In conjunction with one lease the Company was required to provide a standby letter of credit, which was $1.7 million at December 31, 1998.

         Management expects that the Company will continue to be able to fund its operations, investment needs and capital expenditures through cash flows generated from operations, cash on hand, borrowings under the Company's uncommitted credit facility and additional equity and debt capital. Management believes that outside sources for debt and additional equity capital, if needed, will be available to finance expansion projects and any potential future acquisitions. The form of financing will vary depending upon prevailing market and other conditions and may include short or long-term borrowings from financial institutions, or the issuance of additional equity or debt securities. However, there can be no assurances that funds will be available on terms acceptable to the Company. Several factors could have an impact on the Company's cash flows in the upcoming year, including the effects of the Company's common stock repurchase program, liquidation of liabilities incurred due to Charges and discontinued operations and anticipated outlays for the Company's ongoing effort to enhance and consolidate its information technology infrastructure. The Company's Board of Directors has approved a stock repurchase program authorizing the repurchase of up to 10% of the Company's outstanding common stock. There is a possibility that the Board may increase the authorized level of repurchases. The Company does not believe that inflation has had a material impact on its business. However, there can be no assurance that the Company's business will not be affected by inflation in the future.


YEAR 2000 COMPLIANCE

         Many currently installed computer systems and software products will not properly process date information in the time period leading up to, including and following the year 2000. These systems and products often store and process the year field of date information as two-digit numbers, and misinterpret dates in the year 2000 and beyond as being dates in the year 1900 or subsequent years. This "Year 2000" issue impacts the Company both with respect to its customers as a developer and vendor of computer software products and services and internally for its information technology ("IT") and non-IT systems.

         The Company formed a Year 2000 Steering Committee in July 1998 to formally address the Company's Year 2000 issues, which formalized the Company's Year 2000 assessment program begun in March 1997. The Year 2000 Steering Committee has overseen the Company's Year 2000 Readiness Assessment Program, which includes establishing the Company's standard for Year 2000 Readiness; designing test parameters for its products, IT and non-IT systems; overseeing the Company's remediation program, including establishing priorities for remediation and allocating available resources; overseeing the communication of the status of the Company's efforts to its customers; and establishing contingency plans in the event the Company experiences Year 2000 disruptions.

         The Company describes its products and services as "Year 2000 Ready" when they have been successfully tested using the procedure proscribed in its Readiness Assessment Program. This procedure defines the criteria used to design tests that seek to determine the Year 2000 readiness of a product. Under the Company's criteria, a software product is Year 2000 Ready if it:

         1. Correctly handles date information before, during and after January 1, 2000, accepting date input, providing date output and performing calculation on dates or portions of dates.

         2. Functions accurately and without interruption before, during and after January 1, 2000 without changes in operation associated with the advent of the new century, assuming correct configuration.

         3. Where appropriate, responds to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and pre-determined manner.

         4. Stores and provides output of date information in ways that are unambiguous as to century.

         5. Manages the leap year occurring in the year 2000, following the quad-centennial rule.

         As of December 31, 1998 Company management estimates that approximately 95% of its product readiness testing has been completed. While most of the Company's products are presently Year 2000 Ready, the Company currently estimates that all of its continuing products will be available to customers in a Year 2000 Ready version by the end of the first quarter of 1999. Certain of the Company's customers are currently using legacy versions of the Company's products for which a Year 2000 Ready version will not be developed. The Company has developed migration plans to move such customers to functionally similar Year 2000 Ready products. The Company has implemented a Web site on the Internet that includes a general overview of the Company's Readiness Assessment Program, including a list of products and the applicable Year 2000 Ready version numbers of such products.

         The Company is presently engaged in a significant upgrade of substantially all of its core IT systems, including those related to sales, customer service, human resources, finance, accounting and other enterprise resource planning functions, as a result of its growth in recent years. The Company believes that the upgraded systems, which it expects to have substantially implemented by mid-year 1999, are all Year 2000 Ready. The Company is reviewing its remaining non-core IT systems for Year 2000 Readiness, and expects to modify, replace or discontinue the use of non-compliant systems before the end of 1999. In addition, the Company is in the process of evaluating its Year 2000 readiness with respect to non-IT systems, including systems embedded in the Company's communications and office facilities. In many cases these facilities have been recently upgraded or are scheduled to be upgraded before year-end 1999 as a result of the Company's growth in recent years. The Company is in the process of distributing surveys to its principal IT and non-IT systems and services vendors soliciting information on their Year 2000 Readiness as part of this review. The Company is also surveying its vendors' Web sites for additional related information.

         The majority of the work performed for the Company's Year 2000 Readiness Assessment Program has been completed by the Company's staff. Additionally, the Company engaged outside advisors to evaluate the Readiness Assessment Program and to participate in certain elements of product testing. The total costs for completing the Year 2000 Readiness Assessment Program, including modifications to the Company's software products, is estimated to be between $1 million and $2 million, funded through the Company's internal operating cash flows. This cost does not include the cost for new software, or for modifications to existing software, for the Company's core IT and non-IT systems, as these projects were not accelerated due to the Year 2000 issue. Approximately $100,000 to $200,000 in cost remains to be incurred to complete the Company's Readiness Assessment Program.

         The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues in a variety of ways. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company. Potential customers may also choose to defer purchasing Year 2000 compliant products until they believe it is absolutely necessary, thus resulting in potentially stalled market sales within the industry. Conversely, Year 2000 issues may cause other companies to accelerate purchases, thereby causing an increase in short-term demand and a consequent decrease in long-term demand for software products. In addition, Year 2000 issues could cause a significant number of companies, including current Company customers, to reevaluate their current software needs, and as a result switch to other systems or suppliers. Any of the foregoing could result in a material adverse effect on the Company's business, operating results and financial condition.

         At present the Company has only preliminarily discussed contingency plans in the event that Year 2000 non-compliance issues materialize. The Company expects to formalize its contingency plans prior to year-end 1999. In the case of certain of the Company's value-added network operations, it will be difficult for the Company to seamlessly implement alternative service arrangements due to the nature and complexity of the customer interface. While the Company believes that its Readiness Assessment Program is addressing the risks specific to the Company for the Year 2000 issue, including its operations in markets outside of the United States, it cannot be assured that events will not occur that could have a material adverse impact on its business, operating results and financial condition. Such events include the risk of lawsuits from customers and the inability to process data internally on the Company's IT systems. Further, the Company is aware of the risk that domestic and international third parties, including vendors and customers of the Company, will not adequately address the Year 2000 problem and the resultant potential adverse impact on the Company. Regardless of whether the Company's products are Year 2000 compliant, there can be no assurance that customers will not assert Year 2000 related claims against the Company.

EURO CONVERSION

         Effective January 1, 1999, 11 of the 15 member countries of the European Union are scheduled to adopt a single European currency, the Euro, as their common legal currency. Like many companies that operate in Europe, various aspects of the Company's business will be affected by the conversion to the Euro. The Company is currently evaluating its products and systems. The failure to adequately address the Euro conversion issues could affect the Company's ability to offer software and services in the affected countries, as well as its ability to operate internal systems. While the Company believes that it can successfully remediate all related issues, there can be no assurance that it will do so in a timely manner. The failure to do so could have an adverse effect on the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

         The Company has not entered into any transactions using derivative financial instruments or derivative commodity instruments and believes its exposure to interest rate risk, foreign currency exchange rate risk and other relevant market risks is not material.

FORWARD LOOKING STATEMENTS

         Other than historical information contained herein, certain statements included in this report may constitute "forward looking" statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 related to the Company that involve risks and uncertainties including, but not limited to, quarterly fluctuations in results, the management of growth, market acceptance of certain products, impact of Year 2000 compliance and other risks. For further information about these and other factors that could affect the Company's future results, please see Exhibit 99.1 to this Form 10-K. Investors are cautioned that any forward looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by such forward looking statements. The Company undertakes no obligation to update or revise forward looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                         DECEMBER 31,
                                                                                                   -------------------------
                                     ASSETS                                                          1998            1997
                                                                                                   ---------       ---------
Current assets:
          Cash and cash equivalents .........................................................      $  33,059       $  69,811
          Short-term investments ............................................................         59,248          32,333
          Accounts receivable, less allowances for returns and doubtful accounts of $5,464 and $2,790 in 1998 and 1997,
                  respectively ..............................................................         35,891          35,017
          Royalties receivable, less allowance for doubtful
                  accounts of $3,614 in 1998 ................................................          1,730           5,364
          Deferred income taxes .............................................................          2,103           1,892
          Other current assets ..............................................................          5,622           3,431
                                                                                                   ---------       ---------
                           Total current assets .............................................        137,653         147,848
                                                                                                   ---------       ---------
Property and equipment, less accumulated depreciation
         and amortization ...................................................................         23,150          18,167
Intangible assets, less accumulated amortization ............................................         16,803          16,464
Deferred income taxes .......................................................................            698             909
Other non-current assets ....................................................................             65             171
                                                                                                   ---------       ---------
                                                                                                   $ 178,369       $ 183,559
                                                                                                   =========       =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Accounts payable ...................................................................      $   5,566       $   8,734
         Accrued expenses ...................................................................         31,571          25,835
         Deferred revenues ..................................................................         21,213          18,349
         Current portion of long-term debt ..................................................             --             623
                                                                                                   ---------       ---------
                           Total current liabilities ........................................         58,350          53,541
                                                                                                   ---------       ---------

Commitments and contingencies

Zero coupon redeemable preferred stock, no par value; 2,000,000
           shares authorized, issued and outstanding ........................................             --              --

Shareholders' equity:
         Preferred stock, no par value; 18,000,000 shares authorized;
                   none issued and outstanding ..............................................             --              --
         Common stock, $0.0001 par value; 100,000,000 shares
                  authorized; 42,313,031 and 40,827,856 shares issued
                  as of December 31, 1998 and 1997, respectively ............................              4               4
         Additional paid-in capital .........................................................        201,615         189,841
         Accumulated deficit ................................................................        (73,528)        (58,945)
         Accumulated other comprehensive loss ...............................................           (622)           (882)
         Treasury stock, 1,562,100 shares as of December 31, 1998 ...........................         (7,450)             --
                                                                                                   ---------       ---------
                           Total shareholders' equity .......................................        120,019         130,018
                                                                                                   ---------       ---------
                                                                                                   $ 178,369       $ 183,559
                                                                                                   =========       =========


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              YEARS ENDED DECEMBER 31,
                                                                                      ----------------------------------------
                                                                                        1998            1997            1996
                                                                                      --------        --------        --------
Revenues:
         Services ..............................................................      $ 88,067        $ 63,417        $ 46,225
         Software ..............................................................        47,084          54,804          43,020
                                                                                      --------        --------        --------
                         Total revenues ........................................       135,151         118,221          89,245
                                                                                      --------        --------        --------
Direct costs:
         Services ..............................................................        35,233          22,710          16,346
         Software ..............................................................         4,203           7,800           6,766
                                                                                      --------        --------        --------
                         Total direct costs ....................................        39,436          30,510          23,112
                                                                                      --------        --------        --------
                                    Gross margin ...............................        95,715          87,711          66,133
                                                                                      --------        --------        --------

Operating costs:
         Selling and marketing .................................................        31,545          26,723          25,032
         General and administrative ............................................        30,876          20,775          17,293
         Depreciation and amortization .........................................         8,101           7,096           4,695
         Product development ...................................................        10,818          15,267          16,305
         Charge for purchased in-process product development, write-off of software development costs, restructuring, acquisition related
                  and other charges ............................................        27,027          40,555          13,475
                                                                                      --------        --------        --------
                           Total operating costs ...............................       108,367         110,416          76,800
                                                                                      --------        --------        --------
                                    Operating loss .............................       (12,652)        (22,705)        (10,667)

Interest income, net ...........................................................        (4,830)         (3,914)         (2,838)
Equity in losses of joint ventures .............................................            --             313           7,204
Minority interest (income) loss ................................................            --              (2)              4
                                                                                      --------        --------        --------
                                    Loss from continuing operations before
                                             income taxes ......................        (7,822)        (19,102)        (15,037)
Income tax expense .............................................................           705           3,093             996
                                                                                      --------        --------        --------
                                    Loss from continuing operations ............        (8,527)        (22,195)        (16,033)
Discontinued operations:
         Loss from operations of TrustedLink Procurement business
                  and TrustedLink Banker division ..............................        (1,793)        (10,433)            (30)
         Loss on disposal of TrustedLink Procurement business in 1998, including provision of $2.9 million for operating losses
                  during phase-out period, and TrustedLink Banker division in
                  1997, including provision for operating losses during
                  phase-out period of $2.3 million .............................        (4,392)         (4,000)             --
                                                                                      --------        --------        --------
                                    Loss before extraordinary item .............       (14,712)        (36,628)        (16,063)
Extraordinary loss on debt extinguishment ......................................            --          (2,419)             --
                                                                                      --------        --------        --------
                                    Net loss ...................................       (14,712)        (39,047)        (16,063)
Preferred stock dividends ......................................................            --              --             (28)
                                                                                      --------        --------        --------
                                    Net loss applicable to common shareholders .      $(14,712)       $(39,047)       $(16,091)
                                                                                      ========        ========        ========


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            1998             1997             1996
                                                          -------          -------          -------
Basic and diluted net loss per common share:
         Loss from continuing operations ...........      $ (0.20)         $ (0.58)         $ (0.46)
         Loss from discontinued operations .........        (0.04)           (0.27)              --
         Loss on disposal of discontinued operations        (0.11)           (0.11)              --
         Extraordinary loss on debt extinguishment .           --            (0.06)              --
         Preferred stock dividends .................           --               --               --
                                                          -------          -------          -------
               Net loss per common share ...........      $ (0.35)         $ (1.02)         $ (0.46)
                                                          =======          =======          =======

Weighted average number of common shares outstanding       41,557           38,162           35,080
                                                          =======          =======          =======


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                                 (IN THOUSANDS)


                                                           YEARS ENDED DECEMBER 31,
                                                    --------------------------------------
                                                      1998           1997           1996
                                                    --------       --------       --------
Net loss applicable to common shareholders ...      $(14,712)      $(39,047)      $(16,091)

Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments ...           260           (744)          (138)
                                                    --------       --------       --------

              Comprehensive Loss .............      $(14,452)      $(39,791)      $(16,229)
                                                    ========       ========       ========


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996


                                                  PREFERRED STOCK, SERIES C         COMMON STOCK
                                                  -------------------------       -------------------
                                                                                                         ADDITIONAL     DEFERRED
                                                                                                          PAID-IN       COMPEN-
                                                    Shares         Amount         SHARES       AMOUNT     CAPITAL       SATION
                                                    ------         ------         ------       ------     -------       ------
BALANCE, DECEMBER 31, 1995 ....................     250,000       $ 2,485       32,519,854      $ 3      $ 94,343       $(137)
Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --            --        1,052,413       --         2,545          --
Tax benefits from stock plans .................          --            --               --       --         2,854          --
Conversion of preferred stock, Series C to
     common stock .............................    (250,000)       (2,489)         316,557       --         2,489          --
Issuance of common stock and options and
      warrants to acquire common stock in
      connection with acquisitions ............          --            --          671,617       --         6,750          --
Reclassification of putable common stock to
     common stock as a result of forfeiture of
     put right ................................          --            --        1,237,500       --         4,675          --
Other transactions ............................          --             4            8,655       --           190         137
Preferred stock dividends .....................          --            --               --       --            --          --
Foreign currency translation adjustment .......          --            --               --       --            --          --
Net loss ......................................          --            --               --       --            --          --
                                                   --------       -------       ----------      ---      --------       -----
BALANCE, DECEMBER 31, 1996 ....................          --            --       35,806,596        3       113,846          --


Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --            --        1,039,749       --         5,098          --
Tax benefits from stock plans .................          --            --               --       --           498          --
Issuance of stock and stock options to purchase
     a debenture and acquire minority  interest
     of subsidiary ............................          --            --          363,432       --         6,416          --
Issuance of common stock and vesting of
     contingent option in connection with
     acquisitions .............................          --            --          513,079       --         3,958          --
Issuance of stock in secondary offering,  net .          --            --        3,105,000        1        60,025          --
Other transactions ............................          --            --               --       --            --          --
Foreign currency translation adjustment .......          --            --               --       --            --          --
Net loss ......................................          --            --               --       --            --          --
                                                   --------       -------       ----------      ---      --------       -----
BALANCE, DECEMBER 31, 1997 ....................          --            --       40,827,856        4       189,841          --


Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --            --        1,289,178       --        11,803          --
Shares purchased ..............................          --            --               --       --            --          --
Immaterial pooling-of-interests ...............          --            --          194,497       --            --          --
Foreign currency translation adjustment .......          --            --               --       --            --          --
Other transactions ............................          --            --            1,500       --           (29)         --
Net loss ......................................          --            --               --       --            --          --
                                                   --------       -------       ----------      ---      --------       -----
BALANCE, DECEMBER 31, 1998 ....................          --       $    --       42,313,031      $ 4      $201,615       $  --
                                                   ========       =======       ==========      ===      ========       =====

                                                                  ACCUMU-
                                                                LATED OTHER        TREASURY STOCK
                                                                  COMPRE-       ----------------------
                                                     ACCUMU-      HENSIVE                                     TOTAL
                                                     LATED        INCOME/                                  SHAREHOLDERS'
                                                    DEFICIT       (LOSS)        SHARES          AMOUNT        EQUITY
                                                    -------       ------        ------          ------        ------
BALANCE, DECEMBER 31, 1995 ....................    $ (3,498)      $  --               --       $    --       $ 93,196
Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --          --               --            --          2,545
Tax benefits from stock plans .................          --          --               --            --          2,854
Conversion of preferred stock, Series C to
     common stock .............................          --          --               --            --             --
Issuance of common stock and options and
      warrants to acquire common stock in
      connection with acquisitions ............          --          --               --            --          6,750
Reclassification of putable common stock to
     common stock as a result of forfeiture of
     put right ................................          --          --               --            --          4,675
Other transactions ............................          (4)         --               --            --            327
Preferred stock dividends .....................         (28)         --               --            --            (28)
Foreign currency translation adjustment .......          --        (138)              --            --           (138)
Net loss ......................................     (16,063)         --               --            --        (16,063)
                                                   --------       -----       ----------       -------       --------
BALANCE, DECEMBER 31, 1996 ....................     (19,593)       (138)              --            --         94,118


Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --          --               --            --          5,098
Tax benefits from stock plans .................          --          --               --            --            498
Issuance of stock and stock options to purchase
     a debenture and acquire minority  interest
     of subsidiary ............................          --          --               --            --          6,416
Issuance of common stock and vesting of
     contingent option in connection with
     acquisitions .............................        (296)         --               --            --          3,662
Issuance of stock in secondary offering,  net .          --          --               --            --         60,026
Other transactions ............................          (9)         --               --            --             (9)
Foreign currency translation adjustment .......          --        (744)              --            --           (744)
Net loss ......................................     (39,047)         --               --            --        (39,047)
                                                   --------       -----       ----------       -------       --------
BALANCE, DECEMBER 31, 1997 ....................     (58,945)       (882)              --            --        130,018


Exercise of stock options and warrants and
     issuance of stock under employee stock
     purchase plan ............................          --          --               --            --         11,803
Shares purchased ..............................          --          --       (1,562,100)       (7,450)        (7,450)
Immaterial pooling-of-interests ...............         129          --               --            --            129
Foreign currency translation adjustment .......          --         260               --            --            260
Other transactions ............................          --          --               --            --            (29)
Net loss ......................................     (14,712)         --               --            --        (14,712)
                                                   --------       -----       ----------       -------       --------
BALANCE, DECEMBER 31, 1998 ....................    $(73,528)      $(622)      (1,562,100)      $(7,450)      $120,019
                                                   ========       =====       ==========       =======       ========


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                     YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                1998           1997           1996
                                                                              --------       --------       --------
Cash flows from operating activities:
     Net loss ..........................................................      $(14,712)      $(39,047)      $(16,063)
     Adjustments to reconcile net loss to net cash provided
          by operating activities:
               Allowance for doubtful accounts .........................         6,288            365          1,384
               Charge for purchased in-process product development,
                    write-off of software development costs, acquisition
                    related and other non-cash charges .................         3,981         26,761         13,005
               Loss on disposal of discontinued operations .............         5,737          4,000             --
               Loss on debt extinguishment .............................            --          2,419             --
               Depreciation and amortization ...........................        10,847         10,917          8,180
               Loss on sale of property and equipment ..................            --            389             54
               Discount amortization on investments ....................          (153)            88           (723)
               Equity in losses of joint ventures ......................            --            302          7,204
               Noncash compensation charges ............................            --             --             40
               Minority interest and other .............................            --           (287)             8
               Deferred income taxes ...................................            --          1,110          1,354
               (Increase) decrease in:
                    Accounts receivable ................................        (3,723)       (13,336)        (6,621)
                    Royalties receivable ...............................            20         (4,027)         1,890
                    Other assets .......................................        (2,256)         1,410         (2,488)
               Increase (decrease) in:
                    Accounts payable and accrued expenses ..............        (2,724)         9,300          2,144
                    Deferred revenues ..................................         2,864          1,260          2,510
                                                                              --------       --------       --------
                         Net cash provided by operating activities .....         6,169          1,624         11,878
                                                                              --------       --------       --------

Cash flows from investing activities:
     Short-term investments ............................................       (26,762)        (2,577)        22,601
     Purchases of property and equipment ...............................       (12,887)        (8,576)        (9,666)
     Additions to software development costs ...........................        (3,572)        (5,014)        (4,798)
     Investment in acquisitions ........................................        (3,547)       (13,924)        (9,524)
     Proceeds from disposal of property and equipment ..................            --              7             57
                                                                              --------       --------       --------
                         Net cash used in investing activities .........       (46,768)       (30,084)        (1,330)
                                                                              --------       --------       --------


          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)


                                                                                      YEARS ENDED DECEMBER 31,
                                                                             --------------------------------------
                                                                                 1998           1997           1996
                                                                             --------       --------       --------
Cash flows from financing activities:
     Dividends paid on preferred stock ................................            --             --            (28)
     Exercise of stock options and warrants and issuance of
          stock under employee stock purchase plan ....................        11,803          5,098          2,545
     Principal payments under notes payable and long-term debt ........          (623)        (2,968)        (3,547)
     Proceeds from issuance of common stock ...........................            --         60,026             --
     Purchases of common stock ........................................        (7,450)            --             --
     Repayments under credit agreement ................................            --         (1,550)            --
     Decrease in restricted cash ......................................            --             --             50
     Increase in note payable to bank, net ............................            --             --          1,550
     Purchase of HNS subordinated debenture ...........................            --         (1,500)            --
                                                                             --------       --------       --------
                    Net cash provided by financing activities .........         3,730         59,106            570
                                                                             --------       --------       --------
Net increase (decrease) in cash and cash equivalents ..................       (36,869)        30,646         11,118
Cash and cash equivalents at beginning of year ........................        69,811         35,697         24,258
Effect of exchange rates on cash held in foreign
     currencies .......................................................            65            (76)           (53)
Cash received from acquisitions .......................................            52          3,544            374
                                                                             --------       --------       --------
Cash and cash equivalents at end of year ..............................      $ 33,059       $ 69,811       $ 35,697
                                                                             ========       ========       ========

Supplemental disclosures:
     Cash paid for interest ...........................................      $     50       $     90       $    407
                                                                             ========       ========       ========
     Cash paid for income taxes .......................................      $    991       $     --       $    152
                                                                             ========       ========       ========

Supplemental disclosures of noncash investing and financing activities:
     Purchase of HNS subordinated debenture in exchange
          for common stock ............................................      $     --       $  4,200       $     --
                                                                             ========       ========       ========
     Acquisition of HNS minority interest in exchange
          for issuance of options .....................................      $     --       $  2,216       $     --
                                                                             ========       ========       ========
     Long-term debt assumed in acquisition of a
          business ....................................................      $     --       $     --       $    670
                                                                             ========       ========       ========
     Acquisition of minority interest in exchange for
          common stock ................................................      $     --       $    392       $     --
                                                                             ========       ========       ========
     Acquisition of businesses in exchange for assumption of
          liabilities and issuance of common stock, options and
          warrants to acquire common stock ............................      $     --       $    454       $ 13,143
                                                                             ========       ========       ========


          See accompanying notes to consolidated financial statements.

                 HARBINGER CORPORATION AND SUBSIDIARIES NOTES TO
                        CONSOLIDATED FINANCIAL STATEMENTS

1.  PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS AND PRESENTATION

         Harbinger Corporation and subsidiaries (the "Company") develops, markets and supports software products and provides computer communications network and consulting services to enable businesses to engage in E-Commerce. The Company's products and services are used by customers in targeted industries, including the petroleum, chemicals, utilities, electronics, distribution, aerospace, automotive, communications, transportation, textile/apparel and healthcare industries both in the United States and certain international markets including Europe, South America and Asia.

         The consolidated financial statements of the Company include the accounts of Harbinger Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         REVENUE RECOGNITION

         The company adopted Statement of Position 97-2, Software Revenue Recognition, on January 1, 1998. The implementation of this statement did not have a material impact on the Company's results of operations.

         Services

         Revenues derived from services include subscription fees, maintenance and implementation fees and consulting, outsourcing and training fees. Subscription fees include both fixed and usage based fees for use of the Company's Value Added Network ("VAN") and Internet Value Added Server ("IVAS") and are recognized over the service period and as transactions are processed. Maintenance and implementation fees are generally billed annually in advance, include fixed fees for customer support and product updates and are recognized ratably over the service period. Consulting, outsourcing and training fees are billed under both time and materials and fixed fee arrangements and are recognized as services are performed.

         Software

         Revenues derived from software license fees are recognized upon shipment, net of estimated returns. Royalty revenues derived through distribution agreements with third parties are recognized either on shipment of software to a distributor or upon sales to end users by a distributor depending on the terms of the distribution agreement.

         Deferred Revenues

         Deferred revenues represent payments received from customers or billings invoiced to customers for software and services billed in advance of revenue recognition.

         DIRECT COSTS

         Direct costs for services include telecommunications charges, the costs of personnel to conduct network operations and customer support, consulting and other personnel related-expenses. Direct costs for software include duplication, packaging and amortization of purchased technology and software development costs, and royalties paid to third-party distributors.

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

         Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations quarterly. As of December 31, 1998 debt securities were classified as held-to-maturity as the Company intended to hold, and had the ability to hold, these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value.

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and other short-term obligations of the U.S. Government.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, generally three to 10 years. Leasehold improvements are amortized straight line over the shorter of the lease or estimated useful life of the asset.

         INVESTMENTS IN JOINT VENTURES

         The Company's 91% investment in Harbinger Net Services, LLC ("HNS") through December 31, 1996 (see Note 2), its 20% investment in Harbinger N.V. ("HNV") through March 31, 1996 (see Note 2) and its investment in other joint ventures are accounted for using the equity method of accounting. The Company applied the equity method of accounting for its investment in HNS because of a shareholders' agreement among all HNS shareholders which provided for all significant operating and management decisions for HNS to be vested in the HNS Board of Managers through December 31, 1996. The HNS Board of Managers was not controlled by the Company (see Note 2).

         INTANGIBLE ASSETS

         Purchased Technology, Goodwill and Other Intangible Assets

         Purchased technology, goodwill and other intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally five to 10 years. The Company evaluates the recoverability of these intangible assets at each period end using the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses the fair value to determine the amount of these intangible assets that should be written off.

         Software Development Costs

         The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement, or (b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed five years. The Company evaluates the net realizable value of its software development costs at each period end using undiscounted estimated future net operating cash flows expected to be derived from the respective software product or enhancement. If such evaluation indicates that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value.

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

         During 1997 the Company acquired SupplyTech, Inc. and SupplyTech, International, LLC (collectively, "STI") (see Note 2). Effective January 1, 1995 SupplyTech, Inc. elected to be taxed as an S corporation under the Internal Revenue Code. The acquisition of SupplyTech, Inc. by the Company terminated the S corporation status under the Internal Revenue Code. Accordingly, SupplyTech, Inc. was taxed as a regular corporation in 1997. SupplyTech International, LLC was incorporated under the laws of the state of Michigan as a limited liability corporation ("LLC"). As an LLC, SupplyTech International, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In 1997 SupplyTech International, LLC's income is included in the Company's consolidated income subject to regular corporate tax. As a result of these elections, STI has been taxed in a manner similar to a partnership for 1996 and has not provided for any federal or state income taxes as the results of operations are passed through to, and the related income taxes become the individual responsibility of, STI's shareholders.

         The pro forma income tax expense for 1996 reflects the income tax expense that would have been reported if STI had been a C corporation and subject to SFAS No. 109 during these periods.

         RECLASSIFICATIONS

         Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform with the 1998 presentation.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, short-term investments, accounts and royalties receivable, accounts payable, accrued expenses and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities.

         FOREIGN CURRENCY TRANSLATION

         Assets and liabilities of the Company's international operations are translated into U.S. dollars at current exchange rates while the related statements of operations are translated at average exchange rates during each reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities are recorded as cumulative foreign currency translation adjustments and reported in the consolidated statements of comprehensive loss.

         STOCK COMPENSATION PLANS

         The Company applies the intrinsic-value-based method of accounting for its nonvariable stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB Opinion No. 25"), and related interpretations. As such, compensation expense would generally be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

2.       ACQUISITIONS

         1998 ACQUISITIONS

         EDI WORKS! LLC ("EDI WORKS!")

         Effective March 31, 1998 the Company acquired EDI Works! LLC ("EDI Works!"), a Texas limited liability company, for 194,497 shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. The EDI Works! business combination is not material, and therefore has been accounted for as an immaterial pooling, with the accumulated earnings of EDI Works! of $129,000 being added directly to the Company's accumulated deficit on the date of acquisition. The results of operations of EDI Works! are included in the Company's consolidated statement of operations for the year ended December 31, 1998. In connection with the EDI Works! acquisition the Company incurred a charge of $805,000 for acquisition related expenses, asset write-downs and integration costs incurred in the consolidated statement of operations for the year ended December 31, 1998.

         MACTEC, INC. ("MACTEC")

         Effective July 9, 1998 the Company acquired substantially all of the assets of the Materials Management Division of MACTEC, Inc. located in Tulsa, Oklahoma, for approximately $3.5 million in cash, subject to certain post-closing adjustments. The Company recorded the acquisition using the purchase method of accounting, with approximately $3.5 million recorded to goodwill to be amortized ratably over 10 years.

         1997 ACQUISITIONS

         STI

         On January 3, 1997 the Company acquired STI for 3,600,000 unregistered shares of the Company's common stock in transactions accounted for using the pooling-of-interests method of accounting. In connection with the STI acquisition, the Company incurred a charge of $12.4 million for acquisition related expenses, asset write downs and integration costs incurred (including a $3.2 million charge for the vesting of a contingent option which became exercisable upon the closing of the merger) (see Note 11). The Company recorded a net deferred income tax asset during the first quarter of 1997 of $1.8 million relating to the STI acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         Premenos Technology Corp. ("Premenos")

         On December 19, 1997 the Company acquired Premenos, a Delaware corporation based in Concord, California. In connection with the transaction, which was accounted for using the pooling-of-interests method of accounting, the Company issued 8,037,982 shares of its common stock in exchange for all of the shares of Premenos common stock. All Premenos options and warrants were converted into the Company's options and warrants in accordance with the conversion ratio.

         In connection with the Premenos acquisition, the Company incurred charges for acquisition related expenses, asset write downs and integration costs of $13.7 million in 1998 and $15.3 million in 1997, (see Note 11).

         The financial position and results of operations of the Company have been restated for all periods prior to the mergers to give retroactive effect to the STI and Premenos acquisitions.

         Total revenues and net loss for the individual companies as previously reported are as follows (in thousands):

                                                     Years Ended December 31,
                                                     ------------------------
                                                       1997            1996
                                                     --------        --------
         Total revenues:
              Harbinger Corporation ...........      $ 77,414        $ 38,236
              STI .............................            --          17,538
              Premenos ........................        40,807          33,471
                                                     --------        --------
                                                     $118,221        $ 89,245
                                                     ========        ========

         Net income (loss) applicable to common
           shareholders:
              Harbinger Corporation ...........      $(42,832)       $ (8,277)
              STI .............................            --          (4,818)
              Premenos ........................         3,785          (2,996)
                                                     --------        --------
                                                     $(39,047)       $(16,091)
                                                     ========        ========


         Effective January 3, 1997 the operations of Harbinger Corporation and STI were combined. On September 30, 1998 the Company discontinued its TrustedLink Procurement ("TLP") business and on December 31, 1997 the Company discontinued its TrustLink Banker ("Banker") division. The revenues of Harbinger Corporation reported above have been restated accordingly (see Note 12).

         HNS

         On January 1, 1997 because of the expiration of restrictions on the Company's ability to appoint a majority of the HNS Board of Managers, the Company exercised its rights as majority shareholder of HNS by appointing a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997 the Company began accounting for its investment in HNS by consolidating the statements of financial position and results of operations of HNS with those of the Company. Prior to the January 1, 1997 acquisition date the Company accounted for its investment in HNS using the equity method of accounting, which resulted in a $7.0 million loss reported in "Equity in losses of joint ventures" in the statements of operations for the year ended December 31, 1996.

         Also on January 1, 1997 the Company entered into a debenture purchase agreement with the holder of the debenture whereby the Company acquired the debenture in exchange for $1.5 million in cash and 363,432 shares of the Company's common stock valued at $4.2 million. The Company recorded an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction.

         Immediately after this transaction, the Company acquired the minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 532,975 shares of the Company's common stock at exercise prices ranging from $10.14 per share to $11.02 per share which were valued at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS minority interest which was accounted for using the purchase method of accounting, with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology. The Company also incurred acquisition related expenses and asset write-downs related to this acquisition of $2.0 million in 1997 (see Note 11). The Company recorded a net deferred income tax asset of approximately $840,000 as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

         Smart Solutions for Electronic Commerce, Inc. ("Smart Solutions")

         Effective May 1, 1997, the Company acquired all of the common stock of Smart Solutions, a Michigan corporation based in Traverse City, Michigan, for $677,000, consisting of 29,635 unregistered shares of the Company's common stock valued at $454,000 and the assumption of $223,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $100,000 of the purchase price allocated to purchased technology, $71,000 allocated to tangible assets and $506,000 allocated to goodwill.

         Acquion, Inc. ("Acquion")

         Effective August 22, 1997, the Company acquired all of the common stock of Acquion, a California corporation based in Greenville, South Carolina, for approximately $13.6 million, consisting of $12.0 million in cash and the assumption of approximately $1.6 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $10.9 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1997, $641,000 allocated to purchased technology and $2.0 million allocated to goodwill. The Company also incurred acquisition related expenses and asset write downs of $2.5 million during 1997 related to this acquisition (see Note 11). The Company recorded a net deferred income tax asset of approximately $4.1 million as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero. TLP, a separate business within Acquion, was discontinued by the Company on September 30, 1998 (see Note
12).

         Atlas Products International, Limited ("Atlas")

         Effective October 23, 1997, the Company acquired Atlas, a company organized under the laws of England, based in Manchester, United Kingdom, for 467,098 unregistered shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. In connection with the acquisition, the Company incurred charges for acquisition related expenses, asset write downs and integration costs incurred of $1.4 million in 1998 and $2.0 million in 1997, respectively (see Note 11). The Atlas business combination was not material, and therefore was accounted for as an immaterial pooling, with Atlas' accumulated deficit of $296,000 being credited directly to the Company's accumulated deficit on the date of acquisition.

         1996 ACQUISITIONS

         NTEX Holding, B.V. ("NTEX")

         Effective March 31, 1996 the Company acquired all of the common stock of NTEX, a Dutch corporation based in Rotterdam, The Netherlands, for $8.0 million, consisting of $3.2 million in cash, 161,670 shares of the Company's common stock valued at $1.2 million, warrants to acquire 28,125 shares of the Company's common stock at $7.55 per share valued at $100,500 and the assumption of $3.5 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $4.4 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on March 31, 1996, $204,000 allocated to purchased technology, $621,000 allocated to tangible assets and $2.8 million allocated to goodwill.

         INOVIS GmbH & Co. ("INOVIS")

         Effective March 31, 1996 the Company acquired all of the common stock of INOVIS, a German corporation based in Karlsruhe, Germany, for $6.1 million, consisting of $1.4 million in cash, 315,414 shares of the Company's common stock valued at $2.4 million, warrants to acquire 45,000 shares of the Company's common stock at $6.78 per share valued at $104,000, a note payable of $557,000 and the assumption of $1.7 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $3.4 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1996, $600,000 allocated to purchased technology, $1.0 million allocated to tangible assets and $1.1 million allocated to goodwill.

         HNV

         Effective March 31, 1996 the Company acquired the remaining outstanding common stock of HNV, a Dutch corporation based in Hoofddorp, The Netherlands, for $1.2 million, consisting of 87,097 shares of the Company's common stock valued at $668,000 and the assumption of $554,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting, with $300,000 of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1996, $518,000 allocated to tangible assets and $447,000 allocated to goodwill and other intangibles.

         Don Valley Technology Corporation ("Don Valley")

         Effective May 14, 1996 the Company acquired all the common stock of Don Valley, a Canadian corporation based in Toronto, Canada, for $2.5 million, consisting of $1.1 million in cash, 38,917 shares of the Company's common stock valued at $1.1 million and the assumption of $300,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $2.0 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1996, a net liability of $37,000 allocated to tangible assets and $545,000 allocated to goodwill and other intangibles.

         Prime Factors, Inc. ("Prime Factors")

         Effective July 19, 1996 the Company acquired all the common stock of Prime Factors, an Oregon corporation based in Eugene, Oregon, for $4.1 million, consisting of $3.0 million in cash, 31,677 shares of the Company's common stock valued at $749,000 and the assumption of $351,000 in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $2.5 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1996, $1.2 million allocated to purchased technology and $411,000 allocated to tangible assets.

         Comtech Management Systems, Inc. ("Comtech")

         Effective August 1, 1996 the Company acquired all of the common stock of Comtech, a Texas corporation based in Amarillo, Texas, for $500,000, consisting of 36,841 shares of the Company's common stock valued at $422,000 and the assumption of $75,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $114,000 of the purchase price allocated to tangible assets, $100,000 allocated to purchased technology and $283,000 allocated to goodwill.

         EDI Integration Services Limited ("EISL")

         Effective October 15, 1996 the Company acquired all of the common stock of EISL, a company based in Hampshire, United Kingdom, for $804,000 consisting of $134,000 in cash and the assumption of a $670,000 note payable. The Company recorded the acquisition using the purchase method of accounting with $250,000 allocated to purchased technology, $548,000 allocated to goodwill and $6,000 allocated to tangible assets.

         PRO FORMA FINANCIAL INFORMATION

         The results of operations of the acquired companies have been included in the Company's consolidated statements of operations beginning on the following dates: EDI Works!: March 31, 1998; MACTEC: July 9, 1998; HNS: January 1, 1997; Smart Solutions: May 1, 1997; Acquion: August 22, 1997; Atlas: October 1, 1997; NTEX, INOVIS and HNV: March 31, 1996; Don Valley: May 14, 1996; Prime
Factors: July 19, 1996; Comtech: August 1, 1996; EISL: October 15, 1996.

         Unaudited pro forma results of operations of the Company for 1998, 1997 and 1996 would not be materially different as a result of the acquisitions of EDI Works! and MACTEC and are therefore not presented for 1998 or reflected in 1997 and 1996 below.

         The unaudited pro forma results of operations of the Company for 1997 and 1996 as if the acquisitions described above had been effected on January 1, 1997 and 1996, respectively, and retroactively adjusted for the impact of the 1998 discontinued operations of TLP and the 1997 discontinued operations of Banker are summarized as follows (in thousands, except per share data):

                                                      Years Ended December 31,
                                                      ------------------------
                                                        1997          1996
                                                      --------       -------
         Revenues ..............................      $120,363       $97,074
                                                      ========       =======

         Net loss applicable to common
                shareholders ...................      $(26,173)      $(11,505)
                                                      ========       =======
         Net loss per share applicable to common
                shareholders ...................      $  (0.68)      $ (0.32)
                                                      ========       =======
         Weighted average number of common
                shares outstanding .............        38,524        35,772
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


3.       PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENT

         System Software Associates, Inc. ("SSA")

         On July 21, 1995 the Company entered into a distribution agreement and purchased certain software products from SSA in exchange for the issuance of 1,237,500 shares of the Company's common stock valued at $4.7 million at the date of issuance and the issuance of 4,000,000 shares of the Company's zero coupon redeemable preferred stock (see Note 9). The Company also provided SSA with an option to put the 1,237,500 shares of common stock issued back to the Company for cash on January 31, 1997 exercisable only if the market value of the common stock on that date was less than $4.00 per share. In September 1996 the Company registered the 1,237,500 shares of putable common stock. SSA sold all of the shares during 1996. After 1996 the Company no longer considered SSA to be a related party.

         The terms of the distribution agreement provide for SSA to pay the Company royalties through December 2000 based upon future software and service revenues that SSA derives from the sale of the Company's products, including certain minimum royalties of $5.7 million for 1996. The Company recognizes revenue from this arrangement based upon sales made by SSA to end-users.

         The Company allocated the consideration associated with these transactions of $4.8 million (including transaction costs of $122,000) as follows: $2.3 million to purchased technology and $2.5 million to the distribution agreement based upon the estimated fair values of the purchased technology and distribution agreement at the date of the exchange. During 1997 the purchased technology was written down due to the acquisition of other replacement technology that was licensed to SSA.

         The Company had a net provision of $3.6 million in its allowance for doubtful accounts related to royalty receivables due from SSA at December 31, 1998. Also in 1998 the intangible asset associated with the distribution agreement was written off based upon estimated future net cash flows from the arrangement (see Note 11).

         General Electric Information Services, Inc. ("GEIS")

         On December 31, 1995 the Company entered into an alliance agreement with GEIS and an agreement to purchase certain software products from GEIS. The total purchase price was $2.5 million, consisting of $300,000 in cash and the assumption of a note payable to GEIS in the amount of $2.2 million. The Company recorded the purchase of the technology and the alliance agreement based upon fair value with $1.2 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1995, $375,000 allocated to purchased technology, $950,000 allocated to the alliance agreement and $15,000 allocated to tangible assets. During 1997 the purchased technology was written down due to the acquisition of other replacement technology that will be licensed to GEIS and the distribution agreement was written down based upon future expectations of net cash flows from the arrangement (see Note 11).

         Certain terms of the alliance agreement include the referral of customers to the Company by GEIS, the performance of certain software maintenance services by GEIS and a $1.2 million guaranteed payment by GEIS to the Company for the two-year period ended December 31, 1997, relating to software maintenance revenues to be paid by GEIS to the Company. GEIS' subsequent sales to end-users exceeded the $1.2 million guaranteed payment each year.


4.       PROPERTY AND EQUIPMENT

         Property and equipment consist of the following at December 31, 1998 and 1997 (in thousands):

                                                  1998           1997
                                                -------        -------
         Computer and communications
                  equipment ..............      $34,632        $26,115
         Furniture, fixtures and leasehold
                  improvements ...........       10,210          7,486
         Other ...........................          438            187
                                                -------        -------
                                                 45,280         33,788
         Less accumulated depreciation ...      (22,130)       (15,621)
                                                -------        -------
                                                $23,150        $18,167
                                                =======        =======


5.       INTANGIBLE ASSETS

         Intangible assets consist of the following at December 31, 1998 and 1997 (in thousands):

                                                             1998           1997
                                                           -------        -------
         Purchased technology (Note 11) .............      $ 1,521        $ 2,523
         Goodwill, GEIS alliance and SSA distribution
             agreements (Notes 3 and 11) ............       12,130          9,514
         Software development costs (Note 11) .......        9,041         10,473
                                                           -------        -------
                                                            22,692         22,510
         Less accumulated amortization ..............       (5,889)        (6,046)
                                                           -------        -------
                                                           $16,803        $16,464
                                                           =======        =======

6.       ACCRUED EXPENSES

         Accrued expenses consist of the following at December 31, 1998 and 1997 (in thousands):

                                                       1998         1997
                                                      ------       ------
         Accrued salaries and wages ............     $ 9,522      $ 8,011
         State income, property, sales and
                  other taxes ..................       3,870        3,227
         Accrued severance, lease
                  exit costs and other (Note 11)       6,129        3,689
         Accrued discontinued operations
                  costs (Note 12) ..............       6,518        3,685
         Accrued integration costs incurred
                   (Note 11) ...................       1,358        3,940
         Other accrued expenses ................       4,174        3,283
                                                     -------      -------
                                                     $31,571      $25,835
                                                     =======      =======


7.       INCOME TAXES

         The provision for income tax expense (benefit) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities and any increase or decrease in the valuation allowance for deferred income tax assets.

         During 1997 the Company acquired STI (see Note 2). Effective January 1, 1995 SupplyTech, Inc. elected to be taxed as an S corporation under the Internal Revenue Code. The acquisition of SupplyTech, Inc. by the Company terminated the S corporation status under the Internal Revenue Code. Accordingly, SupplyTech, Inc. was taxed as a regular corporation in 1997. SupplyTech International, LLC was incorporated under the laws of the state of Michigan as a limited liability corporation ("LLC"). As an LLC, SupplyTech International, LLC has elected to be taxed as a partnership under the Internal Revenue Code. In 1997, SupplyTech International, LLC's income is included in the Company's consolidated income subject to regular corporate tax. As a result of these elections, STI has been taxed in a manner similar to a partnership for 1996 and has not provided for any federal or state income taxes as the results of operations are passed through to, and the related income taxes become the individual responsibility of, STI's shareholders.

         Upon termination of SupplyTech, Inc.'s S corporation status in 1997, the net deferred income tax asset of $1.8 million was fully provided for by a valuation allowance.

         The pro forma income tax expense for 1996 reflects the income tax expense that would have been reported if STI had been a C corporation and subject to SFAS No. 109 during this period.

         Income (loss) from continuing operations before income taxes for the years ended December 31, 1998, 1997 and 1996 consists of the following (in thousands):

                                                      1998           1997           1996
                                                    --------       --------       --------
         U.S. operations .....................      $ (5,835)      $(21,063)      $ (6,583)
         Foreign operations ..................        (1,987)         1,961         (8,454)
                                                    --------       --------       --------
         Total loss from continuing
                operations before income taxes      $ (7,822)      $(19,102)      $(15,037)
                                                    ========       ========       ========


         Income tax expense (benefit) from continuing operations for the years ended December 31, 1998, 1997 and 1996 is summarized as follows (in thousands):

                                              1998          1997         1996
                                             ------        ------       ------
         Current:
                Federal ...............      $  442        $  581       $ (330)
                Foreign ...............        (124)        1,187           10
                State .................         387           215          (38)
                                             ------        ------       ------
                         Total current          705         1,983         (358)
                                             ------        ------       ------

                                              1998          1997         1996
                                             ------        ------       ------
         Deferred:
                Federal ...............          --           981        1,064
                Foreign ...............          --            --          167
                State .................          --           129          123
                                             ------        ------       ------
                         Total deferred          --         1,110        1,354
                                             ------        ------       ------

         Total income tax expense .....      $  705        $3,093       $  996
                                             ======        ======       ======


         The Company's income taxes currently payable for federal and state purposes have been reduced by the tax benefit derived from stock option transactions. The benefit, which totaled $498,000 and $2.9 million for the years ended December 31, 1997 and 1996, respectively, has been credited directly to stockholders' equity.

         There is no income tax expense or benefit for discontinued operations of TLP (from operations) in 1998. There was no income tax expense for discontinued operations of Banker (from operations) in 1997 or 1996. There was no income tax expense or benefit relating to loss on disposal of TLP or Banker or extraordinary loss on debt extinguishment.

         Pro forma income tax expense (benefit) from continuing operations for the year ended December 31, 1996 is summarized as follows (in thousands):

                                               1996
                                             -------
         Current:
                Federal ...............      $  (330)
                Foreign ...............           10
                State .................          (38)
                                             -------
                         Total current          (358)
                                             -------

         Deferred:
                Federal ...............        1,064
                Foreign ...............          167
                State .................          123
                                             -------
                         Total deferred        1,354
                                             -------

         Pro forma income tax expense .      $   996
                                             =======

         Income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following (in thousands):

                                                                          1998           1997           1996
                                                                        -------        --------       -------
         Computed "expected" income tax expense (benefit) ........      $(2,660)       $ (6,495)      $(5,113)
         Increase (decrease) in income tax expense (benefit)
           resulting from:
                State income taxes, net of federal income tax
                       benefit ...................................          255             227            56
                Tax-exempt income ................................         (168)           (157)         (130)
                Loss from STI ....................................           --              --         1,630
                Change in tax status of STI ......................           --          (1,798)           --
                Nondeductible charge for purchased in-process
                       product development and other costs .......          488           1,431         3,134
                Increase (decrease) in the valuation allowance for
                       deferred income tax assets ................        2,758          10,003         1,494
                Other ............................................           32            (118)          (75)
                                                                        -------        --------       -------
                                                                        $   705        $  3,093       $   996
                                                                        =======        ========       =======

         Pro forma income tax expense (benefit) differs from the amounts computed by applying the federal statutory income tax rate of 34% to income
(loss) from continuing operations before income taxes as a result of the following (in thousands):



                                                                     1996
                                                                   -------
         Computed "expected" income tax expense (benefit) ...      $(5,113)
         Increase (decrease) in income tax expense (benefit)
           resulting from:
                State income taxes, net of federal income tax
                       benefit ..............................           56
                Tax-exempt income ...........................         (130)
                Nondeductible charge for purchased in-process
                       product development and other costs ..        3,134
                Increase in the valuation allowance for
                       deferred income tax assets ...........        2,819
                Other .......................................          230
                                                                   -------
                                                                   $   996
                                                                   =======




         The significant components of deferred income tax expense (benefit) from continuing operations for the years ended December 31, 1998, 1997 and 1996 are summarized as follows (in thousands):

                                                    1998           1997          1996
                                                  -------        --------       ------
         Deferred income tax benefit .......      $(2,759)       $(12,399)      $ (140)
         Increase in the valuation allowance
              for deferred income tax assets        2,759          13,509        1,494
                                                  -------        --------       ------
                                                  $    --        $  1,110       $1,354
                                                  =======        ========       ======


         The significant components of pro forma deferred income tax expense (benefit) from continuing operations for the year ended December 31, 1996 is summarized as follows (in thousands):

                                                      1996
                                                    -------
         Deferred income tax expense .........      $(1,465)
         Increase in the valuation allowance
                for deferred income tax assets        2,819
                                                    -------
                                                    $ 1,354
                                                    =======


         The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                     1998           1997
                                                                   -------        -------
         Deferred income tax assets:
                Net operating loss carryforwards ............      $ 4,269        $ 5,544
                Deferred revenue ............................           --          1,486
                Intangible assets ...........................        7,446          7,924
                Accrued expenses ............................       16,639          9,484

                                                                     1998           1997
                                                                   -------        -------
                Discontinued operations .....................        3,241            829
                Research tax credit .........................        2,082          2,082
                Other .......................................          790            790
                                                                   -------        -------
                       Gross deferred income tax assets .....       34,467         28,139
         Valuation allowance ................................      (27,842)       (22,671)
                                                                                  -------
         Deferred income tax assets, net of the valuation
              allowance .....................................        6,625          5,468
         Deferred income tax liabilities - principally due to
              software development costs ....................       (3,824)        (2,667)
                                                                   -------        -------
                       Net deferred income tax assets .......        2,801          2,801
         Less current deferred income tax assets ............        2,103          1,892
                                                                   -------        -------
         Noncurrent deferred income tax assets ..............      $   698        $   909
                                                                   =======        =======


         In 1998 there was no change in net deferred income tax assets. The decrease in net deferred income tax assets for the years ended December 31, 1997 and 1996 was $1.1 million and $1.4 million, respectively. During 1998, the net increase in the valuation allowance was $5.2 million. A valuation allowance is established to reduce the deferred income tax assets to the level at which it is "more likely than not" that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include: (a) taxable income in the current year or prior years that is available through carryback, (b) future taxable income that will result from the reversal of existing taxable temporary differences, and (c) future taxable income generated by future operations. The Company continually reviews the adequacy of the valuation allowance and recognizes these benefits as reassessment indicates that it is more likely than not that the benefits will be realized.

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

         During 1996 the Company acquired foreign net operating loss carryforwards in the NTEX and HNV acquisitions (see Note 2) of approximately $6.5 million and $3.1 million, respectively. The Company established a valuation allowance relating to the carryforwards of $2.4 million and $1.1 million, respectively, which is included in the valuation allowance at December 31, 1996. If the benefit from these net operating loss carryforwards is realized, the Company will reduce the related valuation allowance and will reduce goodwill recorded in connection with these transactions. For the year ended December 31, 1996 the Company realized a portion of these foreign net operating loss carryforwards and recognized deferred foreign income tax expense of $93,000 and $74,000 relating to the reduction in the valuation allowance for these carryforwards and reduced goodwill associated with these acquisitions by a like amount.

         At December 31, 1998 the Company has domestic and foreign net operating loss carryforwards and research tax credit carryforwards of approximately $22.2 million, $11.8 million and $2.1 million, respectively. The domestic net operating loss carryforwards expire at various dates through the year 2020 unless utilized, the foreign net operating loss carryforwards do not expire and the research tax credit carryforwards expire beginning in 2007 through 2012. The Company's domestic net operating loss carryforwards at December 31, 1998 include $22.2 million in income tax deductions related to stock options excluded from the table of deferred income tax assets above, which will be reflected as a credit to additional paid-in capital when realized.

8.       LONG-TERM DEBT

         The Company had no debt outstanding at December 31, 1998. The Company's current portion of long-term debt at December 31, 1997 of $623,000 was paid off during 1998.

9.       REDEEMABLE PREFERRED STOCK

         In 1995 the Company issued 4,000,000 shares of zero coupon redeemable preferred stock to SSA (see Note 3). The zero coupon redeemable preferred stock issued has no voting or dividend rights, vests at a rate of 1,000,000 shares per year only if SSA attains certain royalty targets for the years 1997 through 2000, and contains mandatory redemption provisions of $0.67 per share payable in cash or the Company's common stock, at the option of the holder, thirty days after the end of each year. The Company will accrete the zero coupon redeemable preferred stock to its redemption price as it becomes probable that it will be earned through a charge to direct costs of software in the period earned. The royalty targets for 1998 and 1997 were not met and 2,000,000 of the shares of the zero coupon redeemable preferred stock have been forfeited.

10.      SHARHEOLDERS' EQUITY

         PREFERRED STOCK

         The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. At December 31, 1998 there were 2,000,000 shares of zero coupon redeemable preferred stock issued and outstanding (see Note 9).

         COMMON STOCK

         On April 24, 1998 the Board of Directors declared a three-for-two stock split in the form of a stock dividend on the Company's common stock paid on May 15, 1998 to shareholders of record on May 1, 1998. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been retroactively restated to reflect the split for all periods presented.

         WARRANTS

         The Company issued warrants in December 1997 related to the acquisition of Premenos. The warrants enable the holders to acquire 26,199 shares of the Company's common stock at $5.63 per share, representing the exchange ratio agreed to in the merger agreement. As of December 31, 1998 all warrants were outstanding.

         The Company issued warrants in July 1996 to two related parties in connection with certain performance criteria related to the HNV acquisition. The warrants enable the holders to acquire 112,500 shares of the Company's common stock at $12.33 per share, representing the fair value of the common stock at the date of issuance. During 1998, 84,375 warrants were exercised and 28,125 warrants were canceled, leaving no warrants outstanding at December 31, 1998.

         The Company issued warrants in April 1996 related to the acquisition of NTEX and INOVIS. The warrants enable the holders to acquire 73,125 shares of the Company's common stock at a range of $7.55 to $7.61 per share, representing the fair value of the common stock at the date of issuance. There are 45,000 warrants outstanding as of December 31, 1998, all at an exercise price of $7.61.

         STOCK COMPENSATION PLANS

         As of December 31, 1998 the Company has five stock-based compensation plans, of which four are related to stock options and one is related to stock purchases, more fully described below.

         Stock Options

         The Company's 1989 Stock Option Plan (the "1989 Plan") and 1996 Stock Option Plan (the "1996 Plan") and together combined (the "Plans") provide for the grant of options to officers, directors, consultants and key employees. The 1996 Plan was amended in 1998 to add 1,050,000 options available for grant. The maximum number of shares of stock that may be issued under the 1996 Plan may not exceed the sum of 8,737,500 options plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Plan or were subject to options granted thereunder that expire without exercise to officers, directors, consultants and key employees. There were 2,075,055 options available for grant at December 31, 1998. Options granted under the terms of the 1996 Plan generally vest ratably over four years and are granted with an exercise price no less than the fair market value of the common stock on the grant date. Options granted prior to July 1994 vest ratably over three years and options granted since July 1994 vest ratably over four years. All options granted expire seven years from the date of grant. At December 31, 1998 there were options outstanding to purchase 6,902,026 shares of the Company's common stock, of which options to purchase 1,699,767 shares were exercisable. In 1998 the Board of Directors authorized a repricing of certain unexercised employee stock options held by employees other than certain senior executive officers. The number of shares repriced to $6.91 was approximately 2.6 million. The four-year vesting period for all repriced shares began in October 1998.

         In 1993 the Board of Directors authorized the creation of a stock option plan for nonemployee members of the Company's Board of Directors (the "Nonemployee Directors Plan"). The Nonemployee Directors Plan was amended in 1998 to add 187,500 options, for a total of 525,000 shares of common stock reserved for issuance under the Nonemployee Directors Plan at an option price no less than the fair market value of the common stock on the option grant date. Options expire seven years from the date of grant. The options granted under the Nonemployee Directors Plan vest ratably in the year of grant based on attendance at regularly scheduled board meetings. Options which have not vested in the year of grant expire and become available for grant under the Nonemployee Directors Plan. At December 31, 1998 there were options outstanding and exercisable to purchase 249,749 shares of the Company's common stock and there were 177,939 options available for grant under the Nonemployee Directors Plan.

         In addition to outstanding options granted under the Company's Plans and Nonemployee Directors Plan, the Company has granted options to acquire 157,500 shares of common stock to certain existing and former nonemployee directors for past services. As of December 31, 1998, 120,000 of these options were outstanding and exercisable.

         At December 31, 1998 the Company has five stock-based compensation plans which are described herein. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. The compensation cost that would have been charged against income for its plans was $13.5 million $9.2 million and $3.5 million for 1998, 1997 and 1996, respectively, had compensation cost for the Company's five stock-based compensation plans been determined consistent with SFAS No. 123. The Company's net loss and loss per share would have been the pro forma amounts indicated below (in thousands, except per share data):


                                                   1998              1997           1996
                                              -------------    --------------   -------------

Net loss applicable to       As reported      $  (14,712)      $  (39,047)      $  (16,091)
    common shareholders      Pro forma        $  (28,254)      $  (48,221)      $  (19,592)

Basic and diluted loss       As reported      $    (0.35)      $    (1.02)      $    (0.46)
    per common share         Pro forma        $    (0.68)      $    (1.26)      $    (0.56)


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:
1998: dividend yield of 0.5%; expected volatility of 82.6%; risk-free interest rate of 5.3%, and expected lives of five years for all of the Plan options; 1997: dividend yield of 0.5%; expected volatility of 67.3%; risk-free interest rate of 5.7%; and expected lives of five years for all of the Plan options; 1996: dividend yield of 0.5%; expected volatility of 57.8%; risk-free interest rates of 5.9%; and expected lives of five years for all of the Plan options.

         A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996 and changes during the years ended on those dates is presented below:


                                                        1998                      1997                        1996
                                             ------------------------    ------------------------   -----------------------
                                                          Weighted                   Weighted                    Weighted
                                                          Average                     Average                    Average
                                               Shares     Exercise       Shares       Exercise       Shares      Exercise
           Fixed Options                       (000s)      Price         (000s)        Price         (000s)        Price
----------------------------------------    ----------   ------------    -------     ----------     -----------------------

Outstanding at beginning of year .......      7,267      $10.73           4,567         $ 7.51        3,537         $ 3.12
Granted ................................      5,185       12.55           4,497          13.99        2,365          11.92
Exercised ..............................     (1,118)       8.79            (858)          3.61         (979)          1.91
Forfeited/canceled .....................     (4,044)      16.70            (939)         17.19         (356)          8.54
Outstanding at end of year .............      7,290        8.90           7,267          10.73        4,567           7.51

Options exercisable at end of year .....      2,070                       1,875                       1,510
Weighted average fair value of
    options granted during the year ....     $ 6.72                      $ 6.03                      $ 4.98


         The following table summarizes information about nonvariable stock options outstanding at December 31, 1998:


                                                  Options Outstanding                          Options Exercisable
                                      ------------------------------------------      --------------------------------------

                                                         Weighted
                                                          Average       Weighted                                   Weighted
                                            Number       Remaining      Average           Number                   Average
                   Range of              Outstanding    Contractual     Exercise        Exercisable                Exercise
                Exercise Prices          at 12/31/98    Life (Years)     Price          at 12/31/98                 Price
           -----------------------       ------------   ------------    ------        ---------------              --------

            $0.01     -      $2.83            879,435      1.96           $2.32               762,846               $ 2.24
            $2.84     -      $6.89            236,004      3.61           $4.92               142,386               $ 5.25
            $6.91     -      $6.91          2,780,561      6.81           $6.91                    --                   --
            $7.61     -      $7.78          1,047,480      4.94           $7.75               318,316               $ 7.77
            $8.71     -     $11.61          1,156,033      5.88          $11.10               452,445               $10.95
           $11.78     -     $16.75            541,850      6.18          $13.41               292,511               $13.56
           $18.17     -     $35.00            648,412      6.27          $21.94               101,021               $24.27

                                            ---------                                       ---------
           $ 0.01     -     $35.00          7,289,775      5.61          $ 8.90             2,069,525               $ 7.88
                                            =========                                       =========


         Employee Stock Purchase Plan

         The Company offers employees the right to purchase shares of the Company's common stock at 85% of the market price, as defined, pursuant to the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, full-time employees, except persons owning 5% or more of the Company's common stock, are eligible to participate after six months of employment. Employees may contribute up to 15% of their annual salary toward the Purchase Plan up to a maximum of $15,000 per year. A maximum of 487,500 shares of common stock are reserved for issuance under the Purchase Plan. During the years ended December 31, 1998, 1997 and 1996 shares issued under the Purchase Plan were 89,247, 160,813 and 40,170, respectively. A portion of shares issued in 1997 and 1996 disclosed above were authorized under existing purchase plans of acquired companies and are excluded from the calculation of shares available to issue under the Purchase Plan.

         Under SFAS No. 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1998: dividend yield of 0.5%; expected volatility of 82.6%; and risk-free interest rate of 5.2%; for 1997: dividend yield of 0.5%; expected volatility of 67.3% and risk-free interest rate of 5.7%; for 1996: dividend yield of 0.5%; expected volatility of 57.8%; and risk-free interest rate of 5.9%. The expected life of the employees' purchase rights was three months for all years. The weighted average fair value of those purchase rights granted in 1998, 1997 and 1996 was $7.11, $5.95 and $5.62, respectively. The impact of the Purchase Plan on the Company's pro forma net loss and loss per share presentation required per SFAS 123 has been included in Stock Options above.

11. CHARGE FOR PURCHASED IN-PROCESS PRODUCT DEVELOPMENT, WRITE-OFF OF SOFTWARE DEVELOPMENT COSTS, RESTRUCTURING, ACQUISITION RELATED AND OTHER CHARGES

         In connection with acquisitions made in 1998, 1997 and 1996 and restructurings in 1998 and 1997, the Company incurred charges for purchased in-process product development, write-off of software development costs, restructuring, acquisition related and other charges ("Charges"). A summary of the components, as adjusted for discontinued TLP, are as follows (in thousands):



                                                                                  1998                1997             1996
                                                                               ----------          ----------       ----------

         In-process product development..............................           $     --             $ 2,853         $ 12,649
         Integration costs...........................................             13,154              14,319              826
         Transaction charges.........................................                638               9,515               --
         Lease termination...........................................              2,335                  --               --
         Intangible asset write-downs................................              3,963               8,431               --
         Asset write-downs...........................................                396               1,599               --
         Severance costs.............................................              4,281               3,838               --
         Other costs to exit activities..............................              2,260                  --               --
                                                                                --------            --------         --------
                                                                                $ 27,027            $ 40,555         $ 13,475
                                                                                ========            =======-         ========



         Integration costs associated with business combinations include costs incurred for such activities as cross training, planning, product integration and marketing. For 1998 and 1997 approximately $4.1 million and $7.8 million of integration costs, respectively, included certain internal expense allocations which may recur in other expense categories in the future.

         Charges for in-process product development are recorded as a result of acquiring research and development efforts through business combinations that, at the date of acquisition, have not yet generated commercializable products and have no alternative future use. The valuations for such purchased in-process product developments are made with the assistance of third-party experts based on fair value. Intangible asset write-downs consist primarily of capitalized software and goodwill that have become impaired as a result of product phase-outs. Certain Charges involve management estimates, as follows: lease termination costs and other costs to exit activities, which include anticipated liabilities and obligations associated with phasing out products. Actual results could vary from these estimates.

12.      DISCONTINUED OPERATIONS

         In the third quarter of 1998 the Board of Directors approved the discontinuance of TLP, expected to be sold or liquidated within 12 months. Revenues from TLP were $2.9 million and $2.5 million for the years ended December 31, 1998 and 1997, respectively. The results of operations for TLP for all years presented are reported in the accompanying reclassified statements of operations under discontinued operations. The Company also provided for an estimated anticipated loss on the disposal of TLP of $6.4 million during 1998. The balance at December 31, 1998 was $5.1 million. The anticipated loss on the disposal of TLP contains certain management estimates, included but not limited to sales proceeds, lease exist costs and length of operations beyond the measurement date. Actual results could vary from such estimates. No income tax benefit was recognized in 1998 or 1997 due to the Company's net operating loss carryforwards. The operating loss incurred for TLP from the measurement date to December 31, 1998 was $670,000.

         The assets and liabilities of TLP are included in the Company's consolidated balance sheets as of December 31, 1998 and 1997 and are summarized as follows (in thousands):


                                                               1998              1997
                                                           -----------       ----------
         Accounts receivable...........................     $   454           $   762
         Other current assets..........................         106                61
         Property and equipment, net...................         766               633
         Intangible assets, net........................       2,454             2,669
         Deferred revenue..............................         (45)             (760)
         Current liabilities...........................        (281)           (1,367)
                                                            -------           -------
                                                            $ 3,454           $ 1,998
                                                            =======           =======



         In the fourth quarter of 1997 the Board of Directors approved the discontinuance of Banker. Revenues from Banker were $4.0 million and $3.5 million for the years ended December 31, 1997 and 1996, respectively. The results of operations for Banker for all years presented are reported in the accompanying reclassified statements of operations under discontinued operations. In the fourth quarter of 1997, the Company provided for an anticipated loss of $4.0 million related to the phase out of Banker operations. No income tax expense or benefit was recognized in 1997 or 1996 due to the Company's net operating loss carryforwards. As of December 31, 1998 the disposal of Banker was substantially complete and $2.0 million in estimated losses not incurred was recorded as a reduction to "Loss on disposal of TrustedLink Banker" on the statements of operations in 1998. The operating loss of Banker during 1998 was $280,000. The assets and liabilities of Banker included in the Company's consolidated balance sheets were immaterial at December 31, 1998 and consisted of $1.8 million in current liabilities and $500,000 in accounts receivable, equipment and other current assets at December 31, 1997.


13.      OTHER RELATED PARTY TRANSACTIONS

         The Company received $284,000, $465,000 and $600,000 in 1998, 1997 and
1996, respectively, in revenue from an affiliated company that is partially owned by an employee of one of the Company's foreign subsidiaries. This same affiliated company also billed the Company $189,000, $63,000 and $350,000 in 1998, 1997 and 1996, respectively, for services that the affiliated company provided to the Company.

         The Company has a note receivable of $50,000 from an executive officer with an annual interest rate of 9%, renewable at the end of each year.

         Prior to the acquisition, one of Premenos' directors was a partner of a law firm which provided various legal services to Premenos. In 1996, such legal services included representation related to the acquisition of subsidiaries. Two other directors of Premenos also provided training and consulting services to the Company from time to time. Amounts incurred for all such services in 1997 and 1996 were $493,000 and $879,000, respectively.

         In 1996 the Company had related party revenues totaling $6.9 million from HNS and SSA (see Note 3).

14.      SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

         SEGMENT INFORMATION

         The Company operates in a single industry segment: the development, marketing and supporting of software products and the providing of network and consulting services to enable businesses to engage in E-Commerce. The Company managed its business along geographical lines, thus resulting in three reportable segments: North America, Europe and Asia Pacific and Latin America. The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Revenues are attributed to a reportable segment based on the location of the customer. Management evaluates the performance of each segment on the basis of operating income, excluding integration and restructuring charges and certain net general and administrative charges. Intersegment royalties are calculated based upon revenues, as defined, derived from the sales of certain software products at agreed upon percentages between the segments. The measurement of long-term assets is not a significant factor in management's evaluation of the results of the reportable segments. At December 31, 1998 the Company was in the process of implementing a new organizational structure and anticipates that its reportable segments may be different in 1999.

         A summary of the Company's reportable segments as of and for the years ended December 31, 1998, 1997 and 1996 is presented below (in thousands):


                                                                                Latin
                                                                               America
                                                                                 and
                                        North                                   Asia
                                       America              Europe             Pacific             Total
                                 ------------------   ------------------    -------------    -----------------
Revenues:
      1998                               $115,800              $ 20,285          $ 2,950           $139,035
      1997                               $ 98,816              $ 17,676          $ 3,272           $119,764
      1996                               $ 78,796              $ 10,787          $   358           $ 89,941

Intersegment royalties:
      1998                               $  3,884              $     --         $     --           $  3,884
      1997                               $  1,543              $     --         $     --           $  1,543
      1996                               $    696              $     --         $     --           $    696

Operating income:
   (as defined)
      1998                               $ 18,747              $    754         $    637           $ 20,138
      1997                               $ 16,071              $  1,300         $    479           $ 17,850
      1996                               $  2,433              $    370         $      5           $  2,808




Revenues                                                  1998            1997           1996
--------                                               ---------       ---------       --------
Total gross revenues for reportable segments           $ 139,035       $ 119,764       $ 89,941
Elimination of intersegment royalties                     (3,884)         (1,543)          (696)
                                                       ---------       ---------       --------
                Total consolidated revenues            $ 135,151       $ 118,221       $ 89,245
                                                       =========       =========       ========
Operating income, (as defined)                            1998            1997           1996
------------------------------                         ---------       ---------       --------
Total operating income for reportable segments         $  20,138       $  17,850       $  2,808
Charges for integration and restructuring                (27,027)        (40,555)       (13,475)
Certain net general and administrative costs              (5,763)             --             --
                                                       ---------       ---------       --------
                Total consolidated operating loss      $ (12,652)      $ (22,705)      $(10,667)
                                                       =========       =========       ========

         GEOGRAPHIC INFORMATION

         Revenues attributed to the United States, the Company's country of domicile, are substantially the same as revenues reported for the reportable segment of North America (above) for all years. Revenues derived from customers in foreign countries did not exceed 10% in any one country of the Company's consolidated revenues in 1998, 1997 or 1996.

         The Company's long-lived assets, excluding net intangible and deferred tax assets, for the years ended December 31, 1998, 1997 and 1996 were as follows (in thousands):


                                                          1998            1997           1996
                                                       ---------       ---------       --------
United States                                          $  21,203       $  16,215       $ 14,057
Foreign countries                                          1,947           1,952            869
                                                       ---------       ---------       --------
                                                       $  23,150       $  18,167       $ 14,926
                                                       =========       =========       ========


         MAJOR CUSTOMERS

         No single customer comprised greater than 10% of the Company's consolidated revenues in 1998, 1997 or 1996.

15.      COMMITMENTS

         401(K) PROFIT SHARING PLAN

         During 1998 the Company consolidated its three separate 401(k) savings and retirement plans into one plan for all its domestic employees. In general, all domestic employees are eligible to participate in the plan after one month of employment and may contribute up to 15% of their annual salary up to the maximum allowed by the Internal Revenue Code. Under the consolidated plan, the Company matches employee contributions at 50% to a maximum of 4% of their annual contribution subject to a $2,200 limit per employee. Prior to consolidating the plans the Company's matching contributions in 1997 and 1996 varied from a range of discretionary to 50% of employees' contributions. Total Company contributions for its 401(k) plans totaled $736,000, $454,000 and $194,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

         CREDIT FACILITY

         During 1998 the Company converted its $10.0 million committed line of credit to an uncommitted credit facility. There are no restrictive covenants or commitment fees associated with the uncommitted facility. No amounts were outstanding at December 31, 1998 and 1997.

         LEASES

         The Company leases office facilities, automobiles, fixtures and equipment under operating leases which extend through 2005. Rent expense under all operating leases was approximately $5.5 million, $4.3 million and $3.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. At December 31, 1998 the Company is obligated under these agreements to make the following lease payments (in thousands):


                                                                                                        Operating
                                                                                                          Leases
                                                                                                     ----------------
                           1999..............................................                           $ 7,216
                           2000..............................................                             6,818
                           2001..............................................                             6,542
                           2002..............................................                             5,720
                           2003..............................................                             4,947
                           Thereafter........................................                            14,152
                                                                                                        -------
                           Total minimum lease payments......................                           $45,395
                                                                                                        =======

         In conjunction with one building lease, the Company was required to provide a standby letter of credit, which was $1.7 million at December 31, 1998.

         CONTINGENCIES

         The Company is involved in claims and other legal actions arising out of the ordinary course of business. While the ultimate results and outcome cannot be determined, management does not expect that they will have a material adverse effect on the Company's results of operations or financial position.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Harbinger Corporation:

We have audited the accompanying consolidated balance sheets of Harbinger Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 1996 financial statements of Premenos Technology Corp. and subsidiaries, which statements reflect total revenues constituting 38% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Premenos Technology Corp. and subsidiaries for 1996, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors with respect to 1996, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbinger Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                             /s/ KPMG LLP


Atlanta, Georgia
February 5, 1999